




2022 ANNUAL REPORT

—

ANNUAL MEETING OF STOCKHOLDERS






WILLIAMS-SONOMA, INC.

LETTER TO STOCKHOLDERS

2022 ANNUAL REPORT

WILLIAMS-SONOMA, INC.

POTTERY BARN   POTTERY BARN KIDS   POTTERY BARN TEEN   WEST ELM   WILLIAMS SONOMA   WILLIAMS SONOMA HOME   MARK AND GRAHAM   REJUVENATION   OUTWARD

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Dear Stockholders:

At Williams-Sonoma, Inc., we delivered another year of record revenue and record earnings. With our relentless focus on compelling product, customer service, and profitable growth, we continued to outperform our peers, gain market share, and distinguish ourselves as the world's largest digital-first, design-led, sustainable home retailer. In fiscal 2022, we delivered revenues of almost $8.7 billion, with comp growth of 6.5% following a 22% comp last year, and an operating margin of 17.5%[1]. We drove EPS growth of over 11% to $16.54[1] per share from $14.85[1] last year.

We have a history of consistently delivering to our stockholders. Since 2019, we have grown our revenues more than 47%, adding $2.8 billion to our topline; and more than doubled our operating margin to 17.5%[1]. We are proud that our earnings in fiscal 2022 represented the fourteenth consecutive year of EPS growth. And, we have increased our dividends for thirteen consecutive years, returning $3.2 billion to our stockholders over the last five years.

Our track record of consistently delivering strong results is due to our distinctive positioning in the home-furnishings market, which is large and highly fragmented; but where we continue to distinguish ourselves from the competition with our three key differentiators:

- No other home furnishings company offers our **in-house design** capabilities and vertically integrated sourcing organization;

- No other home furnishings company offers our **digital-first but not digital-only** channel strategy that is transforming the customer experience; and

- No other home furnishings company has our strong record on **values** that many consumers want today.

And, these key differentiators uniquely position us to execute on our growth initiatives:

We are leveraging our in-house design capabilities to expand into white space opportunities within and beyond our current markets. For instance: Marketplace, bringing new product categories curated with third-party partners; PB Apartment, offering small-space furniture for urban dwellers; West Elm kids, bringing made-to-last styles for kids; and PB Dorm, offering accessories and solutions for dorm life and beyond.

Also, our emerging brands, Mark and Graham and Rejuvenation, are gaining traction with runway for substantial growth. And, from a global perspective, we are leveraging a capital-light franchise model to expand into new markets. Finally, we are no longer just a <u>home</u> furnishings company. We are leveraging our in-house design, vertical sourcing, and brand portfolio to expand into the growing and underserved business-to-business market, our most exciting growth initiative.

We are a values-based organization, focused on people, corporate responsibility, customers, quality, and profit. We are committed to providing a superior return to our stockholders. This is everyone's job at the company. We have confidence in our long-term algorithm of mid-to-high single-digit revenue growth with a 15% operating margin floor, which is focused on six key drivers:

1. Our **ecommerce sales mix**, generating marginal revenue dollars in a higher contribution channel;

2. Our **retail optimization**, focusing our fleet on the most profitable, inspiring, and strategic locations;

3. The **supply chain efficiencies** that we expect to turn from headwinds into tailwinds;

4. The **ad cost optimization** capabilities of our in-house, first-party-data, hands-on-keyboard model;

5. The **pricing power** of our in-house designed, proprietary products; and

6. Our **cost and inventory control**, resulting from our financial discipline.

Looking ahead, we recognize that there is a lot of uncertainty with the consumer. Nevertheless, we remain confident: With our key differentiators and our growth initiatives, we are confident in our top line. With our focus on reducing costs and managing inventory levels, we are confident in our bottom line. We believe our six key drivers will position us to continue to take market share irrespective of consumer macro conditions. And, we believe we are going to get through the coming environment better than any of our peers.

We would like to thank our team for their hard work and dedication. Additionally, we want to thank our Board of Directors for their contributions and guidance during uncertain and challenging times. And, finally, we want to thank you, our stockholders, for your ongoing support and confidence in us.

This is a great company with great brands. And with our culture of innovation and talent, our values, and the strength of our team, we are moving ahead with our vision to furnish our customers *everywhere*.

Very truly yours,

<table>
<tr><td align="center">Laura Alber</td><td align="center">Scott Dahnke</td></tr>
<tr><td align="center">President, Chief Executive Officer and Director</td><td align="center">Board Chair</td></tr>
</table>




This letter contains forward-looking statements. Please see the section titled "Forward-Looking Statements" on page 1 of our Annual Report on Form 10-K for the fiscal year ended January 29, 2023, which is part of this Annual Report to Stockholders, for important cautionary language regarding these statements.

[1] *This letter includes certain non-GAAP financial measures, including operating margin and diluted EPS. We believe that these non-GAAP financial measures provide meaningful supplemental information for investors regarding the performance of our business and facilitate a meaningful evaluation of our actual results on a comparable basis with prior periods. Our management uses these non-GAAP financial measures in order to have comparability in financial results to analyze changes in our underlying business. These non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. A reconciliation of the GAAP to non-GAAP diluted earnings per share and non-GAAP operating margin may be found on page 10 in Exhibit 99.1 to our Form 8-K filed with the Securities and Exchange Commission on March 16, 2023, which is incorporated herein by reference.*

FORM
10-K

2022 ANNUAL REPORT

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One):

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 29, 2023.

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 001-14077

WILLIAMS-SONOMA, INC.
(Exact name of registrant as specified in its charter)

Delaware	**94-2203880**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3250 Van Ness Avenue, San Francisco, CA	**94109**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (415) 421-7900

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Common Stock, par value $.01 per share	**WSM**	**New York Stock Exchange, Inc.**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐
Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

As of July 31, 2022, the approximate aggregate market value of the registrant's common stock held by non-affiliates was $9,561,401,198 based on the closing sale price as reported on the New York Stock Exchange on such date. It is assumed for purposes of this computation that an affiliate includes all persons as of July 31, 2022 listed as executive officers and directors with the Securities and Exchange Commission. This aggregate market value includes all shares held in the Williams-Sonoma, Inc. Stock Fund within the registrant's 401(k) Plan.

As of March 19, 2023, 66,228,239 shares of the registrant's common stock were outstanding.

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DOCUMENTS INCORPORATED BY REFERENCE

Portions of our definitive Proxy Statement for the 2023 Annual Meeting of Stockholders, also referred to in this Annual Report on Form 10-K as our Proxy Statement, which will be filed with the Securities and Exchange Commission, or SEC, have been incorporated in Part III hereof.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and the letter to stockholders contained in this Annual Report contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, as well as assumptions that, if they do not fully materialize or prove incorrect, could cause our business and operating results to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements related to: projections of earnings, revenues, growth and other financial items; the strength of our business and our brands; our ability to execute strategic priorities and growth initiatives regarding digital leadership, product and technology innovation, cross-brand initiatives, retail transformation and operational excellence; our ability to execute on our environmental, social and governance initiatives; the continuing impact of inflation and measures to control inflation, including raising interest rates, on consumer spending; the continuing impact of the coronavirus, war in Ukraine, and shortages of various raw materials on our global supply chain, retail store operations and customer demand; labor and material shortages; the outcome of our growth initiatives; our ability to anticipate consumer preferences and buying trends; dependence on timely introduction and customer acceptance of our merchandise; changes in consumer spending based on weather, political, competitive and other conditions beyond our control; delays in store openings; competition from companies with concepts or products similar to ours; timely and effective sourcing of merchandise from our foreign and domestic vendors and delivery of merchandise through our supply chain to our stores and customers; effective inventory management; our ability to manage customer returns; uncertainties in e-marketing, infrastructure and regulation; multi-channel and multi-brand complexities; our ability to introduce new brands and brand extensions; challenges associated with our increasing global presence; dependence on external funding sources for operating capital; disruptions in the financial markets; our ability to control employment, occupancy, supply chain, product, transportation and other operating costs; our ability to improve our systems and processes; changes to our information technology infrastructure; general political, economic and market conditions and events, including war, conflict or acts of terrorism; the impact of current and potential future tariffs and our ability to mitigate impacts; the potential for increased corporate income taxes; our beliefs about our competitive advantages and areas of potential future growth in the market; our ability to drive long-term sustainable returns; the plans, strategies, initiatives and objectives of management for future operations; our brands, products and related initiatives, including our ability to introduce new products and product lines and bring in new customers; the complementary nature of our e-commerce and retail channels; our marketing efforts; our global business and expansion efforts, including franchise, other third-party arrangements and company-owned operations; the seasonal variations in demand; our ability to recruit, retain and motivate skilled personnel; our belief in the reasonableness of the steps taken to protect the security and confidentiality of the information we collect; our belief in the adequacy of our facilities and the availability of suitable additional or substitute space; our belief in the ultimate resolution of current legal proceedings; the payment of dividends; our stock repurchase program; our capital allocation strategy in fiscal 2023; our planned use of cash in fiscal 2023; our compliance with financial covenants; our belief that our cash on hand and available credit facilities will provide adequate liquidity for our business operations; our belief regarding the effects of potential losses under our indemnification obligations; the effects of changes in our inventory reserves; the impact of new accounting pronouncements; and statements of belief and statements of assumptions underlying any of the foregoing. You can identify these and other forward-looking statements by the use of words such as "will," "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential," "continue," or the negative of such terms, or other comparable terminology.

The risks, uncertainties and assumptions referred to above that could cause our results to differ materially from the results expressed or implied by such forward-looking statements include, but are not limited to, those discussed under the heading "Risk Factors" in Part I, Item 1A hereto and the risks, uncertainties and assumptions discussed from time to time in our other public filings with the U.S. Securities and Exchange Commission ("SEC"), which are available on the SEC's web site at www.sec.gov. All forward-looking statements included in this Annual Report on Form 10-K are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

WILLIAMS-SONOMA, INC.
ANNUAL REPORT ON FORM 10-K
FISCAL YEAR ENDED JANUARY 29, 2023

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

OVERVIEW

Williams-Sonoma, Inc., (the "Company", "we", or "us") incorporated in 1973, is an omni-channel specialty retailer of high-quality products for the home.

In 1956, our founder, Chuck Williams, turned a passion for cooking and eating with friends into a small business with a big idea. He opened a store in Sonoma, California to sell the French cookware that intrigued him while visiting Europe but that could not be found in America. Chuck's business, which set a standard for customer service, took off and helped fuel a revolution in American cooking and entertaining that continues today.

In the decades that followed, the quality of our products, our ability to identify new opportunities in the market and our people-first approach to business have facilitated our expansion beyond the kitchen into nearly every area of the home. Growth across our portfolio has been fueled by our three key differentiators — our in-house design, our digital-first channel strategy, and our values. Our in-house design capabilities and vertically integrated sourcing organization allow us to deliver high-quality, sustainable products at competitive prices. Through our e-commerce platform, our in-house customer relationship management and data analytic teams optimize our digital spend and customer connections. We have expanded our in-store services to include ship-to-store as we transition our stores to not only provide an exceptional customer service experience but to also serve as design centers and omni-fulfillment hubs.

Williams-Sonoma, Inc. is the world's largest digital-first, design-led and sustainable home retailer. Our products represent distinct merchandise strategies — Williams Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Teen, West Elm, Williams Sonoma Home, Rejuvenation, and Mark and Graham — are marketed through e-commerce websites, direct-mail catalogs and retail stores. These brands are also part of The Key Rewards, our loyalty and credit card program that offers members exclusive benefits across the Williams-Sonoma family of brands. We operate in the U.S., Puerto Rico, Canada, Australia and the United Kingdom, offer international shipping to customers worldwide, and have unaffiliated franchisees that operate stores in the Middle East, the Philippines, Mexico, South Korea and India, as well as e-commerce websites in certain locations. We are also proud to be a leader in our industry with our Environmental, Social and Governance ("ESG") efforts.

Williams Sonoma

From the beginning, our namesake brand, Williams Sonoma, has been bringing people together around food. A leading specialty retailer of high-quality products for the kitchen and home, the brand seeks to provide world-class service and an engaging customer experience. Williams Sonoma products include everything for cooking, dining and entertaining, including: cookware, tools, electrics, cutlery, tabletop and bar, outdoor, furniture and a vast library of cookbooks. The brand also includes Williams Sonoma Home, a premium concept that offers classic home furnishings and decorative accessories, extending the Williams Sonoma lifestyle beyond the kitchen into every room of the home.

Pottery Barn

Established in 1949 and acquired by Williams-Sonoma, Inc. in 1986, Pottery Barn is a premier omni-channel home furnishings retailer. America's most meaningful, beautiful design source, Pottery Barn brings together good products, people and values — seeking inspiration, quality, sustainability and service in everything we do. Thoughtfully designed and crafted to last, Pottery Barn's furniture, bedding, lighting, rugs, table essentials, decorative accessories and more can be loved for a lifetime.

Pottery Barn Kids

Kids are, and have always been, the inspiration behind what we do at Pottery Barn Kids. Since 1999, it's been our mission to bring the utmost in quality, sustainability, safety and style into every family's home. Most importantly, all our designs are rigorously tested to meet the highest child safety standards and expertly crafted from the best materials to last beyond their childhood years.

West Elm

Born in Brooklyn in 2002, West Elm is dedicated to transforming people's lives and spaces through creativity, style and purpose. West Elm creates unique, modern and affordable home decor and curates a global selection of local, ethically-sourced and Fair Trade Certified products, available online and in our stores worldwide.

Pottery Barn Teen

Launched in 2003, Pottery Barn Teen is the first home concept to focus exclusively on the teen market. Our purpose is to make safe and sustainable designs that inspire teens to create the world they want to live in. We're designing everything from organic bedding to multi-purpose furniture that adapts and lasts. Our mission is to create for the future.

Rejuvenation

Rejuvenation, founded in 1977 with a passion for timeless design and quality craftsmanship, was acquired by Williams-Sonoma, Inc. in 2011. With design, manufacturing and distribution facilities in Portland, Oregon, Rejuvenation offers a wide assortment of made-to-order lighting, hardware, furniture and home décor inspired by history, designed for today and made to last for years to come.

Mark and Graham

Established in 2012, Mark and Graham is a leading monogrammed lifestyle brand that offers thoughtfully designed personalized products and custom gifts. The digitally native brand is known for high quality collections, ranging from home gifts to luggage to handbags, designed in-house that can be personalized with more than 50 exclusive monograms.

Outward

In 2017, we acquired Outward, Inc., a 3-D imaging and augmented reality platform for the home furnishings and décor industry. Headquartered in San Jose, California, Outward's technology enables scalable applications in product visualization, digital room design and augmented and virtual reality.

OPERATIONS

As of January 29, 2023, we had the following merchandise strategies: Williams Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Teen, West Elm, Williams Sonoma Home, Rejuvenation and Mark and Graham, which sell our products through our e-commerce websites, retail stores and direct-mail catalogs. We offer shipping from many of our brands to countries worldwide, while our catalogs reach customers throughout the U.S. The e-commerce and retail businesses complement each other by meeting the customers where they are; building brand awareness and acting as effective advertising vehicles. Our ability to leverage insights from both these channels, our omni-channel positioning and our marketing efforts, focused on digital advertising complemented by targeted catalogs, drive sales to each of our channels. Consistent with our published privacy policies, we leverage our proprietary customer file which is a unified view of customers across brands and channels, for digital, email, and catalog marketing purposes, augmented by our propensity to buy models developed by our in-house analytics team. Our retail stores serve as billboards for our brands, which we believe inspires new and existing customers to also shop online. We operate 530 stores, which include 489 stores in 41 states, Washington, D.C. and Puerto Rico, 20 stores in Canada, 19 stores in Australia and 2 stores in the United Kingdom. We also have multi-year franchise agreements with third parties in the Middle East, the Philippines, Mexico, South Korea and India that currently operate 138 franchised locations as well as e-commerce websites in certain locations.

SUPPLIERS

We purchase most of our merchandise from numerous foreign and domestic manufacturers and importers, the largest of which accounted for approximately 3% of our purchases during fiscal 2022. Approximately 67%

of our merchandise purchases in fiscal 2022 were sourced from foreign vendors, predominantly in Asia and Europe. Substantially all of these purchases were negotiated and paid for in U.S. dollars. In addition, we manufacture merchandise, primarily upholstered furniture and lighting, at our facilities located in North Carolina, California, Oregon and Mississippi. The current macroeconomic environment is uncertain and we continue to incur increased costs across our global supply chain. It is hard to predict with certainty when these supply chain challenges will be fully resolved, and we currently expect these supply chain challenges to negatively impact our cost of goods sold into 2023. Additionally, we are subject to risks that may disrupt our supply chain operations or regionalization efforts, such as increasing labor costs and union organizing activity. Despite these challenges, we believe our key differentiators, growth strategies and the efficiencies of our operating model to reduce costs and manage inventory levels leave us well-positioned to mitigate these costs in both the short- and long- term. Refer to Item 1A. Risk Factors and to Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for further discussion on the effect the global supply chain disruption has had on our results of operations.

COMPETITION AND SEASONALITY

The specialty e-commerce and retail businesses are highly competitive. Our e-commerce websites, retail stores and direct-mail catalogs compete with other retailers, including e-commerce retailers, large department stores, discount retailers, other specialty retailers offering home-centered assortments and other direct-mail catalogs. The continued shift to e-commerce has encouraged the entry of many new competitors, including discount retailers selling undifferentiated products at reduced prices, new business models and increased competition from established companies. We compete on the basis of our brand authority, the quality of our merchandise, our customer service, our proprietary customer list, our e-commerce websites and marketing capabilities, the location and appearance of our stores, as well as our in-house design, our digital-first channel strategy, and our values, which we believe have become increasingly relevant and set us apart from our competitors. Our in-house teams design our own products and work with our talented vendors to bring quality, sustainable products to market through our high-touch multi-channel platform.

Our business is subject to substantial seasonal variations in demand. Historically, a significant portion of our net revenues and net earnings have been realized during the period from October through January, and levels of net revenues and net earnings have typically been lower during the period from February through September. We believe this is the general pattern associated with the retail industry. In preparation for and during our holiday selling season, we hire a substantial number of additional temporary employees, primarily in our retail stores, distribution facilities and customer care centers.

HUMAN CAPITAL MANAGEMENT

As of January 29, 2023, we had approximately 21,100 employees, who we refer to as associates, of whom approximately 12,500 were full-time. In preparation for and during our fiscal 2022 holiday selling season, we hired a substantial number of part-time and seasonal employees, primarily in our retail stores, distribution facilities and customer care centers. None of our employees are represented by a collective bargaining agreement.

We have three key ESG pillars as key areas of focus for our Company. One of those three pillars is "People" in keeping with our long-held "People First" culture. This includes the following areas of focus:

Associate Engagement

We conduct an annual Associate Opinion Survey to directly engage with and collect feedback from our associates, which we use to improve the experience of our teams. Our human resources department maintains an open-door policy for associates to report concerns, and we provide an anonymous reporting hotline, which is available in multiple languages and managed by an independent company not affiliated with us. We strive to deliver a workplace experience where the quality of our engagement with fellow associates, business partners and customers matches the quality of the products and services we bring to the marketplace.

Talent Development and Engagement

We invest in our employees through accessible resources and structured training programs that help our associates to create the career they envision for themselves. We offer a large selection of development opportunities for our employees including in-person and online learning, as well as professional development courses, such as goal setting, unconscious bias and inclusive leadership training. We have a company-wide Advisor Program, which matches associates in a manager-and-above role with an associate in a lower-level role to form advisor/advisee relationships to provide career guidance and receive support in working through career and development challenges. We created new learning programs to further build skills and career opportunities for associates, notably focused on design and core retail skills. We also foster other team-based programs to develop talent at all levels of the Company, supplying associates with new skills and training. Through these programs, we give our associates the tools to succeed, learn new skills and develop their careers.

Diversity, Equity and Inclusion

Associate engagement and retention require an understanding of the needs of a diverse, creative and purpose-driven workforce. We firmly believe that working in a culture focused on diversity, equity and inclusion spurs innovation, creates healthy and high-performing teams, and delivers superior customer experiences. We aim to provide equal opportunity for all employees. We have several systems under which associates can report incidents or discrimination confidentially or anonymously and without fear of reprisal. As of the end of fiscal 2022, approximately 67.4% of our total workforce identified as female and approximately 43.7% identified as an ethnic minority group. Additionally, approximately 54.8% of our Vice Presidents and above identified as female. We were also included in the 2023 Bloomberg Gender-Equality Index, which tracks public companies' commitment to gender equality.

We are focused on increasing the representation of minority talent through hiring and career development. In June 2020, we established an Equity Action Plan and formed an Equity Action Committee, including a diverse group of executives and associates, to drive positive change in the fight for racial justice, and in 2022 we continued our commitment to equity through our partnership and donation support with our racial equity and justice non-profit partners such as the NAACP, the Jackie Robinson Foundation, the National Urban League, and Asian Americans Advancing Justice — Asian Law Caucus.

We are currently building relationships with approximately 180 organizations, universities, colleges and networks to expand our reach to potential candidates. We continue to ensure we bring forward a diverse slate of candidates for all of our corporate roles posted externally, and have seen improvement in both overall representation and hire rate since we launched our Equity Action Plan. We are also a member of CEO Action for Diversity & Inclusion, in which we pledged a goal to "identify and establish associate networks for underrepresented communities to promote diversity and inclusion throughout the Company." In furtherance of our stated goal, we have developed associate equity networks including an LGBTQIA+ Network, Black Associate Network, Veterans Appreciation Network, Hispanic/LatinX Associate Network, Asian WSI Network, and a Disability, Education & Advocacy Network.

Safety/Health and Wellness

Our vision is to provide a safe and healthy work environment for our associates and customers. Aligned with our values, we strive to continuously improve our work environments to keep our associates and customers as safe as possible. Our efforts include:

- Incident and hazard reporting;
- Standard operating procedures aimed at reducing risk of injury;
- Associate and management training;
- Promotion of best practices; and
- Measurement of key safety metrics.

Compensation and Benefits

We offer a benefits package designed to put our associates' health and well-being, and that of their families, at the forefront. Depending on position and location, associates may be eligible for: 401(k) plan and other investment opportunities; paid vacations, holidays and other time-off programs; health, dental and vision insurance; health and dependent care tax-free spending accounts; medical, family and bereavement leave; paid maternity/primary caregiver benefits; tax-free commuter benefits; wellness programs including telehealth visits; time off to volunteer, and matching donations to qualifying nonprofit organizations. In addition, consistent with our commitment to diversity and inclusion, we have expanded our benefit offerings to include coverage for transgender-inclusive services, including gender confirmation surgery and hormone therapy. As we strive to keep health care affordable and inclusive, we minimized cost increases to associates and, for a large portion of the associate population, decreased the cost of health care while adding offerings to support mental health and well-being. During fiscal 2022, we also raised our Company minimum wage to $16 per hour for U.S.-based hourly associates across our retail store, corporate, and supply chain workforce.

Community Involvement

Through online and in-store donations, special product collaborations, and national and local fundraising, we give back to the communities we serve. We remain committed to our partnerships with St. Jude Children's Research Hospital, No Kid Hungry, The Trevor Project, AIDS Walk, Canada Children's Hospitals and the Arbor Day Foundation. We raised $4.0 million for St. Jude Children's Research Hospital during fiscal 2022, which included donations from our customers at time of purchase, special St. Jude-designated product sales where a portion of the sale was donated, employee donations, and donations from the Company. We also support organizations and partners, such as Good360 and Habitat for Humanity, who assist those with damaged or lost homes, or those seeking decent, affordable housing. We give charitable grants, donate our merchandise, donate proceeds from the sale of certain products, and provide matching grants for charitable donations made by our associates. Our Williams-Sonoma, Inc. Foundation also provides need-based grants to our associates directly impacted by federally-declared disasters.

We also support our communities through our associates' time and leadership, and we provide 8 hours of paid Community Involvement Time each year to our eligible associates. Additionally, we brought back opportunities for associates to volunteer their time and talents with curated in-person events that support our local and national nonprofit partners. We believe volunteering deepens our presence in the community, enhances our relationships with customers and strengthens employee engagement.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE MATTERS

We believe that strategies that support the health of our planet, the well-being of our people and a shared sense of purpose foster long-term, sustainable growth for the Company. Our work continued to earn recognition across our industry. We were included in Barron's 100 Most Sustainable Companies for five years running, recognized as Sustainable Furnishings Council Top Scoring global company for sustainable wood furniture for the past five years, and were included in the Dow Jones Sustainability North America Index for the first time. Given the alignment of our ESG work with our strategic direction, our Board is highly engaged on the topic of sustainability. Since 2019, our Nominations, Corporate Governance and Social Responsibility Committee and our Board have overseen ESG matters. The Nominations, Corporate Governance and Social Responsibility Committee oversees corporate policies and programs that speak to long-standing commitments to our associates, supply chain, environment, health and safety, human rights, cybersecurity and ethics. These policies and programs are relevant to our business, critical to our associates, and important to our customers. The Board of Directors' oversees environmental and social matters through updates from WSI's Executive Vice President of Sourcing, Quality Assurance, and Sustainable Development and annual updates from the organization's dedicated sustainability team. The sustainability team presents to the full Board at least once a year to monitor and review existing and proposed strategy, goals and targets. The Executive Vice President leads both the organization's dedicated global team of sustainability professionals as well as a working group of cross-functional leaders.

As a multinational retailer with a global supply chain, we are committed to responsible practices across our business — from designing and sourcing responsible products, to reducing waste, to working with suppliers to lower emissions and adopt sustainable business practices. We amplified our climate work in the past year, making progress towards our Science-Based Target for emissions reduction across our value chain. Building on the progress of our cotton and wood goals, we are aligning our preferred materials work with our climate strategy, using materials as part of our efforts to reach our Science-Based Target. In 2022, we drove progress towards our landfill diversion goal with stores implementing waste reduction initiatives, such as backhauling of expanded polystyrene foam. We continued to divert products from landfill into donation streams and to identify opportunities for waste reduction.

We hold our suppliers to high ethical standards, and we are committed to integrity and honesty throughout all aspects of our business. We require our vendors to adhere to the standards outlined in our Vendor Code of Conduct and accompanying implementation standards, which are informed by the conventions of the International Labour Organization (ILO) and the UN's Guiding Principles on Business and Human Rights. Hundreds of factories in our audit scope are audited annually by independent third-party audit firms to ensure compliance with our standards relating to labor practices, health and safety, environmental protection, ethical conduct, sub-contracting, management systems, and transparency. Using a continuous improvement model, we work alongside factories to improve working conditions.

INTELLECTUAL PROPERTY

As of January 29, 2023, we own and/or have applied to register approximately 210 unique trademarks or service marks. We own and/or have applied to register our key brand names in the U.S. as well as in approximately 96 additional jurisdictions. Generally, exclusive rights to the trademarks and service marks are held by Williams-Sonoma, Inc. and are used by our subsidiaries and franchisees under license. These marks include our core brand names as well as brand names for selected products and services. Our core brand names, including "Williams Sonoma," "Pottery Barn," "pottery barn kids," "Pottery Barn Teen," "west elm," "Williams Sonoma Home," "Rejuvenation" and "Mark and Graham" are of material importance to us. Trademarks are generally valid as long as they are in use and/or their registrations are properly maintained, and they have not been found to have become generic. Trademark registrations can generally be renewed indefinitely so long as the marks are in use. We also own numerous patents, copyrights and trade dress rights for our products, proprietary designs, product packaging, catalogs, website designs and store designs, among other things, which are used by our subsidiaries and franchisees under license. As of January 29, 2023, we own or have applied to register approximately 370 patents in connection with certain product designs, inventions and proprietary technology. Patents in the U.S. are generally valid for 15 to 20 years as long as their registrations are properly maintained. In addition, we have registered and maintain numerous Internet domain names, including "williams-sonoma.com," "potterybarn.com," "potterybarnkids.com," "potterybarnteen.com," "westelm.com," "wshome.com," "williams-sonomainc.com," "rejuvenation.com" and "markandgraham.com." Collectively, the trademarks, patents, copyrights, trade dress rights, domain names, trade secrets and other intellectual property and proprietary technology that we hold are of material importance to us.

REGULATION

As a company with global operations, we are subject to the laws of the United States and multiple foreign jurisdictions in which we operate and the rules and regulations of various governing bodies, which may differ among jurisdictions. Compliance with these laws, rules and regulations has not had, and is not expected to have, a material effect on our capital expenditures, results of operations, or competitive position as compared to prior periods. Also see the section entitled "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K.

AVAILABLE INFORMATION

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements and amendments to reports filed or furnished pursuant to Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934, as amended. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding Williams-Sonoma, Inc. and other companies that file materials electronically with the SEC. Our annual reports, Forms 10-K, Forms 10-Q, Forms 8-K and proxy and information statements, and any amendments thereto, are also available, free of charge, on our website at www.williams-sonomainc.com.

Investors and others should note that we announce material financial and operational information to our investors on our Investor Relations website (http://ir.williams-sonomainc.com), press releases, SEC filings and public conference calls and webcasts. Information on our website is not, and will not, be deemed a part of this report or incorporated into any other filings we make with the SEC.

ITEM 1A. RISK FACTORS

A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider such risks and uncertainties, together with the other information contained in this report and in our other public filings before investing in our common stock. If any of such risks and uncertainties actually occurs, our business, financial condition or operating results could differ materially from the plans, projections and other forward-looking statements included in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Quantitative and Qualitative Disclosures about Market Risk" and elsewhere in this report and in our other public filings. In addition, if any of the following risks and uncertainties, or if any other risks and uncertainties, actually occurs, our business, financial condition or operating results could be harmed substantially, which could cause the market price of our stock to decline, perhaps significantly.

Risk Factor Summary

The following is a summary of the risks and uncertainties that could cause our business, financial condition or operating results to be harmed. We encourage you to carefully review the full risk factors contained in this report in their entirety for additional information regarding these risks and uncertainties.

Risks Related to Our Business

- *We are unable to control many of the factors affecting consumer spending, and declines in consumer spending on home furnishings and kitchen products in general could reduce demand for our products.*
- *If we are unable to identify and analyze factors affecting our business, anticipate changing consumer preferences and buying trends, and manage our inventory and marketing spend commensurate with customer demand, our sales levels and operating results may decline.*
- *Our business and operating results may be harmed if we are unable to timely and effectively deliver merchandise to our stores and customers.*
- *Our failure to successfully manage our order-taking and fulfillment operations could have a negative impact on our business and operating results.*
- *We must protect and maintain our brand image and reputation.*
- *Our sales may be negatively impacted by increasing competition from companies with brands or products similar to ours.*
- *Our facilities and systems, as well as those of our vendors, are vulnerable to natural disasters, adverse weather conditions, technology issues and other unexpected events, any of which could result in an interruption in our business and harm our operating results.*
- *Our aspirations, goals and disclosures related to ESG matters expose us to numerous risks, including risks to our reputation and stock price.*
- *Our business is subject to evolving corporate governance and public disclosure regulations and expectations that could expose us to numerous risks.*
- *Our failure to successfully manage the costs and performance of our digital advertising might have a negative impact on our business.*
- *If we are unable to effectively manage our e-commerce business and digital marketing efforts, our reputation and operating results may be harmed.*
- *Declines in our comparable brand revenues may harm our operating results and cause a decline in the market price of our common stock.*
- *Our business has been and may continue to be materially impacted by the COVID-19 pandemic, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain.*
- *Our failure to successfully manage the costs and performance of our digital advertising might have a negative impact on our business.*
- *If we are unable to successfully manage the complexities associated with an omni-channel and multi-brand business, we may suffer declines in our existing business and our ability to attract new business.*
- *A number of factors that affect our ability to successfully open new stores or close existing stores are beyond our control.*
- *Our inability or failure to adequately protect or enforce our intellectual property could negatively impact our business.*

- *We outsource certain aspects of our business to third-party vendors and are in the process of insourcing certain business functions from third-party vendors.*
- *If we fail to attract and retain key personnel, our business and operating results may be harmed.*
- *If we are unable to introduce new brands and brand extensions successfully, or to reposition or close existing brands, our business and operating results may be negatively impacted.*
- *We may be subject to legal proceedings that could result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources.*

Risks Related to Technology

- *We may be exposed to cybersecurity risks and costs associated with credit card fraud, identity theft and business interruption that could cause us to incur unexpected expenses and loss of revenue.*
- *We receive, process, store, use and share data, some of which contains personal information, which subjects us to complex and evolving governmental regulation and other legal obligations.*
- *We are undertaking certain systems changes that might disrupt our business operations.*

Risks Related to Our Vendors and Our Global Operations

- *Our dependence on foreign vendors and our increased global operations subject us to a variety of risks and uncertainties that could impact our operations and financial results.*
- *We depend on foreign vendors and third-party agents for timely and effective sourcing of our merchandise, and we may not be able to acquire products in appropriate quantities and at acceptable prices to meet our needs.*
- *If our vendors fail to adhere to our quality control standards and test protocols, we may delay a product launch or recall a product, which could damage our reputation and negatively affect our operations and financial results.*
- *Our efforts to expand globally may not be successful and could negatively impact the value of our brands.*
- *We have limited experience operating on a global basis and our failure to effectively manage the risks and challenges inherent in a global business could adversely affect our business, operating results and financial condition and growth prospects.*

Risks Related to Taxes and Tariffs

- *Any significant changes in tax, trade or other policies in the U.S. or other countries, including policies that restrict imports or increase import tariffs, could have a material adverse effect on our results of operations.*
- *Fluctuations in our tax obligations and effective tax rate may result in volatility of our operating results.*

Risks Related to Our Financial Statements and Liquidity

- *We may require funding from external sources, which may not be available at the levels we require or may cost more than we expect.*
- *Disruptions in the financial markets may adversely affect our liquidity and capital resources and our business.*
- *Our operating results may be harmed by unsuccessful management of our employment, occupancy and other operating costs, and the operation and growth of our business may be harmed if we are unable to attract qualified personnel.*

General Risk Factors

- *Our inability to obtain commercial insurance at acceptable rates or our failure to adequately reserve for self-insured exposures might increase our expenses and have a negative impact on our business.*
- *If our operating and financial performance in any given period does not meet the guidance that we have provided to the public or the expectations of our investors and analysts, our stock price may decline.*
- *A variety of factors may cause our quarterly operating results to fluctuate, leading to volatility in our stock price.*
- *Changes in the method of determining the London Interbank Offered Rate, or LIBOR, or the replacement of LIBOR with an alternative reference rate, may adversely affect our financial condition and results of operations.*

- *If we are unable to pay quarterly dividends or repurchase our stock at intended levels, our reputation and stock price may be harmed.*
- *If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and our investors' views of us could be harmed.*
- *Changes to accounting rules or regulations may adversely affect our operating results.*
- *In preparing our financial statements we make certain assumptions, judgments and estimates that affect the amounts reported, which, if not accurate, may impact our financial results.*
- *Changes to estimates related to our cash flow projections may cause us to incur impairment charges related to our long-lived assets for our retail store locations and other property and equipment, including information technology systems, as well as goodwill.*

Risks Related to our Business

We are unable to control many of the factors affecting consumer spending, and declines in consumer spending on home furnishings and kitchen products in general could reduce demand for our products.

Our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that influence consumer spending, including general economic conditions, inflationary pressures, consumer disposable income, fuel prices, recession and fears of recession, unemployment, war and fears of war, outbreaks of disease, adverse weather, availability of consumer credit, consumer debt levels, conditions in the housing market, elevated interest rates, sales tax rates and rate increases, consumer confidence in future economic and political conditions, and consumer perceptions of personal well-being and security. In particular, past economic downturns and inflationary pressures have led to decreased discretionary spending, which adversely impacted our business. An uncertain economic environment could also cause our vendors to go out of business or our banks to discontinue lending to us or our vendors, or it could cause us to undergo restructurings, any of which would adversely impact our business and operating results. In addition, periods of decreased home purchases typically lead to decreased consumer spending on home products. These factors have affected, and may in the future affect, our various brands and channels differently. Adverse changes in factors affecting discretionary consumer spending have reduced and may in the future reduce consumer demand for our products, thus reducing our sales and harming our business and operating results.

If we are unable to identify and analyze factors affecting our business, anticipate changing consumer preferences and buying trends, and manage our inventory and marketing spend commensurate with customer demand, our sales levels and operating results may decline.

Our success depends, in large part, upon our ability to identify and analyze factors affecting our business and to anticipate and respond in a timely manner to changing merchandise trends and customer demands in order to maintain and attract customers. For example, in the specialty home products business, style and color trends are constantly evolving. As a result, consumer preferences cannot be predicted with certainty and may change between selling seasons. We must be able to stay current with preferences and trends in our brands and address the customer tastes for each of our target customer demographics. Additionally, changes in customer preferences and buying trends may affect our brands differently. We must also be able to identify and adjust the customer offerings in each of our brands to cater to customer demands. For example, a change in customer preferences for children's room furnishings may not correlate to a similar change in buying trends for other home furnishings. If we misjudge either the market for our merchandise or our customers' purchasing habits, our sales may decline significantly or may be delayed while we work to fill related backorders. Alternatively, we may be required to mark down certain products to sell any excess inventory or to sell such inventory through our outlet or other liquidation channels at prices which are significantly lower than our retail prices, any of which would negatively impact our business and operating results.

In addition, we must manage our inventory effectively and commensurate with customer demand. Much of our inventory is sourced from vendors located outside of the U.S. Thus, we usually must order merchandise, and enter into contracts for the purchase and manufacturing of such merchandise, up to twelve months and generally multiple seasons in advance of the applicable selling season and frequently before trends are known. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing trends. Our vendors also may not have the capacity to handle our demands or may go out of business or have other delays in production in times of economic crisis. In addition, the seasonal nature of the specialty home products business requires us to carry a significant amount of inventory prior to peak selling season. As a result, we are vulnerable to demand and pricing shifts and to misjudgments in the selection and timing of merchandise purchases. If we do not accurately predict our customers' preferences and acceptance levels of our products, our inventory levels will not be appropriate, and our business and operating results may be negatively impacted.

Our business and operating results may be harmed if we are unable to timely and effectively deliver merchandise to our stores and customers.

If we are unable to effectively manage our inventory levels and responsiveness of our supply chain, including predicting the appropriate levels and type of inventory to stock within each of our distribution facilities, our business and operating results may be harmed. For example, during the COVID-19 pandemic, we experienced elevated levels of demand for many of our products, and as a result, we encountered delays in fulfilling this demand and replenishing to appropriate inventory levels. Continued or lengthy delays in fulfilling customer demand could cause our customers to shop with our competitors instead of us, which could harm our business. Additionally, although we continue to insource furniture delivery hubs in certain geographies and continue with the regionalization of our retail and e-commerce fulfillment capabilities, we are subject to risks that may disrupt our supply chain operations or regionalization efforts, such as increasing labor costs, union organizing activity (including the UPS Teamsters negotiation scheduled to occur in mid-2023, the International Longshoremen's Association negotiations to occur during 2023, and the International Longshore & Warehouse Union negotiations to occur during 2023, which may affect port operations) and our ability to effectively locate real estate for our distribution facilities or other supply chain operations.

Further, we cannot control all of the various factors that might affect our e-commerce fulfillment rates and timely and effective merchandise delivery to our stores. We rely upon third-party carriers for our merchandise shipments and reliable data regarding the timing of those shipments, including shipments to our customers and to and from our stores. In addition, we are heavily dependent upon certain carriers for the delivery of our merchandise to our customers. As a result of our dependence on all of these third-party providers, we are subject to risks, including labor disputes, union organizing activity (such as the UPS Teamsters negotiation scheduled to occur in mid-2023, the International Longshoremen's Association negotiations to occur during 2023, and the International Longshore & Warehouse Union negotiations to occur during 2023 which may affect port operations), adverse weather, natural disasters, climate change, the closure of such carriers' offices or a reduction in operational hours due to an economic slowdown or the inability to sufficiently ramp up operational hours during an economic recovery or upturn, availability of adequate trucking or railway providers, the potential for railway and port worker strikes, possible acts of terrorism, war, outbreaks of disease or other factors affecting such carriers' ability to provide delivery services to meet our shipping needs, disruptions or increased fuel costs and costs associated with any regulations to address climate change. Further, we have experienced, and may continue to experience increased costs and restricted capacity from our third-party shipping providers and shortages of raw materials used to make our products and increased costs associated with our packaging. Failure to deliver merchandise in a timely and effective manner could cause customers to cancel their orders and could damage our reputation and brands. In addition, fuel costs have been volatile and airline and other transportation companies continue to struggle to operate profitably, which could lead to increased fulfillment expenses. Any rise in fulfillment expenses could negatively affect our business and operating results.

Our failure to successfully manage our order-taking and fulfillment operations could have a negative impact on our business and operating results.

Our e-commerce business depends, in part, on our ability to maintain efficient and uninterrupted order-taking and fulfillment operations in our distribution facilities, our customer care centers and on our e-commerce websites. Disruptions or slowdowns in these areas could result from disruptions in telephone or network services, power outages, inadequate system capacity, system hardware or software issues, computer viruses, security breaches, human error, changes in programming, union organizing activity, insufficient or inadequate labor to fulfill the orders, disruptions in our third-party labor contracts, inefficiencies due to inventory levels and limited distribution facility space, issues with third-party order fulfillment and drop shipping, natural disasters, adverse weather conditions, outbreaks of disease (such as the COVID-19 pandemic), war or acts of terrorism. Industries that are particularly seasonal, such as the home furnishings business, face a higher risk of harm from operational disruptions during peak sales seasons. These problems could result in a reduction in sales as well as increased expenses.

In addition, we face the risk that we cannot hire enough qualified employees to support our e-commerce operations, or that there will be a disruption in the workforce we hire from our third-party providers, especially during our peak season. The need to operate with fewer employees could negatively impact our customer service levels and our operations.

We must protect and maintain our brand image and reputation.

Our brands have wide recognition, and our success has been due in large part to our ability to maintain, enhance and protect our brand image and reputation and our customers' connection to our brands. Our continued success depends in part on our ability to adapt to a rapidly changing media environment, including our increasing reliance on social media and online advertising campaigns. Even if we react appropriately to negative posts or comments about us and/or our brands on social media and online, our customers' perception of our brand image and our reputation could be negatively impacted. In addition, customer sentiment could be shaped by our sustainability policies and related design, sourcing and operations decisions. Failure to maintain, enhance and protect our brand image could have a material adverse effect on our results of operations.

Our sales may be negatively impacted by increasing competition from companies with brands or products similar to ours.

The specialty e-commerce and retail businesses are highly competitive. We compete with other retailers that market lines of merchandise similar to ours. We compete with national, regional and local businesses that utilize a similar retail store strategy, as well as traditional furniture stores, department stores, direct-to-consumer businesses and specialty stores. The continued sales growth in the e-commerce industry has encouraged the entry of many new competitors, including discount retailers selling similar products at reduced prices, new business models, and an increase in competition from established companies, many of whom are willing to spend significant funds and/or reduce pricing in order to gain market share.

The competitive challenges facing us include:

- anticipating and quickly responding to changing consumer demands or preferences better than our competitors;
- maintaining favorable brand recognition and achieving customer perception of value;
- effectively marketing and competitively pricing our products to consumers in several diverse market segments;
- effectively managing and controlling our costs, including advertising spend;
- effectively managing increasingly competitive promotional activity;
- effectively attracting new customers;
- developing new innovative shopping experiences, like mobile applications and augmented reality capabilities, that effectively engage today's digital customers;
- developing innovative, high-quality products in colors and styles that appeal to consumers of varying age groups, tastes and regions, and in ways that favorably distinguish us from our competitors; and
- effectively managing our supply chain and distribution strategies in order to provide our products to our consumers on a timely basis and minimize returns, replacements and damaged products.

In light of the many competitive challenges facing us, we may not be able to compete successfully. Increased competition could reduce our sales and harm our operating results and business.

Our facilities and systems, as well as those of our vendors, are vulnerable to natural disasters, adverse weather conditions, technology issues and other unexpected events, any of which could result in an interruption in our business and harm our operating results.

Our retail stores, corporate offices, distribution and manufacturing facilities, infrastructure and e-commerce operations, as well as the operations of our vendors from which we receive goods and services, are vulnerable to damage from earthquakes, tornadoes, hurricanes, fires, floods or other volatile weather, power losses, telecommunications failures, hardware and software failures, computer hacking, cybersecurity breaches, computer viruses and similar events. If any of these events result in damage to our facilities or systems, or those of our vendors, we may experience interruptions in our business until the damage is repaired, resulting in the potential loss of customers and revenues. In addition, we may incur costs in repairing any damage beyond our applicable insurance coverage.

Our aspirations, goals and disclosures related to ESG matters expose us to numerous risks, including risks to our reputation and stock price.

There has been increased focus from our stakeholders, including consumers, employees and investors, on our ESG practices. We have established and announced goals and other objectives related to ESG matters. These goal statements reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Our efforts to accomplish and accurately report on these goals and objectives present numerous operational, reputational, financial, legal and other risks, any of which could have a material negative impact, including on our reputation, stock price, and results of operation. We could also incur additional costs and require additional resources to implement various ESG practices to make progress against our public goals and to monitor and track our performance with respect to such goals.

The standards for tracking and reporting on ESG matters are relatively new, have not been formalized and continue to evolve. Collecting, measuring, and reporting ESG information and metrics can be difficult and time consuming and may require us to rely on data from third parties, such as suppliers and vendors, who may not reliably or accurately track or record such data. Our selected disclosure framework or standards may need to be changed from time to time, which may result in a lack of consistent or meaningful comparative data from period to period. In addition, our interpretation of reporting frameworks or standards may differ from those of others and such frameworks or standards may change over time, any of which could result in significant revisions to our goals or reported progress in achieving such goals.

Our ability to achieve any ESG-related goal or objective is subject to numerous risks, many of which are outside of our control, including: (i) the availability and cost of renewable energy sources, credits and technologies, (ii) evolving regulatory requirements affecting ESG standards or disclosures, (iii) the availability of vendors and suppliers that can meet our sustainability, diversity and other standards, and (iv) the availability and cost of raw materials that meet and further our sustainability goals.

If our ESG practices do not meet evolving consumer, employee, investor, regulatory body, or other stakeholder expectations and standards or our publicly-stated goals, then our reputation, our ability to attract or retain employees and our competitiveness, including as an investment and business partner, could be negatively impacted. Furthermore, if our competitors' ESG performance is perceived to be better than ours, potential or current customers and investors may elect to do business with our competitors instead, and our ability to attract or retain employees could be negatively impacted. Our failure, or perceived failure, to pursue or fulfill our goals, targets and objectives or to satisfy various reporting standards within the timelines we announce, or at all, could also expose us to government enforcement actions and private litigation.

Our business is subject to evolving corporate governance and public disclosure regulations and expectations that could expose us to numerous risks.

We are subject to changing rules and regulations promulgated by a number of federal, state, and local governmental and self-regulatory organizations, including the United States Securities and Exchange Commission ("SEC"), the New York Stock Exchange and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by Congress, making compliance more difficult and uncertain. In addition, increasingly, regulators, customers, investors, employees and other stakeholders are focusing on ESG matters and related disclosures. These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. For example, developing and acting on initiatives within the scope of ESG, and collecting, measuring and reporting ESG-related information and metrics can be costly, difficult and time consuming and is subject to evolving reporting standards, including the SEC's proposed climate-related reporting requirements, and similar proposals by state regulators and other international regulatory bodies. We may also communicate certain initiatives and goals, regarding environmental matters, diversity, responsible sourcing and social investments and other ESG-related matters, in our SEC filings or in other public disclosures. These initiatives and goals within the scope of ESG could be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and we could be criticized, fined or suffer other adverse consequences based on the inaccuracy, inadequacy or incompleteness of the disclosure. Further, statements about our ESG-related initiatives and goals, and progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. In addition, we could be criticized for the scope or nature of such initiatives or goals, or for any revisions to these goals. If our ESG-related data, processes and reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to our goals within the scope of ESG on a timely basis, or at all, our reputation, business, financial performance and growth could be adversely affected.

If we are unable to effectively manage our e-commerce business and digital marketing efforts, our reputation and operating results may be harmed.

Our e-commerce channel has been our fastest-growing business over the last several years and represented more than 66% of our net revenues and profits in fiscal 2022. The success of our e-commerce business depends, in part, on third parties and factors over which we have limited control. We must continually respond to changing consumer preferences and buying trends relating to e-commerce usage, including an emphasis on mobile e-commerce. Our success in e-commerce has been strengthened in part by our ability to leverage the information we have on our customers to infer customer interests and affinities such that we can personalize the experience they have with us. We also utilize digital advertising to target internet and app users whose behavior indicates they might be interested in our products. Current or future legislation or changes to other corporations' policies may reduce or restrict our ability to use these techniques, which could reduce the effectiveness of our marketing efforts.

We are also vulnerable to certain additional risks and uncertainties associated with our e-commerce and mobile websites and digital marketing efforts, including: changes in required technology interfaces; website downtime and other technical failures; internet connectivity issues; costs and technical issues as we upgrade our website software; computer viruses; human error; vendor reliability; changes in applicable federal and state regulations, such as the California Consumer Privacy Act ("CCPA") and the California Privacy Rights Act ("CPRA"), and related compliance costs; security breaches; and consumer privacy concerns. We must keep up to date with competitive technology trends and opportunities that are emerging throughout the retail environment, including the use of new or improved technology, evolving creative user interfaces, and other e-commerce marketing changes as it relates to paid search, re-targeting, loyalty programs, paid social advertising, and the proliferation of mobile usage, among others. While we endeavor to predict and invest in technology that is most relevant and beneficial to our company, our initiatives may not prove to be successful, may increase our costs, or may not succeed in driving sales or attracting customers. Our failure to successfully respond to these risks and uncertainties might adversely affect the sales or margin in our e-commerce business, require us to impair certain assets, and damage our reputation and brands.

Declines in our comparable brand revenues may harm our operating results and cause a decline in the market price of our common stock.

Various factors affect comparable brand revenues, including the number, size and location of stores we open, close, remodel or expand in any period, the overall economic and general retail sales environment, consumer preferences and buying trends, changes in sales mix among distribution channels, our ability to efficiently source and distribute products, changes in our merchandise mix, competition (including competitive promotional activity and discount retailers), current local and global economic conditions, the timing of our releases of new merchandise and promotional events, the success of marketing programs, the cannibalization of existing store sales by our new stores, changes in catalog circulation and in our e-commerce business and fluctuations in foreign exchange rates. Among other things, weather conditions have affected, and may continue to affect, comparable brand revenues by limiting our ability to deliver our products to our stores, altering consumer behavior, or requiring us to close certain stores temporarily, thus reducing store traffic. Even if stores are not closed, many customers may decide to avoid going to stores in bad weather.

These factors have caused, and may continue to cause, our comparable brand revenue results to differ materially from prior periods and from earnings guidance we have provided. For example, the overall economic and general retail sales environment, as well as local and global economic conditions, has caused a significant decline in our comparable brand revenue results in the past. In addition, public health conditions (such as the COVID-19 pandemic), or other unforeseen events, could affect our ability to deliver our products to our customers and stores, alter consumer behavior, or require us to close certain stores temporarily or reduce customer capacity within certain stores temporarily, thus reducing store traffic and materially impacting our comparable brand revenues.

Our comparable brand revenues have fluctuated significantly in the past on an annual, quarterly and monthly basis, and we expect that comparable brand revenues will continue to fluctuate in the future. In addition, past comparable brand revenues are not necessarily an indication of future results and comparable brand revenues may decrease in the future. Our ability to improve our comparable brand revenue results depends, in large part, on maintaining and improving our forecasting of customer demand and buying trends, selecting effective marketing techniques (including digital advertising), effectively driving traffic to our stores, e-commerce websites and direct-mail catalogs through marketing and various promotional events, providing an appropriate mix of merchandise for our broad and diverse customer base and using effective pricing strategies. Any failure to meet the comparable brand revenue expectations of investors and securities analysts in one or more future periods could significantly reduce the market price of our common stock.

Our business has been and may continue to be materially impacted by the COVID-19 pandemic, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain.

Our business has been and may continue to be materially impacted by the COVID-19 pandemic, which has negatively affected the U.S. and global economies, disrupted businesses and financial markets, and led to significant travel and transportation reductions.

Although during the COVID-19 pandemic our revenues have grown, there is no guarantee that such growth will continue over a prolonged period of time or that our revenues will not decline as consumers return to the workplace and spend less time at home, or if the COVID-19 pandemic worsens due to new variants, either of which could result in decreased consumer spending in the markets in which we operate.

The continuing impact of the COVID-19 pandemic on our results, financial position and liquidity will depend on future developments, which are highly uncertain and cannot be predicted, such as the impact from new variants, the extent and effectiveness of containment actions and vaccination rollout throughout the world, and the impact of these and other factors on our stores, offices, employees, distributors, vendors and customers. If we are not able to respond to and manage the impact of such events effectively, our business, operating results, financial condition and cash flows could be adversely affected.

Our failure to successfully manage the costs and performance of our digital advertising might have a negative impact on our business.

We use digital advertising to drive sales and traffic to our e-commerce sites. Competition and available inventory affect the price the company pays when ads are sold and costs which could impact the efficiency of our spend. Additionally, we have historically experienced fluctuations in our customers' response to our marketing. Customer response to our advertisements is substantially dependent on merchandise assortment, availability and creative presentation, as well as the general retail sales environment, current domestic and global economic conditions and competition. In addition, if we misjudge the correlation between our advertising spend and net sales, if we mismanage budgets or if our strategy overall does not continue to be successful, our results of operations could be negatively impacted.

If we are unable to successfully manage the complexities associated with an omni-channel and multi-brand business, we may suffer declines in our existing business and our ability to attract new business.

With the expansion of our e-commerce business, the development of new brands, acquired brands, and brand extensions, our overall business has become substantially more complex. The changes in our business have forced us to develop new expertise and face new challenges, risks and uncertainties. For example, we face the risk that our e-commerce business, might cannibalize a portion of our retail sales or our newer brands, brand extensions and products may result in a decrease in sales of existing brands and products. While we recognize that our e-commerce sales and sales from new brands and products cannot be entirely incremental to sales through our retail channel or from existing brands and products, respectively, we seek to attract as many new customers as possible with the most relevant channels, brands and products to meet customer needs and grow our market share. We continually analyze the business results of our channels, brands and products in an effort to find opportunities to build incremental sales.

A number of factors that affect our ability to successfully open new stores or close existing stores are beyond our control.

Approximately 34% of our net revenues are generated by our retail stores. Our ability to open additional stores or close existing stores successfully will depend upon a number of factors, including:

- general economic conditions;
- our identification of, and the availability of, suitable store locations;
- our success in negotiating new leases and amending, subleasing or terminating existing leases on acceptable terms;
- the success of other retail stores in and around our retail locations;
- our ability to secure required governmental permits and approvals;
- the availability and cost of building materials needed for store remodels;
- our hiring and training of skilled store operating personnel, especially management;
- the unionization, or potential for unionization, of store personnel;
- the availability of financing on acceptable terms, if at all; and
- the financial stability of our landlords and potential landlords.

Many of these factors are beyond our control. For example, for the purpose of identifying suitable store locations, we rely, in part, on demographic surveys regarding the location of consumers in our target market segments. While we believe that the surveys and other relevant information are helpful indicators of suitable store locations, we recognize that these information sources cannot predict future consumer preferences and buying trends with complete accuracy. In addition, changes in demographics, in consumer shopping patterns, such as a reduction in mall traffic, in the types of merchandise that we sell and in the pricing of our products, may reduce the number of suitable store locations or cause formerly suitable locations to become less desirable. Further, time frames for lease negotiations and store development vary from location to location and can be subject to unforeseen delays or unexpected cancellations. We may experience delays in opening new store locations or remodeling existing locations due to the uncertain availability and increased costs of building materials necessary to remodel and improve our stores. We may not be able to open new stores or, if opened, operate those stores profitably. Construction and other delays in store openings could have a negative impact on our business and operating results. Additionally, we may not be able to renegotiate the terms of our current leases or close our underperforming stores on terms favorable to us, any of which could negatively impact our operating results. Our typical methods of managing these risks and uncertainties may not be sufficient, and as a result, our business and operating results could be negatively impacted.

Our inability or failure to adequately protect or enforce our intellectual property could negatively impact our business.

We may not be able to effectively protect or enforce our intellectual property rights in the U.S. or in foreign jurisdictions, particularly as we continue to expand our business offerings and geographic reach. The laws of certain countries may not protect intellectual property rights to the same extent as the laws of the U.S. Our trademarks, service marks, copyrights, trade dress rights, trade secrets, domain names, patents, designs, proprietary technology and other intellectual property are valuable assets that are critical to our success. The unauthorized reproduction, theft or other misappropriation of our intellectual property could diminish the value of our brands or reputation and cause a decline in our sales. Protection of our intellectual property and maintenance of our distinct branding are particularly important as they distinguish our products and services from our competitors. The actions we take to protect our intellectual property rights may not be adequate to prevent imitation of our brands and products by others, particularly in jurisdictions that do not have strong intellectual property protection. In addition, the costs of protecting and policing our intellectual property assets may adversely affect our operating results. Advances in artificial intelligence technology may generate developments, which existing intellectual property laws may not adequately protect against and which may also give rise to a proliferation of infringement which we may not be able to address effectively.

We outsource certain aspects of our business to third-party vendors and are in the process of insourcing certain business functions from third-party vendors.

We outsource certain aspects of our business to third-party vendors that subject us to risks of disruptions in our business as well as increased costs. For example, we utilize outside vendors for such things as payroll processing, email and other digital marketing and various distribution facilities and delivery services. In some cases, we rely on a single vendor for such services. Accordingly, we are subject to the risks associated with their ability to successfully provide the necessary services to meet our needs. If our vendors are unable to adequately protect our data and information is lost, our ability to deliver our services is interrupted, our vendors' fees are higher than expected, or our vendors make mistakes in the execution of operations support, then our business and operating results may be negatively impacted.

In addition, in the past, we have insourced certain aspects of our business, including certain technology services and the management of certain furniture manufacturing and delivery, each of which was previously outsourced to third-party providers. We may also need to continue to insource other aspects of our business in the future in order to control our costs and to stay competitive. This may cause disruptions in our business and result in increased cost to us. In addition, if we are unable to perform these functions better than, or at least as well as, our third-party providers, our business may be harmed.

If we fail to attract and retain key personnel, our business and operating results may be harmed.

Our future success depends to a significant degree on the skills, experience and efforts of key personnel in our senior management, whose vision for our company, knowledge of our business and expertise would be difficult to replace. If any one of our key employees leaves, as we experienced during the last year, is seriously injured or unable to work, or fails to perform and we are unable to find a qualified replacement either internally or externally, we may be unable to execute our business strategy. In addition, our main offices are located in the San Francisco Bay Area, where competition for personnel with digital/e-commerce and technology skills can be intense. Several of our strategic initiatives, including our e-commerce, design, technology and supply chain initiatives, require that we hire and/or develop employees with appropriate experience. We may not be successful in recruiting, retaining and motivating skilled personnel domestically or globally who have the requisite experience to achieve our global business goals, and failure to do so may harm our business. Further, in the event we need to hire additional personnel, we may experience difficulties in attracting and successfully hiring such individuals due to competition for highly skilled personnel, increasing wages throughout the United States, as well as the significantly higher cost of living expenses in our markets. Additionally, if long-term, remote or flexible work options become more commonplace, potential employees may choose to move to lower cost of living areas or accept positions at companies with more favorable remote working policies, which could negatively impact our ability to recruit appropriately skilled personnel for positions that cannot be performed remotely. Lastly, we may experience reputational harm should current or former associates post negative comments about us on social media sites.

If we are unable to introduce new brands and brand extensions successfully, or to reposition or close existing brands, our business and operating results may be negatively impacted.

We have in the past and may in the future introduce new brands and brand extensions, reposition brands, close existing brands, or acquire new brands, especially as we continue to expand globally. Any new brands, brand extensions or expansion into new lines of business may not perform as expected. The work involved with integrating new brands or businesses into our existing systems and operations could be time-consuming, require significant amounts of management time and result in the diversion of substantial operational resources. Further, if we devote time and resources to new brands, acquired brands, brand extensions, brand repositioning, or new lines of business and those businesses are not as successful as we planned, then we risk damaging our overall business results or incurring impairment charges, including to write off any existing

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property and equipment, goodwill or intangible assets associated with previously acquired brands. As a result, we may not be able to introduce new brands in a manner that improves our overall business and/or operating results and may therefore be forced to close the brands or new lines of business, which may damage our reputation and/or negatively impact our operating results.

We may be subject to legal proceedings that could result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources.

We are involved in lawsuits, claims and proceedings incident to the ordinary course of our business. Litigation is inherently unpredictable. Any claims against us, whether meritorious or not, could result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources. There has been a rise in the number of lawsuits against companies like us regarding consumer protection, false advertising, data breach, and e-commerce-related patent infringement. From time to time, we have been subject to these types of lawsuits and are currently the subject of some of these types of lawsuits. The cost of defending against these types of claims or the ultimate resolution of any such claims against us, whether by settlement or adverse court decision, may harm our business and operating results. In addition, the increasingly regulated business environment may result in a greater number of enforcement actions by government agencies and private litigation. This could subject us to increased exposure to stockholder lawsuits and potential penalties related to regulatory inquiries. Additionally, in recent years there has been an increase in the number of employment claims and, in particular, discrimination and harassment claims. Coupled with the expansion of social media platforms and similar devices that allow individuals access to a broad audience, these claims have had a significant negative impact on some businesses. Certain companies that have faced employment or harassment-related lawsuits have had to terminate management or other key personnel and have suffered reputational harm that has negatively impacted their business.

Risks Related to Technology

We may be exposed to cybersecurity risks and costs associated with credit card fraud, identity theft and business interruption that could cause us to incur unexpected expenses and loss of revenue.

A significant portion of our customer orders are placed through our e-commerce websites or through our customer care centers. In addition, a significant portion of sales made through our retail channel require the collection of certain customer data, such as credit card information. In order for our sales channels to function successfully, we, our banking and authorizations partners, and other parties involved in processing customer transactions must be able to transmit confidential information, including credit card information and other personal information of our customers, securely over public and private networks. Third parties may have or develop the technology or knowledge to breach, disable, disrupt or interfere with our systems or processes or those of our vendors. Although we take the security of our systems and the privacy of our customers' confidential information seriously, and we believe we take reasonable steps to protect the security and confidentiality of the information we collect, we cannot guarantee that our security measures will effectively prevent others from obtaining unauthorized access to our information and our customers' information. The techniques used to obtain unauthorized access to systems change frequently and are not often recognized until after they have been launched. Any person who circumvents our security measures could destroy or steal valuable information or disrupt our operations. Any security breach or vulnerability that is discovered could cause consumers to lose confidence in the security of our information systems, including our e-commerce websites or stores, and choose not to purchase from us. Any security breach could also expose us to risks of data loss, litigation, regulatory investigations and other significant liabilities. Such a breach could also seriously disrupt, slow or hinder our operations and harm our reputation and customer relationships, any of which could harm our business. If we or our third-party providers are the target of a cybersecurity attack resulting in unauthorized disclosure of our customer data, we may be required to undertake costly notification procedures. If we fail to implement appropriate safeguards, detect and provide prompt notice of unauthorized access as required by some data privacy laws, or otherwise comply with these laws, we could be subject to potential fines, claims for damages and other remedies, which could be significantly in excess of our insurance coverage and could harm our business.

We receive, process, store, use and share data, some of which contains personal information, which subjects us to complex and evolving governmental regulation and other legal obligations.

We receive, process, store, use and share data, some of which contains personal information. There are numerous federal, state, local and foreign laws and regulations regarding matters central to our business, data privacy and the collection, storing, sharing, use, processing, disclosure and protection of personal information and other data from customers, employees and business partners, the scope of which are regularly changing, subject to uncertain and differing interpretations and may be inconsistent among countries or conflict with other rules. For example, we are subject to the General Data Protection Regulation ("GDPR") in the European Union and United Kingdom, the Canadian Consumer Privacy Protection Act in Canada ("CCPA"), and similar laws in other foreign countries. In addition, in November 2020, the California Privacy Rights Act ("CPRA") was passed in the General Election and amended the CCPA as of January 1, 2023, imposing new, and potentially broader, consumer privacy rights on businesses, including ours. Other states, including Colorado, Virginia, Utah, and Connecticut passed similar laws that take effect in 2023. The application and interpretation of these laws and regulations are often uncertain, and as the focus on data privacy and data protection increases globally and domestically, we are, and will continue to be, subject to varied and evolving data privacy and data protection laws. Additionally, the Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination and security of data. The burdens imposed by these and other laws and regulations that may be enacted, or new interpretations of existing laws and regulations, may require us or our third-party vendors to modify our data processing practices and policies and to incur substantial costs in order to comply. These laws and regulations may also impact our ability to expand advertising on our platform internationally, as they may impede our ability to deliver targeted advertising and accurately measure our ad performance.

Any failure or perceived failure by us to comply with our privacy policies, data privacy-related obligations to customers or other third parties, or our data privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, or other failure to comply with these laws and regulations, or regulatory scrutiny, may result in governmental enforcement actions or litigation that could expose our business to substantial financial penalties, or other monetary or non-monetary relief, negative publicity, loss of confidence in our brands, decline in customer growth or damage to our brands and reputation. The GDPR, CCPA, CPRA and other such laws and regulations impose new and burdensome obligations, and include substantial uncertainty as to their interpretation, and we may face challenges in addressing their requirements, which could result in fines or penalties, lead us or our third-party vendors to change our data privacy policies and practices and limit our ability to deliver personalized advertising. Additionally, if third parties that we work with, such as advertisers, service providers or developers, violate applicable laws or our policies, these violations may also put customers' information at risk, which could, in turn, have an adverse effect on our business, revenue and financial results.

We are undertaking certain systems changes that might disrupt our business operations.

Our success depends, in part, on our ability to source, sell and distribute merchandise efficiently through appropriate systems and procedures. We are continually modifying our information technology systems, which involves updating or replacing legacy systems with successor systems often over the course of several years. There are inherent risks associated with replacing our core systems, including supply chain and merchandising systems disruptions, that could affect our ability to get the correct products into the appropriate stores and delivered to customers or delay fulfillment and delivery until the issue is resolved. In addition, changes to any of our software implementation strategies could result in the impairment of software-related assets. We are also subject to the risks associated with the ability of our vendors to provide information technology solutions to meet our needs. Any disruptions could negatively impact our business and operating results.

We recently replaced our core financial reporting and human capital management systems with new enterprise resource planning systems to standardize our processes worldwide and adopt best-in-class capabilities. As we continue to utilize our core financial reporting and human capital management systems, we may need to add or improve processes and features, which could disrupt service to our operations or cause errors in data. We are heavily reliant on third-party vendors for access to our systems and the accuracy of the functionality within the systems. If we encounter implementation or usage problems with these new systems or other related systems and infrastructure, or if the systems do not operate as intended, do not give rise to anticipated benefits, or fail to integrate properly with our other systems or software platforms, then our business, results of operations, and internal controls over financial reporting may be adversely affected.

Risks Related to our Vendors and Global Operations

Our dependence on foreign vendors and our increased global operations subject us to a variety of risks and uncertainties that could impact our operations and financial results.

Approximately 67% of our merchandise purchases in fiscal 2022 were sourced from foreign vendors predominantly in Asia and Europe. Our dependence on foreign vendors means that we may be affected by changes in the value of the U.S. dollar relative to other foreign currencies. For example, any upward valuation in the Chinese yuan, the euro, or any other foreign currency against the U.S. dollar may result in higher costs to us for those goods. Although substantially all of our foreign purchases of merchandise are negotiated and paid for in U.S. dollars, declines in foreign currencies and currency exchange rates might negatively affect the profitability and business prospects of one or more of our foreign vendors. This, in turn, might cause such foreign vendors to demand higher prices for merchandise in their effort to offset any lost profits associated with any currency devaluation, delay merchandise shipments to us, or discontinue selling to us, any of which could ultimately reduce our sales or increase our costs. In addition, the rising cost of labor in the countries in which our foreign vendors operate has resulted in increases in our costs of doing business. Any further increases in the cost of living in such countries may result in additional increases in our costs or in our foreign vendors going out of business.

We, and our foreign vendors, are also subject to other risks and uncertainties associated with changing economic, political, social, health and environmental conditions and regulations within and outside of the U.S. These risks and uncertainties include import duties and quotas, compliance with anti-dumping regulations, work stoppages, economic uncertainties and adverse economic conditions (including inflation and recession), government regulations, trade restrictions, regulations to address climate change, employment and labor matters, wars and fears of war, political unrest, acts of terrorism, natural disasters, adverse weather, climate change, outbreaks of disease, and other unexpected events. We cannot predict whether any of the countries from which our raw materials or products are sourced, or in which our products are currently manufactured or may be manufactured in the future, will be subject to trade restrictions imposed by the U.S. or foreign governments, such as the tariffs levied by the U.S. against China, or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of imports from foreign vendors could increase the cost, reduce the supply of merchandise available to us, or result in excess inventory if merchandise is received after the planned or appropriate selling season, all of which could adversely affect our business, financial condition and operating results. Furthermore, some or all of our foreign vendors' operations may be adversely affected by political and financial instability resulting in the disruption of trade from exporting countries, restrictions on the transfer of funds and/or increased tariffs or quotas, war, political unrest, acts of terrorism, natural disasters, adverse weather, climate change, outbreaks of disease or other trade disruptions. For example, the COVID-19 pandemic impacted our supply chain by forcing some factories that manufacture our merchandise to temporarily close or experience worker shortages and by causing delays and increased costs in international shipping. In addition, an economic downturn, or failure of foreign markets, may result in financial instabilities for our foreign vendors, which may cause our foreign vendors to decrease production, discontinue selling to us, or cease operations altogether. Our global operations in Asia, Australia, Europe and Canada could also be affected by changing economic and political conditions in foreign countries, which could have a negative effect on our business, financial condition and operating results.

Although we continue to be focused on improving our global compliance program, there remains a risk that one or more of our foreign vendors will not adhere to our global compliance standards, such as fair labor standards and the prohibition of child labor. Non-governmental organizations might attempt to create an unfavorable impression of our sourcing practices or the practices of some of our foreign vendors that could harm our image. If either of these events occurs, we could lose customer goodwill and favorable brand recognition, which could negatively affect our business and operating results.

Furthermore, many of our raw materials, such as cotton, are generally sourced internationally, and represent a significant part of our business. As part of our sustainability goals and preferred raw materials strategy, we aim to shift our raw materials to lower emission options, where possible. Many key inputs and processes in our raw material supply chain are resource and carbon intensive, introducing risk of scarcity due to disruption in availability, price volatility, and drought or other supply issues. Furthermore, as more companies increase their use of organic, recycled, lower emission or related materials in their product assortments, the availability of raw materials that meet and further our sustainability goals may be a risk. As a result of these developments, our business and operating results could be negatively impacted.

We depend on foreign vendors and third-party agents for timely and effective sourcing of our merchandise, and we may not be able to acquire products in appropriate quantities and at acceptable prices to meet our needs.

Our performance depends, in part, on our ability to purchase our merchandise in sufficient quantities at competitive prices. We purchase our merchandise from numerous foreign and domestic manufacturers and importers. We generally have no contractual assurances of continued supply, pricing, or access to new products, and any vendor could change the terms upon which it sells to us, discontinue selling to us, or go out of business at any time. We may not be able to acquire desired merchandise in sufficient quantities on terms acceptable to us. Additionally, we may not be able to modify our existing purchase orders with our vendors in response to fluctuating sales demand from our customers. Better than expected sales demand may lead to customer backorders and lower in-stock positions of our merchandise, which could negatively affect our business and operating results. Conversely, if we experience lower than expected sales demand, we may not be able to reduce our purchase orders with our vendors, which may lead to higher than anticipated inventory levels, and could require us to mark down certain products and sell excess inventory at a discount. In addition, our vendors may have difficulty adjusting to our changing demands and growing business.

Any inability to acquire the appropriate amount of suitable merchandise on acceptable terms or the loss of one or more of our foreign vendors or third-party agents could have a negative effect on our business and operating results. Failure to acquire sufficient merchandise could harm our business because we would be missing products that we felt were important to our assortment, unless and until alternative supply arrangements are secured. We may not be able to develop relationships with new vendors or third-party agents, and products from alternative sources, if any, may not be of a suitable quality and/or may be more expensive than those we currently purchase. Failure to reduce our merchandise orders from our vendors during times of decreased customer demand could also harm our business because it may result in higher than anticipated inventory levels, which could require us to sell inventory at a discount. In addition, we are subject to certain risks that could limit our vendors' ability to provide us with quality merchandise on a timely basis and at prices that are commercially acceptable to us, including risks related to the availability of raw materials, labor disputes, work disruptions or stoppages, union organizing activities, vendor financial liquidity, adverse weather, natural disasters, political unrest, war, acts of terrorism, outbreaks of disease (such as the COVID-19 pandemic), general economic and political conditions and regulations to address climate change. For example, certain of our vendors have experienced work disruptions or stoppages, or transportation or other restrictions, due to the COVID-19 pandemic, which negatively impacted our ability to acquire merchandise, which has had an adverse effect on our results of operations.

If our vendors fail to adhere to our quality control standards and test protocols, we may delay a product launch or recall a product, which could damage our reputation and negatively affect our operations and financial results.

Our vendors might not adhere to our quality control standards, and we might not identify the deficiency before merchandise ships to our stores or customers. Our vendors' failure to manufacture or import quality merchandise in a timely and effective manner could damage our reputation and brands, and could lead to an increase in customer complaints and litigation against us and an increase in our routine insurance and litigation costs. Further, any merchandise that we receive, even if it meets our quality standards, could become subject to a recall, which could damage our reputation and brands, and harm our business. Additionally, changes to the legislative or regulatory framework regarding product safety or quality may subject companies like ours to more product recalls and result in higher recall-related expenses. Any recalls or other safety issues could harm our brands' images and negatively affect our business and operating results.

Our efforts to expand globally may not be successful and could negatively impact the value of our brands.

We are currently growing our business and increasing our global presence by opening new stores outside of the U.S., including by expanding our franchise and shop-in-shop operations, and offering shipping globally through third-party vendors. As part of our overall global expansion strategy, we operate company-owned retail stores and e-commerce websites outside of North America. While our global expansion to date has been a small part of our business, we plan to continue to increase our presence internationally, including through our franchise and shop-in-shop arrangements. We have limited experience with global sales, understanding foreign consumer preferences, anticipating buying trends in different countries, marketing to customers overseas, or managing shipping logistics to customers overseas. Moreover, global awareness of our brands and our products may not be high. Consequently, we may not be able to successfully compete with established brands in these markets and our global sales may not result in the revenues we anticipate. Additionally, global economic or political instability, work disruptions or stoppages, war or fear of war or outbreaks of diseases (such as the COVID-19 pandemic) and resulting government actions (such as lockdowns or quarantines), may delay or harm our efforts to expand globally. Also, our products may not be accepted, either due to foreign legal requirements or due to different consumer tastes and trends. If our global growth initiatives are not successful, or if we or any of our third-party vendors fail to comply with any applicable regulations or laws, we may be forced to close stores or cease operations in certain countries, which may result in significant financial harm, diminish the value of our brands and negatively affect our future opportunities for global growth.

In addition, we are exposed to foreign currency exchange rate risk with respect to our operations denominated in currencies other than the U.S. dollar. Our retail stores in Canada, Australia and the United Kingdom, and our operations throughout Asia and Europe expose us to market risk associated with foreign currency exchange rate fluctuations. Although we use instruments to hedge certain foreign currency risks, such hedges may not succeed in offsetting all of the impact of foreign currency rate volatility and generally only delay such impact on our business and financial results. Further, because we do not hedge against all of our foreign currency exposure, our business will continue to be susceptible to foreign currency fluctuations. Our ultimate realized gain or loss with respect to currency fluctuations will generally depend on the size and type of the transactions that we enter into, the currency exchange rates associated with these exposures, changes in those rates and whether we have entered into foreign currency hedge contracts to offset these exposures. All of these factors could materially impact our results of operations, financial position and cash flows.

We have unaffiliated franchisees that operate stores in the Middle East, the Philippines, Mexico, South Korea, and India, as well as e-commerce websites in certain locations pursuant to franchise agreements. Under these agreements, our franchisees operate stores and/or e-commerce websites that sell goods purchased from us under our brand names. We continue to expand our franchise operations with our existing franchisees as well as seek to identify new franchise partnerships for select countries. The effect of these franchise arrangements on our business and results of operations is uncertain and will depend upon various factors, including the demand for our products in new global markets. In addition, certain aspects of our franchise arrangements are not directly within our control, such as the ability of each franchisee to meet its projections regarding store openings and sales, and the impact of exchange rate fluctuations on their business. Moreover, while the franchise agreements we have entered into may provide us with certain termination rights, to the extent that our franchisees do not operate their stores in a manner consistent with our requirements regarding our brand identities and customer experience standards, the reputation and value of our brands could be impaired. In addition, in connection with these franchise arrangements, we have and will continue to implement certain new processes that may subject us to additional regulations and laws, such as U.S. export regulations. Failure to comply with any applicable regulations or laws could have an adverse effect on our results of operations.

We have limited experience operating on a global basis and our failure to effectively manage the risks and challenges inherent in a global business could adversely affect our business, operating results and financial condition and growth prospects.

We operate several retail businesses, subsidiaries and branch offices throughout Asia, Australia, Europe, Mexico, and Canada, which includes managing overseas employees, and may expand these overseas operations in the future. Our global presence exposes us to the laws and regulations of these jurisdictions, including those related to marketing, privacy, data protection, employment and product safety and testing. We may be unable to keep current with government requirements as they change from time to time. Our failure to comply with such laws and regulations may harm our reputation, adversely affect our future opportunities for growth and expansion in these countries, and harm our business and operating results.

Moreover, our global operations subject us to a variety of risks and challenges, including:

- increased management, infrastructure and legal compliance costs, including the cost of real estate and labor in those markets;
- increased financial accounting and reporting requirements and complexities;
- increased operational and tax complexities, including managing our inventory globally;
- the diversion of management attention away from our core business;
- general economic conditions, changes in diplomatic and trade relationships, including the imposition of new or increased tariffs, political and social instability, war and acts of terrorism, outbreaks of diseases (such as the COVID-19 pandemic) and natural disasters in each country or region;
- economic uncertainty around the world;
- compliance with foreign laws and regulations and the risks and costs of non-compliance with such laws and regulations;
- compliance with U.S. laws and regulations for foreign operations;
- reputational harm due to negative post about our brands or products on foreign social media or online forums;
- fluctuations in foreign currency exchange rates and the related effect on our financial results, and the use of foreign exchange hedging programs to mitigate such risks;
- growing cash balances in foreign jurisdictions which may be subject to repatriation restrictions; and
- reduced or varied protection for intellectual property rights in some countries and practical difficulties of enforcing such rights abroad.

Any of these risks could adversely affect our global operations, reduce our revenues or increase our operating costs, which in turn could adversely affect our business, operating results, financial condition and growth prospects. Some of our vendors and our franchisees also have global operations and are subject to the risks described above. Even if we are able to successfully manage the risks of our global operations, our business may be adversely affected if our vendors and franchisees are not able to successfully manage these risks.

In addition, as we continue to expand our global operations, we are subject to certain U.S. laws, including the Foreign Corrupt Practices Act, as well as the laws of the foreign countries in which we operate. We must ensure that our employees and third-party agents comply with these laws. If any of our overseas operations, or our employees or third-party agents, violates such laws, we could become subject to sanctions or other penalties that could negatively affect our reputation, business and operating results.

Risks Related to Taxes and Tariffs

Any significant changes in tax, trade or other policies in the U.S. or other countries, including policies that restrict imports or increase import tariffs, could have a material adverse effect on our results of operations.

A significant portion of our products are manufactured outside of the U.S. Significant changes in tax, trade or other polices either in the U.S. or other countries could materially increase our tax burden or costs of goods sold. These changes in policies may also require us to increase our prices, which could adversely affect our sales. Tariffs or retaliatory trade restrictions implemented by other countries, could adversely affect customer sales, cause potential delays in product received from our vendors, and negatively impact our cost of goods sold and results of operations.

Fluctuations in our tax obligations and effective tax rate may result in volatility of our operating results.

We are subject to income taxes in many U.S. and foreign jurisdictions. Our provision for income taxes is subject to volatility and could be adversely impacted by a number of factors that require significant judgment and estimation. At any point in time, multiple tax years are subject to examination by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. As a result, we expect that throughout the year there could be ongoing variability in our quarterly and annual effective tax rates as taxable events occur and uncertain tax positions are either evaluated or resolved. In addition, our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings or losses in countries with differing statutory tax rates or by changes to existing laws or regulations. For example, in 2021, 137 member states of the Organization of Economic Co-operation and Development agreed to a two-pillar inclusive framework that will fundamentally change the taxing rights of governments and the allocation of profits among tax jurisdictions in which companies conduct business. In December 2022, the European Union adopted the Minimum Tax Directive under Pillar 2 of the inclusive framework, requiring member states to pass legislation by the end of 2023. Although it is uncertain if some or all of these proposals will be enacted into law in the U.S. or in other countries in which we operate, it is possible that such changes could materially impact our effective tax rate. We regularly assess all of these matters to determine the adequacy of our income tax provision, which is subject to significant judgment.

Risks Related to our Financial Statements and Liquidity

We may require funding from external sources, which may not be available at the levels we require, or may cost more than we expect, and, as a consequence, our expenses and operating results could be negatively affected.

We regularly review and evaluate our liquidity and capital needs. Although our credit facilities provide for up to a total of $750 million in unsecured revolving lines of credit (which includes a $250 million accordion feature subject to lender consent), in the event we require additional liquidity from our lenders, such funds may not be available to us on acceptable terms, or at all. In addition, in the event we were to breach any of our financial covenants, our banks would not be required to provide us with additional funding, or they may require us to renegotiate our existing Credit Facility on less favorable terms. In addition, we may not be able to renew our letters of credit that we use to help pay our suppliers, or our Credit Facility, on terms that are acceptable to us, or at all, as the availability of credit facilities may become limited. If we are unable to access additional credit at the levels we require, or the cost of credit is greater than expected, it could adversely affect our operating results.

Disruptions in the financial markets may adversely affect our liquidity and capital resources and our business.

Global financial markets and the banking sector can experience extreme volatility, disruption and credit contraction, which adversely affect global economic conditions. Such turmoil in financial and credit markets or other changes in economic conditions could adversely affect the sources of liquidity available to us and our costs of capital. For example, each financial institution in the syndicate for our credit facilities is responsible for providing a portion of the loans to be made under the facilities. If any lender, or group of lenders, with a significant portion of the commitments in our credit facilities fails to satisfy its obligations to extend credit under the facilities and we are unable to find a replacement for such lender or group of lenders on a timely basis, if at all, our liquidity and our business may be materially adversely affected. In addition, if the U.S. government were to default on its debt obligations due to Congress' failure to increase the debt limit, the U.S. and global financial markets would be adversely affected and our liquidity and borrowing costs could be adversely impacted. Should we need it, we also may not be able to obtain additional credit on terms which are acceptable to us, if at all.

Our operating results may be harmed by unsuccessful management of our employment, occupancy and other operating costs, and the operation and growth of our business may be harmed if we are unable to attract qualified personnel.

To be successful, we need to manage our operating costs and continue to look for opportunities to reduce costs. We incur substantial costs to warehouse and distribute our inventory. We continue to expand our furniture delivery network including insourcing and third party expansion of furniture delivery hubs in certain geographies and continue to regionalize our retail and e-commerce fulfillment capabilities. Significant increases in our inventory levels may result in increased warehousing and distribution costs, such as costs related to additional distribution facilities, which we may not be able to lease or purchase on acceptable terms, if at all. Such increases in inventory levels may also lead to slower delivery times to customers, as capacity constraints at distribution facilities could cause delays in locating and shipping products, and increases in costs associated with inventory that is lost, damaged or aged. Higher than expected costs, particularly if coupled with lower than expected sales, would negatively impact our business and operating results. In addition, in times of economic uncertainty, these long-term contracts may make it difficult to quickly reduce our fixed operating costs, which could negatively impact our business and operating results.

We recognize that we may need to increase the number of our employees, especially during holiday selling seasons, and incur other expenses to support new brands and brand extensions and the growth of our existing brands, including the opening of new stores. In addition, the market for prime real estate is competitive, especially in San Francisco where our corporate offices are headquartered. If we are unable to make substantial adjustments to our cost structure during times of uncertainty, such as an economic downturn or during times of expansion, we may incur unnecessary expense or we may have inadequate resources to properly run our business, and our business and operating results may be negatively impacted. From time to time, we may also experience union organizing activity in currently non-union facilities, including in our stores and distribution facilities. Union organizing activity may result in work slowdowns or stoppages and higher labor costs. In addition, there continues to be a growing number of wage-and-hour lawsuits and other employment-related lawsuits against retail companies, especially in California. State, federal and global laws and regulations regarding employment change frequently and the ultimate cost of compliance cannot be precisely estimated. Further, there have been and may continue to be increases in minimum wage and health care requirements. Any changes in regulations, the imposition of additional regulations, or the enactment of any new or more stringent legislation that impacts employment and labor, trade, or health care, could have an adverse impact on our financial condition and results of operations.

We contract with various agencies to provide us with qualified personnel for our workforce. Any negative publicity regarding these agencies, such as in connection with immigration issues or employment practices, could damage our reputation, disrupt our ability to obtain needed labor or result in financial harm to our business, including the potential loss of business-related financial incentives in the jurisdictions where we operate. Although we strive to secure long-term contracts on favorable terms with our service providers and other vendors, we may not be able to avoid unexpected operating cost increases in the future, such as those associated with minimum wage increases, enhanced health care requirements and benefits, or increases in insurance premiums.

General Risk Factors

Our inability to obtain commercial insurance at acceptable rates or our failure to adequately reserve for self-insured exposures might increase our expenses and have a negative impact on our business.

We believe that commercial insurance coverage is prudent in certain areas of our business for risk management. Insurance costs have increased substantially and may continue to increase in the future and may be affected by natural disasters, outbreaks of disease (such as the COVID-19 pandemic), climate change, fear of terrorism, war, financial irregularities, cybersecurity breaches and fraud at publicly-traded companies, intervention by the government or political crises and instability, an increase in the number of claims received by the carriers, and a decrease in the number of insurance carriers. In addition, the carriers with which we hold our policies may go out of business or be otherwise unable to fulfill their contractual obligations, or they may disagree with our interpretation of the coverage or the amounts owed. In addition, for certain types or levels of risk, such as risks associated with certain natural disasters, cybersecurity breaches, or terrorist attacks, we may determine that we cannot obtain commercial insurance at acceptable rates, if at all. Therefore, we may choose to forego or limit our purchase of relevant commercial insurance, choosing instead to self-insure one or more types or levels of risks. We are primarily self-insured and we purchase insurance only for catastrophic types of events for such risks as workers' compensation, employment practices liability, employee health benefits, product recall and reputational risk, among others. If we suffer a substantial loss that is not covered by commercial insurance or our self-insurance reserves, the loss and related expenses could harm our business and operating results. In addition, exposures exist for which no insurance may be available and for which we have not reserved.

If our operating and financial performance in any given period does not meet the guidance that we have provided to the public or the expectations of our investors and analysts, our stock price may decline.

We typically provide public guidance on our expected operating and financial results for future periods on an annual basis only, as we believe this approach is better aligned with the long-term view we take in managing our business and our focus on long-term stockholder value creation. Although we believe that this guidance provides investors and analysts with a better understanding of management's expectations for the future and is useful to our stockholders and potential stockholders, such guidance is comprised of forward-looking statements subject to the risks and uncertainties described in this report and in our other public filings and public statements. Our actual results may not always be in line with or exceed the guidance we have provided or the expectations of our investors and analysts, especially in times of economic uncertainty. In the past, when we have reduced our previously provided guidance, the market price of our common stock has declined. If, in the future, our operating or financial results for a particular period do not meet our guidance or the expectations of our investors and analysts or if we reduce our guidance for future periods, the market price of our common stock may decline.

A variety of factors may cause our quarterly operating results to fluctuate, leading to volatility in our stock price.

Our quarterly results have fluctuated in the past and may fluctuate in the future, depending upon a variety of factors, including changes in economic conditions, shifts in the timing of holiday selling seasons, including Valentine's Day, Easter, Halloween, Thanksgiving and Christmas, as well as timing shifts due to 53-week fiscal years, which occur approximately every five years. Historically, a significant portion of our net revenues and net earnings have typically been realized during the period from October through January each year, our peak selling season. In preparation for and during our holiday selling season, we hire a substantial number of part-time and seasonal employees, primarily in our retail stores, distribution facilities and customer care centers. If our operating and financial performance in any given period does not meet the guidance that we have provided to the public or the expectations of our investors and analysts, our stock price may decline.

Changes in the method of determining the London Interbank Offered Rate, or LIBOR, or the replacement of LIBOR with an alternative reference rate, may adversely affect our financial condition and results of operations.

Certain of our financial obligations and instruments, including our credit facilities, are or may be made at variable interest rates that use LIBOR (or metrics derived from or related to LIBOR) as a benchmark for establishing the interest rate. The United Kingdom's Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR, and most LIBOR tenors are not expected to be published after June 30, 2023. These reforms may result in new methods of calculating LIBOR to be established, or alternative reference rates to be established. For example, the Federal Reserve Bank of New York has begun publishing a Secured Overnight Funding Rate, or SOFR, which is intended to replace U.S. dollar LIBOR, and central banks in several other jurisdictions have also announced plans for alternative reference rates for other currencies. The potential consequences of these actions cannot be fully predicted and could have an adverse impact on the market value for or value of LIBOR-linked securities, loans, and other financial obligations or extensions of credit held by or due to us. Changes in market interest rates may influence our financing costs, returns on financial investments and the valuation of derivative contracts and could reduce our earnings and cash flows. In addition, any transition process may involve, among other things, increased volatility or illiquidity in markets for instruments that rely on LIBOR, reductions in the value of certain instruments or the effectiveness of related transactions such as hedges, increased borrowing costs, uncertainty under applicable documentation, or difficult and costly consent processes. This could materially and adversely affect our results of operations, cash flows, and liquidity.

If we are unable to pay quarterly dividends or repurchase our stock at intended levels, our reputation and stock price may be harmed.

We have historically repurchased our shares through our stock repurchase program and paid a common stock dividend quarterly. The stock repurchase program and dividend may require the use of a significant portion of our cash earnings, which are also needed to fund our operations and finance future growth. As a result, we may not retain a sufficient amount of cash to fund our operations or finance future growth opportunities, new product development initiatives and unanticipated capital expenditures, which could adversely affect our financial performance. Further, our Board of Directors may, at its discretion, decrease or entirely discontinue the payment of dividends at any time and the stock repurchase program may be limited or eliminated at any time. Our ability to pay dividends and repurchase stock will depend on our ability to generate sufficient cash flows from operations in the future. This ability may be subject to certain economic, financial, competitive and other factors, that are beyond our control. Any failure to pay dividends or repurchase stock after we have announced our intention to do so may negatively impact our reputation and investor confidence in us, and may negatively impact our stock price.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and our investors' views of us could be harmed.

We have evaluated and tested our internal controls in order to allow management to report on, and our registered independent public accounting firm to attest to, the effectiveness of our internal controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002. If we are not able to continue to meet the requirements of Section 404 in a timely manner, or with adequate compliance, we may be required to disclose material weaknesses if they develop or are uncovered, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC or the New York Stock Exchange. In addition, our internal controls may not prevent or detect all errors and fraud on a timely basis, if at all. A control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable assurance that the objectives of the control system will be met. If any of the above were to occur, our business and the perception of us in the financial markets could be negatively impacted.

Changes to accounting rules or regulations may adversely affect our operating results.

Changes to existing accounting rules or regulations may impact our future operating results. A change in accounting rules or regulations may even affect our reporting of transactions completed before the change is effective. The introduction of new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. Future changes to accounting rules or regulations, or the questioning of current accounting practices, may adversely affect our operating results.

In preparing our financial statements we make certain assumptions, judgments and estimates that affect the amounts reported, which, if not accurate, may impact our financial results.

We make assumptions, judgments and estimates that impact amounts reported in our consolidated financial statements for a number of items, including merchandise inventories, long-lived assets, leases, goodwill, and income taxes, among others. These assumptions, judgments and estimates are derived from historical experience and various other factors that we believe are reasonable under the circumstances as of the date our consolidated financial statements are prepared. Actual results could differ materially from our estimates, and such differences may impact our financial results.

Changes to estimates related to our cash flow projections may cause us to incur impairment charges related to our long-lived assets for our retail store locations and other property and equipment, including information technology systems, as well as goodwill.

We make estimates and projections in connection with impairment analyses of our long-lived assets for our retail store locations and other property and equipment, including information technology systems, as well as goodwill. These analyses require us to make a number of estimates and projections of future results. If these estimates or projections change or prove incorrect, we may be, and have been, required to record impairment charges on certain store locations and other property and equipment, including information technology systems, and goodwill. These impairment charges have been significant in the past and may be significant in the future and, as a result of these charges, our operating results have been and may, in the future, be adversely affected.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease store locations, distribution and manufacturing facilities, corporate facilities and customer care centers for our U.S. and foreign operations for original terms generally ranging from 5 to 22 years. Certain leases contain renewal options for periods of up to 20 years.

For our store locations, our gross leased store space as of January 29, 2023 totaled approximately 5,962,000 square feet for 530 stores compared to approximately 6,004,000 square feet for 544 stores as of January 30, 2022.

Leased Properties

The following table summarizes the location and size of our leased facilities occupied by us as of January 29, 2023:

Location	Occupied Square Footage (Approximate)
Distribution and Manufacturing Facilities	
U.S. Operations	
New Jersey	3,269,000
California	3,150,000
Mississippi	2,267,000
Texas	1,682,000
Georgia	1,537,000
Arizona	1,200,000
Florida	650,000
Tennessee	603,000
North Carolina	412,000
Ohio	329,000
Massachusetts	140,000
Colorado	125,000
Oregon	93,000
Foreign Operations	
Australia	187,000
Corporate Facilities	
New York	238,000
California	94,000
Oregon	61,000
Customer Care Centers	
Nevada	36,000
Other	25,000

In addition to the above leased properties, we enter into agreements for other offsite storage needs for our distribution facilities and our retail store locations, as necessary. As of January 29, 2023, the total leased space related to these properties was not material to us and is not included in the occupied square footage reported above.

Owned Properties

As of January 29, 2023, we owned 471,000 square feet of space, primarily in California, for our corporate headquarters and certain data center operations.

We believe that all of our facilities are adequate for our current needs and that suitable additional or substitute space will be available in the future to replace our existing facilities, or to accommodate the expansion of our operations, if necessary.

ITEM 3. LEGAL PROCEEDINGS

We are involved in lawsuits, claims and proceedings incident to the ordinary course of our business. These disputes, which are not currently material, are increasing in number as our business expands and our company grows. We review the need for any loss contingency reserves and establish reserves when, in the opinion of management, it is probable that a matter would result in liability, and the amount can be reasonably estimated. In view of the inherent difficulty of predicting the outcome of these matters, it may not be possible to determine whether any loss is probable or to reasonably estimate the amount of the loss until the case is close to resolution, in which case no reserve is established until that time. Any claims against us, whether meritorious or not, could result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources. The results of these lawsuits, claims and proceedings cannot be predicted with certainty. However, we believe that the ultimate resolution of these current matters will not have a material adverse effect on our consolidated financial statements taken as a whole.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

**ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER
MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

MARKET INFORMATION

Our common stock is traded on the New York Stock Exchange, or the NYSE, under the symbol WSM. The
closing price of our common stock on the NYSE on March 19, 2023 was $116.86.

STOCKHOLDERS

The number of stockholders of record of our common stock as of March 19, 2023 was 286. This number
excludes stockholders whose stock is held in nominee or street name by brokers.

DIVIDENDS

While we have historically paid dividends to holders of our common stock on a quarterly basis, the
declaration and payment of future dividends will depend on many factors, including, but not limited to, our
earnings, financial condition, business development needs and regulatory considerations, and are at the
discretion of our Board of Directors.

PERFORMANCE GRAPH

This graph compares the cumulative total stockholder return for our common stock with those of the NYSE
Composite Index and S&P Retailing, our peer group index. The cumulative total return listed below assumed an
initial investment of $100 and reinvestment of dividends. The graph shows historical stock price performance,
including reinvestment of dividends, and is not necessarily indicative of future performance.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
Among Williams-Sonoma, Inc., the NYSE Composite Index,
and S&P Retailing



* $100 invested on January 28, 2018 in stock or index, including reinvestment of dividends. Fiscal year ended January 29, 2023.

	1/28/18	2/3/19	2/2/20	1/31/21	1/30/22	1/29/23
Williams-Sonoma, Inc.	$100.00	$104.33	$139.37	$262.59	$320.43	$268.67
NYSE Composite Index	$100.00	$ 94.38	$107.18	$116.13	$137.22	$135.37
S&P Retailing	$100.00	$108.42	$127.45	$180.19	$195.77	$160.10

Notes:

A.   The lines represent monthly index levels derived from compounded daily returns that include all dividends.

B.   The indices are re-weighted daily, using the market capitalization on the previous trading day.

C.   If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.

STOCK REPURCHASE PROGRAM

During fiscal 2022, we repurchased 6,423,643 shares of our common stock at an average cost of $137.00 per share and a total cost of $880.0 million under our $1.5 billion stock repurchase program approved in March 2022. As of January 29, 2023, there was $690.0 million remaining under our current stock repurchase program. In March 2023, our Board of Directors authorized a new stock repurchase program for $1 billion, which replaced our existing program.

The following table summarizes our repurchases of shares of our common stock during the fourth quarter of fiscal 2022 under our stock repurchase program:

Fiscal period	Total Number of Shares Purchased[1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Program[1]	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program
October 31, 2022 – November 27, 2022	—	—	—	$729,044,000
November 28, 2022 – December 25, 2022	341,935	$114.30	341,935	$689,962,000
December 26, 2022 – January 29, 2023	—	—	—	$689,962,000
Total	341,935	$114.30	341,935	$689,962,000

1   *Excludes shares withheld for employee taxes upon vesting of stock-based awards*

Stock repurchases under our program may be made through open market and privately negotiated transactions at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements, capital availability and other market conditions. The stock repurchase program does not have an expiration date and may be limited or terminated at any time without prior notice.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition, results of operations, and liquidity and capital resources for the 52 weeks ended January 29, 2023 ("fiscal 2022"), and the 52 weeks ended January 30, 2022 ("fiscal 2021") should be read in conjunction with our Consolidated Financial Statements and notes thereto. All explanations of changes in operational results are discussed in order of magnitude.

A discussion and analysis of our financial condition, results of operations, and liquidity and capital resources for the 52 weeks ended January 30, 2022 ("fiscal 2021"), compared to the 52 weeks ended January 31, 2021 ("fiscal 2020"), can be found under Item 7 in our Annual Report on Form 10-K for fiscal 2021, filed with the SEC on March 28, 2022, which is available on the SEC's website at www.sec.gov and under the Financial Reports section of our Investor Relations website.

OVERVIEW

Williams-Sonoma, Inc. is a specialty retailer of high-quality sustainable products for the home. Our products, representing distinct merchandise strategies — Williams Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Teen, West Elm, Williams Sonoma Home, Rejuvenation, and Mark and Graham — are marketed through e-commerce websites, direct-mail catalogs and retail stores. These brands are also part of The Key Rewards, our loyalty and credit card program that offers members exclusive benefits across the Williams-Sonoma family of brands. We operate in the U.S., Puerto Rico, Canada, Australia and the United Kingdom, offer international shipping to customers worldwide, and have unaffiliated franchisees that operate stores in the Middle East, the Philippines, Mexico, South Korea and India, as well as e-commerce websites in certain locations. We are also proud to be a leader in our industry with our Environmental, Social and Governance ("ESG") efforts.

During fiscal 2021 and continuing through fiscal 2022, global supply chain disruptions, including COVID-19 related factory closures and increased port congestion, caused delays in inventory receipts and backorder delays, increased raw material costs, and higher shipping-related charges. We expect the impact of higher product costs, ocean freight, detention and demurrage to continue into fiscal 2023, which could negatively impact our business.

Fiscal 2022 Financial Results

Net revenues in fiscal 2022 increased $428.5 million, or 5.2%, with company comparable brand revenue ("company comp") growth of 6.5%. This was driven by strong order fulfillment and growth initiatives. On a two-year basis, company comp growth was 28.5%. Pottery Barn, our largest brand, delivered 14.9% comparable brand revenue ("brand comp") growth driven by our growth initiatives such as our accessible home, apartment and our market-place assortment. On a 3-year basis, Pottery Barn delivered 54.0% brand comp growth. In West Elm, brand comp growth was 2.5% with strong operating margins, on top of 33.1% brand comp growth the prior year, resulting in a 35.6% brand comp growth on a two-year basis. On a 3-year basis West Elm generated 50.8% brand comp growth. West Elm is our brand most affected by the current tough macroeconomic environment. Our Williams Sonoma brand had a brand comp decrease of 1.7% as we continued recovery in our in-stock inventory position and increased our focus on product exclusivity and innovation. On a 3-year basis, Williams Sonoma generated 32.6% brand comp growth. In our Pottery Barn Kids and Teen businesses, we saw brand comp growth of 0.4% driven by growth in baby and dorm as in-stock inventory improved. Finally, our emerging brands, Rejuvenation and Mark and Graham, combined, delivered 9.6% brand comp growth.

We ended the year with a cash balance of $367.3 million and generated positive operating cash flow of $1.1 billion. In addition to our strong cash balance, we also ended the year with no outstanding borrowings under our revolving line of credit. This strong liquidity position allowed us to fund the operations of the business by investing $354.1 million in capital expenditures during fiscal 2022, and to provide shareholder returns of approximately $1.1 billion in fiscal 2022 through share repurchases and dividends.

In fiscal 2022, diluted earnings per share was $16.32 (which included a $0.21 impact from the impairment of Aperture, a division of our Outward, Inc. subsidiary) versus $14.75 in fiscal 2021 (which included a $0.10 impact from acquisition-related expenses of Outward, Inc.).

Our three key differentiators — our in-house design, our digital-first channel strategy, and our values — continued to distinguish us as the world's largest digital-first, design-led and sustainable home retailer. Our in-house design capabilities and vertically integrated sourcing organization allow us to deliver high-quality, sustainable products at competitive prices. Through our e-commerce platform, our in-house customer relationship management and data analytic teams optimize our digital spend and customer connections. Our stores serve as design centers and omni-fulfillment hubs.

Along with our key differentiators, our success and profitability are driven by our growth initiatives that are cross-brand and/or outside of our core brands. Our largest cross-brand growth driver is business-to-business, which positions us to furnish our customers everywhere — from restaurants to hotels, from football stadiums to office spaces.

Another successful growth initiative is our expansion into global markets. We have expanded our franchise business into India with an exclusive and differentiated product line, and our three stores and websites are outperforming our expectations in a market where we see tremendous opportunity. In Canada, we relaunched our websites and saw improvements in conversion and average unit retail across brands.

Our emerging brands, Rejuvenation and Mark and Graham, have also provided incremental growth. These two brands service the white space needs of customers. At Rejuvenation, we're expanding into remodel categories related to kitchen and bathroom, including vanities, cabinet hardware and custom wall lighting. At Mark and Graham, our high-quality gift and personalization business is resonating with our customers, and we saw outsized growth in the travel space including luggage and accessories.

As a digital-first company, we are in continuous pursuit of incremental improvement to our customers' shopping journey online. We have improved several product-finding and purchasing experiences on our websites, including improved room styling, native registry applications, and the removal of friction in the checkout process. Additionally, we are focused on continued optimization and automation in our distribution centers and logistics networks to improve our service times.

On the sustainability front, we take great pride in the progress we are making within our impact initiatives and ESG leadership across the home furnishings industry. These commitments are reflected in the high quality, durable, sustainable products that we offer our customers, and continues to distinguish our company and our brands.

Looking Ahead to 2023

As we look forward to the year ahead, we believe our key differentiators — our in-house design, our digital-first channel strategy, and our values, our growth initiatives and our unique operating model will set us apart from our competition and allow us to drive long-term growth and profitability. However, the current uncertain macroeconomic environment with the weak housing market, layoffs, inflationary pressure and possible recession may impact our results. Additionally, we continue to experience increased costs across our global supply chain, including higher product costs, higher freight and incremental distribution center costs for additional space to support our overall growth. It is hard to predict with certainty when these supply chain and macroeconomic challenges will be fully resolved and we currently expect these challenges to negatively impact our results into fiscal 2023. In the back half of fiscal 2023, we believe these gross margin pressures may become tailwinds that support our profitability. Despite these challenges, we believe our key differentiators, our growth initiatives and our unique operating model leave us well-positioned to mitigate these challenges in both the short- and long- term. For information on risks, please see "Risk Factors" in Part I, Item 1A.

Results of Operations

NET REVENUES

Net revenues consist of sales of merchandise to our customers through our e-commerce websites, retail stores and direct-mail catalogs, and include shipping fees received from customers for delivery of merchandise to their homes. Our revenues also include sales to our business-to-business customers and franchisees, incentives received from credit card issuers in connection with our private label and co-branded credit cards, and breakage income related to our stored-value cards.

Net revenues in fiscal 2022 increased $428.5 million, or 5.2%, with company comp growth of 6.5%. This was driven by strong order fulfillment and growth initiatives. On a two-year basis, company comp increased 28.5%.

The following table summarizes our net revenues by brand for fiscal 2022 and fiscal 2021:

(In thousands)	Fiscal 2022[1]	Fiscal 2021[1]
Pottery Barn	$3,555,521	$3,120,687
West Elm	2,278,131	2,234,548
Williams Sonoma	1,286,651	1,345,851
Pottery Barn Kids and Teen	1,132,937	1,139,893
Other[2]	421,177	404,957
Total	$8,674,417	$8,245,936

1 Includes business-to-business net revenues within each brand.

2 Primarily consists of net revenues from Rejuvenation, our international franchise operations and Mark and Graham.

Comparable Brand Revenue

Comparable brand revenue includes comparable e-commerce sales, including through our direct-mail catalog, and store sales, as well as shipping fees, sales returns and other discounts associated with current period sales. Comparable stores are defined as permanent stores where gross square footage did not change by more than 20% in the previous 12 months, and which have been open for at least 12 consecutive months without closure for more than seven days within the same fiscal month. Comparable stores that were temporarily closed during fiscal 2021 due to COVID-19 were not excluded from the comparable brand revenue calculation. Outlet comparable store net revenues are included in their respective brands. Business-to-business revenues are included in comparable brand revenue for each of our brands. Sales to our international franchisees are excluded from comparable brand revenue as their stores and e-commerce websites are not operated by us. Sales from certain operations are also excluded until such time that we believe those sales are meaningful to evaluating their performance. Additionally, comparable brand revenue growth for newer concepts is not separately disclosed until such time that we believe those sales are meaningful to evaluating the performance of the brand.

Comparable brand revenue growth (decline)	Fiscal 2022[1]	Fiscal 2021[1]
Pottery Barn	14.9%	23.9%
West Elm	2.5	33.1
Williams Sonoma	(1.7)	10.5
Pottery Barn Kids and Teen	0.4	11.6
Total[2]	6.5%	22.0%

1 Comparable brand revenue includes business-to-business revenues within each brand.

2 Total comparable brand revenue growth includes the results of Rejuvenation and Mark and Graham.

Form 10-K

RETAIL STORE DATA

	Fiscal 2022	Fiscal 2021[1]
Store count – beginning of year	544	581
Store openings	15	12
Store closings	(29)	(49)
Store count – end of year	530	544
Store selling square footage at year-end	3,813,000	3,821,000
Store leased square footage ("LSF") at year-end	5,962,000	6,004,000

1 Retail store data for fiscal 2021 includes stores temporarily closed due to COVID-19. All stores were reopened as of the end of fiscal 2021.

	Fiscal 2022		Fiscal 2021	
	Store Count	Avg. LSF Per Store	Store Count	Avg. LSF Per Store
Pottery Barn	188	14,800	188	14,500
Williams Sonoma	165	6,800	174	6,800
West Elm	122	13,200	121	13,200
Pottery Barn Kids	46	7,700	52	7,700
Rejuvenation	9	8,000	9	9,400
Total	530	11,200	544	11,000

COST OF GOODS SOLD

(In thousands)	Fiscal 2022	% Net Revenues	Fiscal 2021	% Net Revenues
Cost of goods sold[1]	$4,996,684	57.6%	$4,613,973	56.0%

1 Includes occupancy expenses of $785.4 million and $728.0 million in fiscal 2022 and fiscal 2021, respectively.

Cost of goods sold includes cost of goods, occupancy expenses and shipping costs. Cost of goods consists of cost of merchandise, inbound freight expenses, freight-to-store expenses and other inventory related costs such as replacements, damages, obsolescence and shrinkage. Occupancy expenses consist of rent, other occupancy costs (including property taxes, common area maintenance and utilities) and depreciation. Shipping costs consist of third-party delivery services and shipping materials.

Our classification of expenses in cost of goods sold may not be comparable to other public companies, as we do not include non-occupancy-related costs associated with our distribution network in cost of goods sold. These costs, which include distribution network employment, third-party warehouse management and other distribution-related administrative expenses, are recorded in selling, general and administrative expenses ("SG&A").

Fiscal 2022 vs. Fiscal 2021

Cost of goods sold increased $382.7 million, or 8.3%, compared to fiscal 2021. Cost of goods sold as a percentage of net revenues increased to 57.6% from 56.0% in fiscal 2021. This increase was primarily driven by (i) higher input costs as we absorbed higher product costs, ocean freight, detention and demurrage due to the impact of supply chain disruption and global inflation pressures, (ii) higher outbound customer shipping costs due to out-of-market shipping and shipping multiple times for multi-unit orders, and (iii) higher occupancy costs resulting from incremental costs from our new distribution centers on the east and west coasts to support our long-term growth, which was partially offset by our retail store optimization initiatives.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

(In thousands)	Fiscal 2022	% Net Revenues	Fiscal 2021	% Net Revenues
Selling, general and administrative expenses	$2,179,311	25.1%	$2,178,847	26.4%

SG&A consists of non-occupancy-related costs associated with our retail stores, distribution and manufacturing facilities, customer care centers, supply chain operations (buying, receiving and inspection) and corporate administrative functions. These costs include employment, advertising, third-party credit card processing and other general expenses.

Fiscal 2022 vs. Fiscal 2021

SG&A increased $0.5 million and remained relatively flat compared to fiscal 2021. SG&A as a percentage of net revenues decreased to 25.1% from 26.4% for fiscal 2021. This decrease in rate was primarily driven by the leverage of employment costs and advertising expenses from overall cost discipline and adjusted incentive compensation commensurate with business performance.

INCOME TAXES

The effective income tax rate was 24.8% for fiscal 2022 and 22.4% for fiscal 2021. Compared to fiscal 2021, the increase in the tax rate is primarily due to less excess tax benefit from stock-based compensation in fiscal 2022, the return to provision difference between the two fiscal years, the expiration of the statutes of limitation related to uncertain tax positions in fiscal 2021 and the change in permanent reinvestment assertion on Canadian earnings in fiscal 2022.

Since the Tax Cuts and Jobs Act of 2017, we have elected not to provide for income taxes with respect to the earnings of Canada after fiscal 2017. In the second quarter of fiscal 2022, we assessed the overall forecasted cash needs and financial position of our foreign subsidiaries, and management decided to no longer assert its intent to indefinitely reinvest undistributed earnings in Canada. As a result of this change in assertion, we recorded $2.4 million of tax expense mainly related to Canadian withholding taxes.

The Inflation Reduction Act, enacted on August 16, 2022, includes a new 15% minimum tax on "adjusted financial statement income" beginning with the Company's fiscal year 2023, and a new 1% excise tax on stock repurchases after December 31, 2022, which will be included in the acquisition cost of treasury stock recorded within stockholders' equity. While these tax law changes had no immediate effect in fiscal 2022 and are not expected to have a material adverse effect on our results of operations going forward, we will continue to evaluate its impact as further information becomes available.

LIQUIDITY AND CAPITAL RESOURCES

Material Cash Requirements

We are party to contractual obligations involving commitments to make payments to third parties in the future. Certain contractual obligations are reflected on our Consolidated Balance Sheet as of January 29, 2023, while others are considered future obligations. Our material cash requirements as of January 29, 2023 include the following contractual obligations and commitments arising in the normal course of business:

- Our operating leases had fixed lease payment obligations, including imputed interest, of $1.7 billion, with $308.3 million payable within 12 months. See Note E to our Consolidated Financial Statements for amount outstanding as of January 29, 2023 related to operating leases.
- Our purchase obligations consist primarily of open purchase orders to purchase inventory as well as commitments for products and services used in the normal course of business. As of January 29, 2023, our purchase obligations were approximately $981.0 million, with $910.0 million expected to be settled within 12 months.

In addition, we had $37.1 million of unrecognized tax benefits recorded in our accompanying Consolidated Balance Sheet as of January 29, 2023, for which we cannot make a reasonably reliable estimate of the amount and period of payment. See Note D to our Consolidated Financial Statements for information related to income taxes.

We are party to a variety of contractual agreements under which we may be obligated to indemnify the other party for certain matters. These contracts primarily relate to commercial matters, operating leases, trademarks, intellectual property and financial matters. Under these contracts, we may provide certain routine indemnifications relating to representations and warranties or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined. Historically, we have not made significant payments for these indemnifications. We believe that if we were to incur a loss in any of these matters, the loss would not have a material effect on our financial condition or results of operations.

See Note I to our Consolidated Financial Statements for further information related to our commitments and contingencies.

Dividends

In fiscal 2022 and fiscal 2021, total cash dividends declared were approximately $216.3 million, or $3.12 per common share, and $199.4 million, or $2.60 per common share, respectively. In March 2023, our Board of Directors authorized a 15% increase in our quarterly cash dividend, from $0.78 to $0.90 per common share, subject to capital availability. Our quarterly cash dividend may be limited or terminated at any time.

Stock Repurchase Program

See section titled "Stock Repurchase Program" within Part II, Item 5 of this Annual Report on Form 10-K for further information.

Liquidity Outlook

We believe our cash on hand, cash flows from operations, and our available credit facilities will provide adequate liquidity for our business operations as well as capital expenditures, dividends, share repurchases, and other liquidity requirements associated with our business operations over the next 12 months. We are currently not aware of any other trends or demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, our liquidity increasing or decreasing in any material way that will impact our capital needs during or beyond the next 12 months.

Sources of Liquidity

As of January 29, 2023, we held $367.3 million in cash and cash equivalents, the majority of which was held in interest-bearing demand deposit accounts and money market funds, and of which $81.2 million was held by our international subsidiaries. As is consistent within our industry, our cash balances are seasonal in nature, with the fourth quarter historically representing a significantly higher level of cash than other periods.

Throughout the fiscal year, we utilize our cash resources to build our inventory levels in preparation for our fourth quarter holiday sales. Our largest source of operating cash flows is cash collections from the sale of our merchandise throughout the year. In fiscal 2023, we plan to use our cash resources to fund our inventory and inventory-related purchases, employment related-costs, advertising and marketing initiatives, rental payments on our leases, stock repurchases and dividend payments, property and equipment purchases, and the payment of income taxes.

In addition to our cash balances on hand, we have a credit facility (the "Credit Facility") which provides for a $500 million unsecured revolving line of credit (the "Revolver"). Our Revolver may be used to borrow revolving loans or to request the issuance of letters of credit. We may, upon notice to the administrative agent, request existing or new lenders, at such lenders' option, to increase the Revolver by up to $250 million to provide for a total of $750 million of unsecured revolving credit.

Currently, the interest rate applicable to the Revolver is variable and may be elected by us as: (i) the LIBOR plus an applicable margin based on our leverage ratio ranging from 0.91% to 1.775% or (ii) a base rate as defined in the Credit Facility, plus an applicable margin based on our leverage ratio ranging from 0% to

0.775%. However, as a result of the future cessation of LIBOR, our interest rate will change in fiscal 2023 in accordance with the Credit Facility. On the earliest of (i) the date that LIBOR rates permanently or indefinitely cease to be provided, (ii) June 30, 2023 or (iii) the early opt-in effective date which is determined by us, the replacement benchmark rate will be determined.

During fiscal 2022, we had no borrowings under our Revolver. Additionally, as of January 29, 2023, issued but undrawn standby letters of credit of $11.2 million were outstanding under our Revolver. The standby letters of credit were primarily issued to secure the liabilities associated with workers' compensation and other insurance programs.

Our Credit Facility contains certain restrictive loan covenants, including, among others, a financial covenant requiring a maximum leverage ratio (funded debt adjusted for operating lease liabilities to earnings before interest, income tax, depreciation, amortization and rent expense), and covenants limiting our ability to incur indebtedness, grant liens, make acquisitions, merge or consolidate, and dispose of assets. As of January 29, 2023, we were in compliance with our financial covenants under our credit facilities and, based on our current projections, we expect to remain in compliance throughout the next 12 months.

Letter of Credit Facilities

We have three unsecured letter of credit reimbursement facilities for a total of $35 million. Our letter of credit facilities contain covenants that are consistent with our Credit Facility. Interest on unreimbursed amounts under our letter of credit facilities accrues at a base rate as defined in the credit facility, plus an applicable margin based on our leverage ratio. As of January 29, 2023, the aggregate amount outstanding under our letter of credit facilities was $0.5 million, which represents only a future commitment to fund inventory purchases to which we had not taken legal title. On August 19, 2022, we renewed all three of our letter of credit facilities on substantially similar terms. Two of the letter of credit facilities totaling $30 million mature on August 19, 2023, and the latest expiration date possible for future letters of credit issued under these facilities is January 16, 2024. One of the letter of credit facilities totaling $5 million matures on September 30, 2026, which is also the latest expiration date possible for future letters of credit issued under the facility.

Cash Flows from Operating Activities

For fiscal 2022, net cash provided by operating activities was $1.1 billion compared to $1.4 billion in fiscal 2021. For fiscal 2022, net cash provided by operating activities was primarily attributable to net earnings adjusted for non-cash items, partially offset by higher spending on merchandise inventories as a result of our efforts to improve our in-stock position as well as accounts payable. Net cash provided by operating activities compared to fiscal 2021 decreased primarily due to decreases in accounts payable and accrued expenses and other liabilities.

Cash Flows from Investing Activities

For fiscal 2022, net cash used in investing activities was $354.0 million compared to $226.2 million in fiscal 2021 and was primarily attributable to purchases of property and equipment related to technology and supply chain enhancements.

Cash Flows from Financing Activities

For fiscal 2022, net cash used in financing activities was $1.2 billion compared to $1.5 billion in fiscal 2021 and was primarily attributable to the repurchases of common stock and payment of dividends. Net cash used in financing activities for fiscal 2022 decreased compared to fiscal 2021 primarily due to the repayment of debt in the fiscal 2021 that did not recur in fiscal 2022.

IMPACT OF INFLATION

While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we have experienced varying levels of inflation, resulting in part from various supply chain disruptions, increased shipping and transportation costs, increased product costs, increased labor costs in the supply chain and other disruptions caused by the COVID-19 pandemic and the uncertain economic environment. Global trends, including inflationary pressures, are weakening customer sentiment, negatively impacting consumer spending behavior and slowing down consumer demand for our products. However, our unique operating model and pricing power helped mitigate these increased costs during fiscal 2022. We cannot be assured that our results of operations and financial condition will not be materially impacted by inflation in the future. For information on risks, please see "Risk Factors" in Part I, Item 1A.

CRITICAL ACCOUNTING ESTIMATES

Our Consolidated Financial Statements requires us to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates are evaluated on an ongoing basis and are based on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ from these estimates.

Merchandise Inventories

The significant estimates used in our inventory valuation are obsolescence (including excess and slow-moving inventory and lower of cost or net realizable value reserves) and estimates of inventory shrinkage. We reserve for obsolescence based on historical trends of inventory sold below cost and specific identification.

The reserves for shrinkage are recorded throughout the year based on historical shrinkage results, cycle count results within our distribution centers, expectations of future shrinkage and current inventory levels, and are therefore subject to uncertainty. Actual shrinkage is recorded at year-end based on the results of our cycle counts and year end physical inventory counts, and can vary from our estimates recorded throughout the year due to such factors as changes in operations, the mix of our inventory (which ranges from large furniture to small tabletop items) and execution against loss prevention initiatives in our stores, distribution facilities and off-site storage locations, and with our third-party warehouse and transportation providers. Accordingly, there is no material shrinkage reserve at year-end. Historically, actual shrinkage has not differed materially from our estimates.

Our obsolescence and shrinkage reserve calculations contain estimates that require management to make assumptions and to apply judgment regarding a number of factors, including market conditions, the selling environment, historical results and current inventory trends. We have made no material changes to our assumptions included in the calculations of the obsolescence and shrinkage reserves throughout the year. In addition, we do not believe a 10% change in our inventory reserves would have a material effect on our net earnings. As of January 29, 2023 and January 30, 2022, our inventory obsolescence reserves were $24.7 million and $14.0 million, respectively.

Long-lived Assets

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

We review the carrying value of all long-lived assets for impairment, primarily at an individual store level, whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. Our impairment analyses determine whether projected cash flows from operations are sufficient to recover the carrying value of these assets. The asset group is comprised of both property and equipment and operating lease right-of-use assets. Impairment may result when the carrying value of the asset or asset group exceeds the estimated undiscounted future cash flows over its remaining useful life. Our estimate of undiscounted future cash flows over the lease term is based upon our experience, the historical operations and estimates of future profitability and economic conditions. The estimates of future profitability and economic conditions require estimating such factors as sales growth, gross margin, employment costs, lease escalations, inflation and the overall economics of the retail industry, and are therefore subject to variability and difficult to predict. For right-of-use assets, we determine the fair value of the assets by using estimated market rental rates. These estimates can be affected by factors such as future results, real estate supply and demand, closure plans, and economic conditions that can be difficult to predict. Actual future results may differ from those estimates. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the excess of the asset or asset group's net carrying value over its estimated fair value.

During fiscal 2022, we recognized impairment charges of $3.3 million related to the impairment of property and equipment and $2.6 million related to the impairment of operating lease right-of-use assets, due to lower projected revenues and fair market rental values resulting from underperforming stores in Australia, and we also recognized impairment charges of $9.7 million related to the impairment of property and equipment associated with Aperture, a division of our Outward, Inc. subsidiary, due to these assets not being recoverable in light of projected future cash flows, all of which is recognized within SG&A. During fiscal 2021, no impairment charges were recognized. During fiscal 2020, we recognized asset impairment charges of approximately $19.2 million related to property and equipment and $7.9 million related to right-of use assets for our retail stores, which is recognized within SG&A.

Leases

The significant estimates used in accounting for our leases relate to the incremental borrowing rate used in the present value of lease obligations calculation. As our leases generally do not provide information about the rate implicit in the lease, we utilize an estimated incremental borrowing rate to calculate the present value of our future lease obligations. The incremental borrowing rate represents the rate of interest we would have to pay on a collateralized borrowing, for an amount equal to the lease payments, over a similar term and in a similar economic environment. We use judgment in determining our incremental borrowing rate, which is applied to each lease based on the lease term. A 50 basis point increase or decrease in the incremental borrowing rate would not have a material impact on the value of our new or remeasured right-of-use assets and lease liabilities. As of fiscal 2022 and fiscal 2021, our incremental borrowing rates were 3.4% and 3.2%, respectively. Many of our leases contain renewal and early termination options. The option periods are generally not included in the lease term used to measure our lease liabilities and right-of-use assets upon commencement, as we do not believe the exercise of these options to be reasonably certain. We remeasure the lease liability and right-of-use asset when we are reasonably certain to exercise a renewal or an early termination option. We use judgment in determining lease classification, including our determination of the economic life and the fair market value of the identified asset. The fair market value of the identified asset is generally estimated based on comparable market data provided by third-party sources.

Income Taxes

We record reserves for our estimates of the additional income tax liability that is more likely than not to result from the ultimate resolution of foreign and domestic tax examinations. The results of these examinations and negotiations with taxing authorities may affect the ultimate settlement of these issues. We review and update the estimates used in the accrual for uncertain tax positions as more definitive information becomes available from taxing authorities, upon completion of tax examination, upon expiration of statutes of limitation, or upon occurrence of other events. As of January 29, 2023, we had $37.1 million of gross unrecognized tax benefits, of which $31.0 million would, if recognized, affect the effective tax rate. Additionally, we accrue interest and penalties related to these unrecognized tax benefits in the provision for income taxes. As of January 29, 2023 and January 30, 2022, our accruals for the payment of interest and penalties totaled $6.1 million and $5.7 million, respectively. Due to the potential resolution of tax issues, it is reasonably possible that the balance of our gross unrecognized tax benefits could decrease within the next twelve months by a range of $0 to $6.2 million.

In order to compute income tax on an interim basis, we estimate what our effective tax rate will be for the full fiscal year and adjust these estimates throughout the year as necessary. Adjustments to our income tax provision due to changes in our estimated effective tax rate are recorded in the interim period in which the change occurs. The tax expense (or benefit) related to items other than ordinary income is individually computed and recognized when the items occur. Our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of our earnings in various taxing jurisdictions or changes in tax law. Our effective tax rates for fiscal 2022 and fiscal 2021 were 24.8% and 22.4%, respectively.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, which include significant deterioration of the U.S. and foreign markets, changes in U.S. interest rates, foreign currency exchange rate fluctuations and the effects of economic uncertainty which may affect the prices we pay our vendors in the foreign countries in which we do business. We do not engage in financial transactions for trading or speculative purposes.

Interest Rate Risk

Our Revolver has a variable interest rate which, when drawn upon, subjects us to risks associated with changes in that interest rate. During fiscal 2022, we had no borrowings under the Revolver.

In addition, we have fixed and variable income investments consisting of short-term investments classified as cash and cash equivalents, which are also affected by changes in market interest rates. As of January 29, 2023, our investments, made primarily in interest bearing demand deposit accounts and money market funds, are stated at cost and approximate their fair values.

Foreign Currency Risks

We purchase the majority of our inventory from vendors outside of the U.S. in transactions that are primarily denominated in U.S. dollars and, as such, any foreign currency impact related to these international purchase transactions was not significant to us during fiscal 2022 or fiscal 2021. Since we pay for the majority of our international purchases in U.S. dollars, however, a decline in the U.S. dollar relative to other foreign currencies would subject us to risks associated with increased purchasing costs from our vendors in their effort to offset any lost profits associated with any currency devaluation. We cannot predict with certainty the effect these increased costs may have on our financial statements or results of operations.

In addition, our businesses in Canada, Australia and the United Kingdom, and our operations throughout Asia and Europe, expose us to market risk associated with foreign currency exchange rate fluctuations. Substantially all of our purchases and sales are denominated in U.S. dollars, which limits our exposure to this risk. However, some of our foreign operations have a functional currency other than the U.S. dollar. While the impact of foreign currency exchange rate fluctuations was not material to us in fiscal 2022, we have continued to see volatility in the exchange rates in the countries in which we do business. Additionally, the effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have a material impact on our historical or current consolidated financial statements. As we continue to expand globally, the foreign currency exchange risk related to our foreign operations may increase. To mitigate this risk, we hedge a portion of our foreign currency exposure with foreign currency forward contracts in accordance with our risk management policies (see Note L to our Consolidated Financial Statements).

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Williams-Sonoma, Inc.

Consolidated Statements of Earnings

	For the Fiscal Year Ended		
(In thousands, except per share amounts)	January 29, 2023	January 30, 2022	January 31, 2021
Net revenues	$8,674,417	$8,245,936	$6,783,189
Cost of goods sold	4,996,684	4,613,973	4,146,920
Gross profit	3,677,733	3,631,963	2,636,269
Selling, general and administrative expenses	2,179,311	2,178,847	1,725,572
Operating income	1,498,422	1,453,116	910,697
Interest (income) expense, net	(2,260)	1,865	16,231
Earnings before income taxes	1,500,682	1,451,251	894,466
Income taxes	372,778	324,914	213,752
Net earnings	$1,127,904	$1,126,337	$ 680,714
Basic earnings per share	$ 16.58	$ 15.17	$ 8.81
Diluted earnings per share	$ 16.32	$ 14.75	$ 8.61
Shares used in calculation of earnings per share:			
Basic	68,021	74,272	77,260
Diluted	69,100	76,354	79,055

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

(In thousands)	For the Fiscal Year Ended		
	January 29, 2023	January 30, 2022	January 31, 2021
Net earnings	$1,127,904	$1,126,337	$680,714
Other comprehensive income (loss):			
Foreign currency translation adjustments	(3,572)	(4,488)	8,195
Change in fair value of derivative financial instruments, net of tax (tax benefit) of $329, $(91) and $(113)	932	(247)	(315)
Reclassification adjustment for realized (gain) loss on derivative financial instruments, net of tax (tax benefit) of $121, $(371) and $149	(341)	1,024	(410)
Comprehensive income	$1,124,923	$1,122,626	$688,184

See Notes to Consolidated Financial Statements.

Williams-Sonoma, Inc.

Consolidated Balance Sheets

(In thousands, except per share amounts)	As of January 29, 2023	As of January 30, 2022
ASSETS		
Current assets		
Cash and cash equivalents	$ 367,344	$ 850,338
Accounts receivable, net	115,685	131,683
Merchandise inventories, net	1,456,123	1,246,372
Prepaid expenses	64,961	69,252
Other current assets	31,967	26,249
Total current assets	2,036,080	2,323,894
Property and equipment, net	1,065,381	920,773
Operating lease right-of-use assets	1,286,452	1,132,764
Deferred income taxes, net	81,389	56,585
Goodwill	77,307	85,354
Other long-term assets, net	116,407	106,250
Total assets	$4,663,016	$4,625,620
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 508,321	$ 612,512
Accrued expenses	247,594	319,924
Gift card and other deferred revenue	479,229	447,770
Income taxes payable	61,204	79,554
Operating lease liabilities	231,965	217,409
Other current liabilities	108,138	94,517
Total current liabilities	1,636,451	1,771,686
Deferred lease incentives	10,027	16,360
Long-term operating lease liabilities	1,211,693	1,066,839
Other long-term liabilities	103,794	106,528
Total liabilities	2,961,965	2,961,413
Commitments and contingencies – See Note I		
Stockholders' equity		
Preferred stock: $0.01 par value; 7,500 shares authorized; none issued	—	—
Common stock: $0.01 par value; 253,125 shares authorized; 66,226 and 71,982 shares issued and outstanding at January 29, 2023 and January 30, 2022, respectively	663	720
Additional paid-in capital	573,117	600,942
Retained earnings	1,141,819	1,074,084
Accumulated other comprehensive loss	(13,809)	(10,828)
Treasury stock, at cost: 1 and 4 shares as of January 29, 2023 and January 30, 2022, respectively	(739)	(711)
Total stockholders' equity	1,701,051	1,664,207
Total liabilities and stockholders' equity	$4,663,016	$4,625,620

See Notes to Consolidated Financial Statements.

Williams-Sonoma, Inc.

Consolidated Statements of Stockholders' Equity

(In thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
Balance at February 2, 2020	77,137	$772	$ 605,822	$ 644,794	$(14,587)	$(941)	$1,235,860
Net earnings	—	—	—	680,714	—	—	680,714
Foreign currency translation adjustments	—	—	—	—	8,195	—	8,195
Change in fair value of derivative financial instruments, net of tax	—	—	—	—	(315)	—	(315)
Reclassification adjustment for realized (gain) loss on derivative financial instruments, net of tax	—	—	—	—	(410)	—	(410)
Conversion/release of stock-based awards[1]	699	7	(31,565)	—	—	(171)	(31,729)
Repurchases of common stock	(1,496)	(15)	(7,569)	(142,416)	—	—	(150,000)
Reissuance of treasury stock under stock-based compensation plans[1]	—	—	(499)	(14)	—	513	—
Stock-based compensation expense	—	—	72,186	—	—	—	72,186
Dividends declared	—	—	—	(163,316)	—	—	(163,316)
Balance at January 31, 2021	76,340	764	638,375	1,019,762	(7,117)	(599)	1,651,185
Net earnings	—	—	—	1,126,337	—	—	1,126,337
Foreign currency translation adjustments	—	—	—	—	(4,488)	—	(4,488)
Change in fair value of derivative financial instruments, net of tax	—	—	—	—	(247)	—	(247)
Reclassification adjustment for realized (gain) loss on derivative financial instruments, net of tax	—	—	—	—	1,024	—	1,024
Conversion/release of stock-based awards[1]	745	7	(103,742)	—	—	(500)	(104,235)
Repurchases of common stock	(5,103)	(51)	(26,806)	(872,576)	—	—	(899,433)
Reissuance of treasury stock under stock-based compensation plans[1]	—	—	(344)	(44)	—	388	—
Stock-based compensation expense	—	—	93,459	—	—	—	93,459
Dividends declared	—	—	—	(199,395)	—	—	(199,395)
Balance at January 30, 2022	71,982	720	600,942	1,074,084	(10,828)	(711)	1,664,207
Net earnings	—	—	—	1,127,904	—	—	1,127,904
Foreign currency translation adjustments	—	—	—	—	(3,572)	—	(3,572)
Change in fair value of derivative financial instruments, net of tax	—	—	—	—	932	—	932
Reclassification adjustment for realized (gain) loss on derivative financial instruments, net of tax	—	—	—	—	(341)	—	(341)
Conversion/release of stock-based awards[1]	668	7	(80,925)	—	—	(372)	(81,290)
Repurchases of common stock	(6,424)	(64)	(36,134)	(843,840)	—	—	(880,038)
Reissuance of treasury stock under stock-based compensation plans[1]	—	—	(344)	—	—	344	—
Stock-based compensation expense	—	—	89,578	—	—	—	89,578
Dividends declared	—	—	—	(216,329)	—	—	(216,329)
Balance at January 29, 2023	66,226	$663	$ 573,117	$1,141,819	$(13,809)	$(739)	$1,701,051

1   Amounts are shown net of shares withheld for employee taxes.

See Notes to Consolidated Financial Statements.

Williams-Sonoma, Inc.

Consolidated Statements of Cash Flows

(In thousands)	For the Fiscal Year Ended January 29, 2023	January 30, 2022	January 31, 2021
Cash flows from operating activities:			
Net earnings	$ 1,127,904	$ 1,126,337	$ 680,714
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Depreciation and amortization	214,153	196,087	188,655
Loss on disposal/impairment of assets	25,116	1,015	32,365
Amortization of deferred lease incentives	(3,019)	(4,282)	(5,783)
Non-cash lease expense	231,350	216,888	216,368
Deferred income taxes	(23,823)	2,535	(13,061)
Stock-based compensation expense	90,268	95,240	73,185
Other	680	288	(264)
Changes in:			
Accounts receivable	15,687	11,896	(31,503)
Merchandise inventories	(208,908)	(239,981)	99,144
Prepaid expenses and other assets	(11,823)	(2,060)	(16,388)
Accounts payable	(113,521)	56,674	25,489
Accrued expenses and other liabilities	(61,995)	49,460	129,142
Gift card and other deferred revenue	31,839	75,460	82,841
Operating lease liabilities	(242,855)	(224,567)	(232,989)
Income taxes payable	(18,231)	10,157	46,933
Net cash provided by operating activities	1,052,822	1,371,147	1,274,848
Cash flows from investing activities:			
Purchases of property and equipment	(354,117)	(226,517)	(169,513)
Other	162	270	629
Net cash used in investing activities	(353,955)	(226,247)	(168,884)
Cash flows from financing activities:			
Repurchases of common stock	(880,038)	(899,433)	(150,000)
Payment of dividends	(217,345)	(187,539)	(157,645)
Tax withholdings related to stock-based awards	(81,290)	(104,235)	(31,729)
Repayment of long-term debt	—	(300,000)	—
Debt issuance costs	—	(778)	(3,645)
Borrowings under revolving line of credit	—	—	487,823
Repayments under the revolving line of credit	—	—	(487,823)
Net cash used in financing activities	(1,178,673)	(1,491,985)	(343,019)
Effect of exchange rates on cash and cash equivalents	(3,188)	(2,914)	5,230
Net (decrease) increase in cash and cash equivalents	(482,994)	(349,999)	768,175
Cash and cash equivalents at beginning of year	850,338	1,200,337	432,162
Cash and cash equivalents at end of year	$ 367,344	$ 850,338	$1,200,337
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	$ 788	$ 3,090	$ 18,346
Cash paid during the year for income taxes, net of refunds	$ 400,776	$ 306,158	$ 162,842
Non-cash investing activities:			
Purchases of property and equipment not yet paid for at end of year	$ 6,633	$ 267	$ 753

See Notes to Consolidated Financial Statements.

Form 10-K

Note A: Summary of Significant Accounting Policies

Williams-Sonoma, Inc. ("Company", "we", or "us") is a specialty retailer of high-quality sustainable products for the home. Our products, representing distinct merchandise strategies — Williams Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Teen, West Elm, Williams Sonoma Home, Rejuvenation, and Mark and Graham — are marketed through e-commerce websites, direct-mail catalogs and retail stores. These brands are also part of The Key Rewards, our loyalty and credit card program that offers members exclusive benefits across the Williams-Sonoma family of brands. We operate in the U.S., Puerto Rico, Canada, Australia and the United Kingdom, offer international shipping to customers worldwide, and have unaffiliated franchisees that operate stores in the Middle East, the Philippines, Mexico, South Korea and India, as well as e-commerce websites in certain locations. We are also proud to be a leader in our industry with our Environmental, Social and Governance ("ESG") efforts.

Consolidation

The Consolidated Financial Statements include the accounts of Williams-Sonoma, Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated.

Fiscal Year

Our fiscal year ends on the Sunday closest to January 31, based on a 52 or 53-week year. Fiscal 2022, a 52-week year, ended on January 29, 2023; Fiscal 2021, a 52-week year, ended on January 30, 2022; and Fiscal 2020, a 52-week year, ended on January 31, 2021.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and assumptions are evaluated on an ongoing basis and are based on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ from these estimates.

Cash Equivalents

Cash equivalents include highly liquid investments with an original maturity of three months or less. As of January 29, 2023, we were invested primarily in interest-bearing demand deposit accounts and money market funds. Book cash overdrafts issued, but not yet presented to the bank for payment, are reclassified to accounts payable.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at their carrying values, net of an allowance for doubtful accounts. Accounts receivable consist primarily of credit card, franchisee and landlord receivables for which collectability is reasonably assured. Receivables are evaluated for collectability on a regular basis and an allowance for doubtful accounts is recorded, if necessary. Our allowance for doubtful accounts was not material to our financial statements as of January 29, 2023 and January 30, 2022.

Merchandise Inventories

Merchandise inventories, net of an allowance for shrinkage and obsolescence, are stated at the lower of cost (weighted average method) or net realizable value. To determine if the value of our inventory should be reduced below cost, we consider current and anticipated demand, customer preferences and age of the merchandise. We reserve for obsolescence based on historical trends of inventory sold below cost and specific identification.

Reserves for shrinkage are estimated and recorded throughout the year based on historical shrinkage results, cycle count results within our distribution centers, expectations of future shrinkage and current inventory levels. Actual shrinkage is recorded at year-end based on the results of our cycle counts and physical inventory counts and can vary from our estimates due to such factors as changes in operations, the mix of our inventory (which ranges from large furniture to small tabletop items) and execution against loss prevention initiatives in our stores, distribution facilities, off-site storage locations, and with our third-party warehouse and transportation providers. Accordingly, there is no material shrinkage reserve at year-end. Historically, actual shrinkage has not differed materially from our estimates.

Our obsolescence and shrinkage reserve calculations contain estimates that require management to make assumptions and to apply judgment regarding a number of factors, including market conditions, the selling environment, historical results and current inventory trends. If actual obsolescence or shrinkage estimates change from our original estimate, we will adjust our reserves accordingly throughout the year. As of January 29, 2023, and January 30, 2022, our inventory obsolescence reserves were $24.7 million and $14.0 million, respectively.

Long-lived Assets

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives of the assets:

Leasehold improvements	Shorter of estimated useful life or lease term (generally 5 – 22 years)
Fixtures and equipment	2 – 20 years
Buildings and building improvements	10 – 40 years
Capitalized software	2 – 10 years

We review the carrying value of all long-lived assets for impairment, primarily at an individual store level, whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. Our impairment analyses determine whether projected cash flows from operations are sufficient to recover the carrying value of these assets. The asset group is comprised of both property and equipment and operating lease right-of-use assets. Impairment may result when the carrying value of the asset or asset group exceeds the estimated undiscounted future cash flows over its remaining useful life. For asset impairment, our estimate of undiscounted future cash flows over the lease term is based upon our experience, the historical operations and estimates of future profitability and economic conditions. The estimates of future profitability and economic conditions require estimating such factors as sales growth, gross margin, employment costs, lease escalations, inflation and the overall economics of the retail industry, and are therefore subject to variability and difficult to predict. For right-of-use assets, we determine the fair value of the assets by using estimated market rental rates. These estimates can be affected by factors such as future results, real estate supply and demand, closure plans, and economic conditions that can be difficult to predict. Actual future results may differ from those estimates. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the excess of the asset or asset group's net carrying value over its estimated fair value. We measure property and equipment at fair value on a nonrecurring basis using Level 3 inputs as defined in the fair value hierarchy (see Note M to our Consolidated Financial Statements). We measure right-of-use assets at fair value on a nonrecurring basis using Level 2 inputs, primarily market rental rates, that are corroborated by market data. Where Level 2 inputs are not readily available, we use Level 3 inputs. Fair value of these long-lived assets is based on the present value of estimated future cash flows using a discount rate commensurate with the risk.

During fiscal 2022, we recognized impairment charges of $3.3 million related to the impairment of property and equipment and $2.6 million related to the impairment of operating lease right-of-use assets, due to lower projected revenues and fair market rental values resulting from underperforming stores in Australia, and we also recognized impairment charges of $9.7 million related to the impairment of property and equipment associated with Aperture, a division of our Outward, Inc. subsidiary, due to these assets not being recoverable in light of projected future cash flows, all of which is recognized within selling, general and administrative ("SG&A") expenses. During fiscal 2021, no impairment charges were recognized. During fiscal 2020, we recognized asset impairment charges of approximately $19.2 million related to property and equipment and $7.9 million related to right-of use assets for our retail stores, which is recognized within SG&A expenses.

Leases

We lease store locations, distribution and manufacturing facilities, corporate facilities, customer care centers and certain equipment for our U.S. and foreign operations with initial terms generally ranging from 2 to 22 years. We determine whether an arrangement is or contains a lease at inception by evaluating potential lease agreements including services and operating agreements to determine whether an identified asset exists that we control over the term of the arrangement. Lease commencement is determined to be when the lessor provides us access to, and the right to control, the identified asset.

The rental payments for our leases are typically structured as either fixed or variable payments. Our fixed rent payments include: stated minimum rent and stated minimum rent with stated increases. We consider lease payments that cannot be predicted with reasonable certainty upon lease commencement to be variable lease payments, which are recorded as incurred each period and are excluded from our calculation of lease liabilities. Our variable rent payments include: rent increases based on a future index; rent based on a percentage of store sales; payments made for pass-through costs for property taxes, insurance, utilities and common area maintenance; and rent based on a percentage of store sales if a specified store sales threshold or contractual obligation of the landlord has not been met.

Upon lease commencement, we recognize a right-of use asset and a corresponding lease liability measured at the present value of the fixed future minimum lease payments. We have elected the practical expedient to not separate lease and non-lease components. Therefore, lease payments included in the measurement of the lease liability include all fixed payments in the lease arrangement. We record a right-of-use asset for an amount equal to the lease liability, increased for any prepaid lease costs and initial direct costs and reduced by any lease incentives. We remeasure the lease liability and right-of-use asset when a remeasurement event occurs.

Many of our leases contain renewal and early termination options. The option periods are generally not included in the lease term used to measure our lease liabilities and right-of-use assets upon commencement, as we do not believe the exercise of these options to be reasonably certain. We remeasure the lease liability and right-of-use asset once we are reasonably certain to exercise a renewal or an early termination option.

Our leases generally do not provide information about the rate implicit in the lease. Therefore, we utilize an incremental borrowing rate to calculate the present value of our future lease obligations. The incremental borrowing rate represents the rate of interest we would have to pay on a collateralized borrowing, for an amount equal to the lease payments, over a similar term and in a similar economic environment. We use judgment in determining our incremental borrowing rate, which is applied to each lease based on the lease term. An increase or decrease in the incremental borrowing rate applied would impact the value of our right-of-use assets and lease liabilities.

We use judgment in determining lease classification, including our determination of the economic life and the fair market value of the identified asset. The fair market value of the identified asset is generally estimated based on comparable market data provided by third-party sources. All of our leases are currently classified as operating leases.

Goodwill

Goodwill is initially recorded as of the acquisition date and is measured as any excess of the purchase price over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized, but rather is subject to impairment testing annually (on the first day of the fourth quarter), or between annual tests whenever events or changes in circumstances indicate that the fair value of a reporting unit may be below its carrying amount. We first perform a qualitative assessment to evaluate goodwill for potential impairment. If based on that assessment it is more likely than not that the fair value of the reporting unit is below its carrying value, a quantitative impairment test is necessary. The quantitative impairment test requires determining the fair value of the reporting unit. We use the income approach, whereby we calculate the fair value based on the present value of estimated future cash flows, using a discount rate that approximates the reporting unit's weighted average cost of capital. The process of evaluating the potential impairment of goodwill is subjective and requires significant estimates and assumptions about the future such as sales growth, gross margins, employment costs, capital expenditures, inflation and future economic and market conditions. We measure the fair value using Level 3 inputs as defined in the fair value hierarchy (see Note M to our Consolidated Financial Statements). Actual future results may differ from those estimates. If the carrying value of the reporting unit's assets and liabilities, including goodwill, exceeds its fair value, impairment is recorded for the excess, not to exceed the total amount of goodwill allocated to the reporting unit.

As of January 29, 2023 and January 30, 2022, we had goodwill of $77.3 million and $85.4 million, respectively, primarily related to our fiscal 2017 acquisition of Outward and our fiscal 2011 acquisition of Rejuvenation, Inc. In fiscal 2022, we performed our annual quantitative assessment of goodwill impairment for the Aperture reporting unit, a division of our Outward, Inc. subsidiary, using the income approach. We fully impaired the goodwill related to the Aperture reporting unit due to these assets not being recoverable in light of projected future cash flows, resulting in goodwill impairment charges of $8.0 million. For all other reporting units, we concluded that the fair value exceeded their carrying values and no further impairment testing of goodwill was performed. In fiscal 2021 and fiscal 2020, we performed our annual assessment of goodwill impairment and concluded that the fair value of each of our reporting units exceeded its carrying value. Accordingly, no further impairment testing of goodwill was performed. We did not recognize any goodwill impairment in fiscal 2021 or fiscal 2020.

Self-Insured Liabilities

We are primarily self-insured for workers' compensation, employee health benefits, product and other general liability claims. We record self-insurance liability reserves based on claims filed, including the development of those claims, and an estimate of claims incurred but not yet reported, based on an actuarial analysis of historical claims data. Factors affecting these estimates include future inflation rates, changes in severity, benefit level changes, medical costs and claim settlement patterns. Should a different number of claims occur compared to what was estimated, or costs of the claims increase or decrease beyond what was anticipated, reserves may need to be adjusted accordingly. Self-insurance reserves for workers' compensation, employee health benefits, product and other general liability claims were $26.8 million and $25.5 million as of January 29, 2023 and January 30, 2022, respectively.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and debt approximate their estimated fair values. We use derivative financial instruments to hedge against foreign currency exchange rate fluctuations. The assets or liabilities associated with our derivative financial instruments are recorded at fair value in either other current or long-term assets or other current or long-term liabilities. The fair value of our foreign currency derivative instruments is measured using the income approach, whereby we use observable market data at the measurement date and standard valuation techniques to convert future amounts to a single present value amount. These observable inputs include spot rates, forward rates, interest rates and credit derivative market rates (see Notes L and M for additional information).

Revenue from Merchandise Sales

Revenues from the sale of our merchandise through our e-commerce channel, at our retail stores as well as to our business-to-business customers and franchisees are, in each case, recognized at a point in time when control of merchandise is transferred to the customer. Merchandise can either be picked up in our stores, or delivered to the customer. For merchandise picked up in the store, control is transferred at the time of the sale to the customer. For merchandise delivered to the customer, control is transferred either when delivery has been completed, or when we have a present right to payment which, for certain merchandise, occurs upon conveyance of the merchandise to the carrier for delivery. We exclude from revenue any taxes assessed by governmental authorities, including value-added and other sales-related taxes, that are imposed on and are concurrent with revenue-generating activities. Our payment terms are primarily at the point of sale for merchandise sales and for most services. We have elected to account for shipping and handling as fulfillment activities, and not as a separate performance obligation.

Revenue from the sale of merchandise is reported net of sales returns. We estimate future returns based on historical return trends together with current product sales performance. As of January 29, 2023 and January 30, 2022, we recorded a liability for expected sales returns of approximately $61.9 million and $47.2 million within other current liabilities and a corresponding asset for the expected net realizable value of the merchandise inventory to be returned of approximately $19.5 million and $14.3 million within other current assets in our Consolidated Balance Sheet.

Gift Card and Other Deferred Revenue

We defer revenue and record a liability when cash payments are received in advance of satisfying performance obligations, primarily associated with our merchandise sales, stored-value cards, customer loyalty programs, and incentives received from credit card issuers.

We issue stored-value cards that may be redeemed on future merchandise purchases. Our stored-value cards have no expiration dates. Revenue from stored-value cards is recognized at a point in time upon redemption of the card and as control of the merchandise is transferred to the customer. Breakage is recognized in a manner consistent with our historical redemption patterns over the estimated period of redemption of our cards of approximately four years, the majority of which is recognized within one year of the card issuance. Breakage revenue is not material to our Consolidated Financial Statements.

We have customer loyalty programs, which allow members to earn points for each qualifying purchase. Customers can earn points through spend on both our private label and co-branded credit cards, or can earn points as part of our non-credit card related loyalty program. Points earned through both loyalty programs enable members to receive certificates that may be redeemed on future merchandise purchases. This customer option is a material right and, accordingly, represents a separate performance obligation to the customer. The allocated consideration for the points or certificates earned by our loyalty program members is deferred based on the standalone selling price of the points and recorded within gift card and other deferred revenue within our Consolidated Balance Sheet. The measurement of standalone selling prices takes into consideration the discount the customer would receive in a separate transaction for the delivered item, as well as our estimate of certificates expected to be issued and redeemed, based on historical patterns. This measurement is applied to our portfolio of performance obligations for points or certificates earned, as all obligations have similar economic characteristics. We believe the impact to our Consolidated Financial Statements would not be materially different if this measurement was applied to each individual performance obligation. Revenue is recognized for these performance obligations at a point in time when certificates are redeemed by the customer. These obligations relate to contracts with terms less than one year, as our certificates generally expire within six months from issuance.

We enter into agreements with credit card issuers in connection with our private label and co-branded credit cards, whereby we receive cash incentives in exchange for promised services, such as licensing our brand names and marketing the credit card program to customers. These separate non-loyalty program related services promised under these agreements are interrelated and are thus considered a single performance obligation. Revenue is recognized over time as we transfer promised services throughout the contract term.

As of January 29, 2023 and January 30, 2022, we had recorded $482.2 million and $451.3 million, respectively, for gift card and other deferred revenue in our Consolidated Balance Sheet, substantially all of which is expected to be recognized into revenue within the next 12 months.

Vendor Allowances

We receive allowances or credits from certain vendors for volume and other rebates. We treat such rebates as an offset to the cost of the product or services provided at the time the expense is recorded. These allowances and credits received are recorded in both cost of goods sold and in SG&A expenses.

Cost of Goods Sold

Cost of goods sold includes cost of goods, occupancy expenses and shipping costs. Cost of goods consists of cost of merchandise, inbound freight expenses, freight-to-store expenses and other inventory-related costs such as replacements, damages, obsolescence and shrinkage. Occupancy expenses consist of rent, other occupancy costs (including property taxes, common area maintenance and utilities) and depreciation. Shipping costs consist of third-party delivery services and shipping materials.

Selling, General and Administrative Expenses

SG&A expenses consist of non-occupancy-related costs associated with our retail stores, distribution facilities, customer care centers, supply chain operations (buying, receiving and inspection), and corporate administrative functions. These costs include employment, advertising, third-party credit card processing and other general expenses.

Stock-Based Compensation

We account for stock-based compensation arrangements by measuring and recognizing compensation expense for all stock-based awards using a fair value-based method. Restricted stock units are valued using the closing price of our stock on the date prior to the date of grant. The fair value of each stock-based award is amortized over the requisite service period, net of estimated forfeitures. We estimate the forfeiture rate based on an analysis of historical experience as well as expected future trends.

Advertising Expenses

Advertising expenses consist of media and production costs related to digital advertising, catalog mailings and other direct marketing activities. All advertising costs are expensed as incurred, or upon the release of the initial advertisement.

Total advertising expenses (including digital advertising, catalog advertising and other advertising costs) were approximately $581.1 million, $618.5 million, and $326.0 million in fiscal 2022, fiscal 2021 and fiscal 2020, respectively.

Foreign Currency Translation

Some of our foreign operations have a functional currency other than the U.S. dollar. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates during the period. The resulting translation adjustments are recorded as other comprehensive income within stockholders' equity. Foreign currency exchange gains and losses are recorded in SG&A expenses, except for those discussed in Note L.

Earnings Per Share

Basic earnings per share is computed as net earnings divided by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed as net earnings divided by the weighted average number of common shares outstanding plus common stock equivalents for the period. Common stock equivalents consist of shares subject to stock-based awards with exercise prices less than or equal to the average market price of our common stock for the period, to the extent their inclusion would be dilutive.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in our Consolidated Financial Statements. We record reserves for our estimates of the additional income tax liability that is more likely than not to result from the ultimate resolution of foreign and domestic tax examinations. At any point in time, many tax years are subject to examination by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. We review and update the estimates used in the accrual for uncertain tax positions as more definitive information becomes available from taxing authorities, upon completion of tax examination, upon expiration of statutes of limitation, or upon occurrence of other events.

In order to compute income tax on an interim basis, we estimate what our effective tax rate will be for the full fiscal year and adjust these estimates throughout the year as necessary. Adjustments to our income tax provision due to changes in our estimated effective tax rate are recorded in the interim period in which the change occurs. The tax expense (or benefit) related to items other than ordinary income is individually computed and recognized when the items occur. Our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of our earnings in various taxing jurisdictions or changes in tax law.

Recently Issued Accounting Pronouncements

In March 2020, January 2021 and December 2022, the FASB issued ASU 2020-04, *Reference Rate Reform* (Topic 848), ASU-2021-01, *Reference Rate Reform: Scope*, ASU-2022-06, *Reference Rate Reform* (Topic 848), *Deferral of the Sunset Date of Topic 848,* respectively. Together, the ASUs are intended to ease the potential accounting and financial reporting burden of reference rate reform, including the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. The guidance provides optional expedients and scope exceptions for transactions if certain criteria are met. These transactions include contract modifications, hedge accounting, and the sale or transfer of debt securities classified as held-to-maturity. We may elect to apply the provisions of the new standard prospectively through December 31, 2024. Unlike other topics, the provisions of this update are only available until December 31, 2024, by which time the reference rate replacement activity is expected to be completed. We have yet to elect an adoption date, but do not believe any adoption would have a material impact on our financial condition, results of operations or cash flows.

Note B: Property and Equipment

Property and equipment consists of the following:

(In thousands)	As of	
	January 29, 2023	January 30, 2022
Capitalized Software	$ 1,097,914	$ 980,876
Leasehold improvements	895,732	882,320
Fixtures and equipment	933,922	863,353
Land and buildings	180,923	179,843
Corporate systems projects in progress	49,444	57,604
Construction in progress[1]	61,455	19,112
Total	3,219,390	2,983,108
Accumulated depreciation	(2,154,009)	(2,062,335)
Property and equipment, net	$ 1,065,381	$ 920,773

1   Construction in progress primarily consists of fixtures and equipment and leasehold improvements related to new, expanded or remodeled distribution centers and retail stores where construction had not been completed as of year-end.

Note C: Borrowing Arrangements

Credit Facility

We have a credit facility (the "Credit Facility") which provides for a $500 million unsecured revolving line of credit (the "Revolver"). Our Revolver may be used to borrow revolving loans or to request the issuance of letters of credit. We may, upon notice to the administrative agent, request existing or new lenders, at such lenders' option, to increase the Revolver by up to $250 million to provide for a total of $750 million of unsecured revolving credit.

During fiscal 2022 and fiscal 2021, we had no borrowings under our Revolver. Additionally, as of January 29, 2023, issued but undrawn standby letters of credit of $11.2 million were outstanding under our Revolver. The standby letters of credit were primarily issued to secure the liabilities associated with workers' compensation and other insurance programs. Our Revolver matures on September 30, 2026, at which time all outstanding borrowings must be repaid and all outstanding letters of credit must be cash collateralized. We may elect to extend the maturity date, subject to lender approval.

Currently, the interest rate applicable to the Revolver is variable and may be elected by us as: (i) the LIBOR plus an applicable margin based on our leverage ratio ranging from 0.91% to 1.775% or (ii) a base rate as defined in the Credit Facility, plus an applicable margin based on our leverage ratio ranging from 0% to 0.775%. However, as a result of the future cessation of LIBOR, our interest rate will change in fiscal 2023 in accordance with the Credit Facility. On the earliest of (i) the date that LIBOR rates permanently or indefinitely cease to be provided, (ii) June 30, 2023 or (iii) the early opt-in effective date which is determined by us, the replacement benchmark rate will be determined.

Our Credit Facility contains certain restrictive loan covenants, including, among others, a financial covenant requiring a maximum leverage ratio (funded debt adjusted for operating lease liabilities to earnings before interest, income tax, depreciation, amortization and rent expense), and covenants limiting our ability to incur indebtedness, grant liens, make acquisitions, merge or consolidate, and dispose of assets. As of January 29, 2023, we were in compliance with our financial covenants under our credit facilities and, based on our current projections, we expect to remain in compliance throughout the next 12 months.

Letter of Credit Facilities

We have three unsecured letter of credit reimbursement facilities for a total of $35 million. Our letter of credit facilities contain covenants that are consistent with our Credit Facility. Interest on unreimbursed amounts under our letter of credit facilities accrues at a base rate as defined in the credit facility, plus an applicable margin based on our leverage ratio. As of January 29, 2023, the aggregate amount outstanding under our letter of credit facilities was $0.5 million, which represents only a future commitment to fund inventory purchases to which we had not taken legal title. On August 19, 2022, we renewed all three of our letter of credit facilities on substantially similar terms. Two of the letter of credit facilities totaling $30 million mature on August 19, 2023, and the latest expiration date possible for future letters of credit issued under these facilities is January 16, 2024. One of the letter of credit facilities totaling $5 million matures on September 30, 2026, which is also the latest expiration date possible for future letters of credit issued under the facility.

Note D: Income Taxes

The components of earnings before income taxes, by tax jurisdiction, are as follows:

	For the Fiscal Year Ended		
(In thousands)	January 29, 2023	January 30, 2022	January 31, 2021
United States	$1,331,492	$1,280,438	$773,317
Foreign	169,190	170,813	121,149
Total	$1,500,682	$1,451,251	$894,466

The provision for income taxes consists of the following:

(In thousands)	For the Fiscal Year Ended		
	January 29, 2023	January 30, 2022	January 31, 2021
Current			
Federal	$299,015	$234,638	$171,821
State	71,120	61,056	39,498
Foreign	26,466	26,685	15,494
Total Current	$396,601	$322,379	$226,813
Deferred			
Federal	$(17,293)	$ 5,896	$ (7,575)
State	(3,292)	(741)	(5,997)
Foreign	(3,238)	(2,620)	511
Total Deferred	$(23,823)	$ 2,535	$(13,061)
Total provision	$372,778	$324,914	$213,752

Since the Tax Cuts and Jobs Act of 2017, we have elected not to provide for income taxes with respect to the earnings of Canada after fiscal 2017. In the second quarter of fiscal 2022, we assessed the overall forecasted cash needs and financial position of our foreign subsidiaries, and management decided to no longer assert its intent to indefinitely reinvest undistributed earnings in Canada. As a result of this change in assertion, we recorded $2.4 million of tax expense mainly related to Canadian withholding taxes.

A reconciliation of income taxes at the federal statutory corporate rate to the effective rate is as follows:

(In thousands)	For the Fiscal Year Ended		
	January 29, 2023	January 30, 2022	January 31, 2021
Federal income taxes at the statutory rate	21.0%	21.0%	21.0%
State income tax rate	4.2	4.1	3.9
Officer's compensation under Sec.162(m)	1.4	2.0	1.1
Change in uncertain tax positions	0.3	(0.5)	0.2
Deferred true up	0.1	(0.1)	(0.6)
Rate differential	(0.7)	(0.6)	(1.1)
Credits	(0.2)	(0.2)	(0.2)
Stock-based compensation	(1.7)	(2.9)	(0.2)
Other	0.4	(0.4)	(0.2)
Total	24.8%	22.4%	23.9%

Significant components of our deferred income tax accounts are as follows:

(In thousands)	As of	
	January 29, 2023	January 30, 2022
Deferred tax assets (liabilities)		
Operating lease liabilities	$ 359,001	$ 321,649
Merchandise inventories	32,338	23,513
Gift cards	24,632	21,519
Accrued liabilities	22,356	17,919
Compensation	18,960	27,069
Stock-based compensation	14,308	11,879
Executive deferred compensation	9,605	10,476
State taxes	8,084	7,362
Loyalty rewards	3,734	5,246
State net operating loss	2,446	2,552
Operating lease right-of-use assets	(321,646)	(285,764)
Property and equipment	(65,039)	(76,643)
Deferred lease incentives	(22,400)	(28,808)
Other	(4,756)	57
Valuation allowance	(2,635)	(2,760)
Total deferred tax assets, net	$ 78,988	$ 55,266

We had net state operating loss carry-forwards as of January 29, 2023. A valuation allowance has been provided against certain state net operating loss carry-forwards, as we do not expect to fully utilize the losses in future years.

The following table summarizes the activity related to our gross unrecognized tax benefits:

(In thousands)	For the Fiscal Year Ended		
	January 29, 2023	January 30, 2022	January 31, 2021
Beginning Balance	$33,612	$ 38,696	$36,638
Increases related to current year tax positions	8,169	8,573	4,593
Increases for tax positions for prior years	807	1,738	848
Decrease for tax positions for prior years	(2,237)	(82)	(437)
Lapse in statute of limitations	(3,283)	(15,313)	(2,946)
Ending Balance	$37,068	$ 33,612	$38,696

As of January 29, 2023, we had $37.1 million of gross unrecognized tax benefits, of which $31.0 million would, if recognized, affect the effective tax rate.

We accrue interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of January 29, 2023 and January 30, 2022, our accruals for the payment of interest and penalties totaled $6.1 million and $5.7 million, respectively.

Due to the potential resolution of tax issues, it is reasonably possible that the balance of our gross unrecognized tax benefits could decrease within the next twelve months by a range of $0 to $6.2 million.

We file income tax returns in the U.S. and foreign jurisdictions. We are subject to examination by the tax authorities in these jurisdictions. Our U.S. federal taxable years for which the statute of limitations has not

expired are fiscal years 2018 to 2022. Substantially all material states, local and foreign jurisdictions' statutes of limitations are closed for taxable years prior to 2019.

Note E: Leases

The components of our lease costs are as follows:

	For the Fiscal Year Ended	
(In thousands)	January 29, 2023	January 30, 2022
Operating lease costs	$275,086	$256,924
Variable lease costs	138,155	127,784
Total lease costs	$413,241	$384,708

Sublease income and short-term lease costs were not material to us for fiscal 2022 or fiscal 2021.

Supplemental cash flow information related to our leases are as follows:

	For the Fiscal Year Ended	
(In thousands)	January 29, 2023	January 30, 2022
Cash paid for amounts included in the measurement of operating lease liabilities	$296,053	$279,005
Net additions to right-of-use assets	$389,494	$268,143

Additional information related to our leases is as follows:

	For the Fiscal Year Ended	
	January 29, 2023	January 30, 2022
Weighted average remaining lease term (years)	6.9	7.0
Weighted average incremental borrowing rate	3.4%	3.2%

As of January 29, 2023, the future minimum lease payments under our operating lease liabilities are as follows:

(In thousands)	
Fiscal 2023	$ 308,272
Fiscal 2024	275,043
Fiscal 2025	244,068
Fiscal 2026	209,178
Fiscal 2027	173,054
Fiscal 2028 and thereafter	457,271
Total lease payments	1,666,886
Less: interest	(223,228)
Total operating lease liabilities	1,443,658
Less: current operating lease liabilities	(231,965)
Total non-current operating lease liabilities	$1,211,693

We have also entered into agreements to lease additional distribution facilities and retail spaces, which will commence in fiscal 2023. Accordingly, future minimum lease payments under these agreements are not included in the table above.

Memphis-Based Distribution Facility

We have entered into an agreement with a partnership comprised of the estate of W. Howard Lester, our former Chairman of the Board and Chief Executive Officer, and the estate of James A. McMahan, a former Director Emeritus and significant stockholder and two unrelated parties to lease a distribution facility in Memphis, Tennessee through January 31, 2024. We made annual rental payments of approximately $2.3 million, $2.1 million, and $1.5 million plus applicable taxes, insurance and maintenance expenses in fiscal 2022, fiscal 2021 and fiscal 2020, respectively.

Note F: Earnings Per Share

Basic earnings per share is computed as net earnings divided by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed as net earnings divided by the weighted average number of common shares outstanding and common stock equivalents outstanding for the period. Common stock equivalents consist of shares subject to stock-based awards to the extent their inclusion would be dilutive.

The following is a reconciliation of net earnings and the number of shares used in the basic and diluted earnings per share computations:

(In thousands, except per share amounts)	Net Earnings	Weighted Average Shares	Earnings Per Share
Fiscal 2022			
Basic	$1,127,904	68,021	$16.58
Effect of dilutive stock-based awards		1,079	
Diluted	$1,127,904	69,100	$16.32
Fiscal 2021			
Basic	$1,126,337	74,272	$15.17
Effect of dilutive stock-based awards		2,082	
Diluted	$1,126,337	76,354	$14.75
Fiscal 2020			
Basic	$ 680,714	77,260	$ 8.81
Effect of dilutive stock-based awards		1,795	
Diluted	$ 680,714	79,055	$ 8.61

The effect of anti-dilutive stock-based awards was not material for fiscal 2022, fiscal 2021 and fiscal 2020, respectively.

Note G: Stock-Based Compensation

Equity Award Programs

Our Amended and Restated 2001 Long-Term Incentive Plan (the "Plan") provides for grants of incentive stock options, nonqualified stock options, stock-settled stock appreciation rights (collectively, "option awards"), restricted stock awards, restricted stock units (including those that are performance-based), deferred stock awards (collectively, "stock awards") and dividend equivalents up to an aggregate of approximately 42.7 million shares. As of January 29, 2023, there were approximately 6.7 million shares available for future grant. Awards may be granted under the Plan to officers, employees and non-employee members of the Board of Directors of the Company (the "Board") or any parent or subsidiary. Shares issued as a result of award exercises or releases are primarily funded with the issuance of new shares.

Stock Awards

Annual grants of stock awards are limited to 1.0 million shares on a per person basis. Stock awards granted to employees generally vest evenly over a period of four years for service-based awards. Certain performance-based awards, which have variable payout conditions based on predetermined financial targets, generally vest three years from the date of grant. Certain stock awards and other agreements contain vesting acceleration clauses resulting from events including, but not limited to, retirement, disability, death, merger or a similar corporate event. Stock awards granted to non-employee Board members generally vest in one year. Non-employee Board members automatically receive stock awards on the date of their initial election to the Board and annually thereafter on the date of the annual meeting of stockholders (so long as they continue to serve as a non-employee Board member).

Stock-Based Compensation Expense

During fiscal 2022, fiscal 2021 and fiscal 2020, we recognized total stock-based compensation expense, as a component of SG&A expenses, of $90.3 million, $95.2 million, and $73.2 million, respectively. As of January 29, 2023, there was $121.6 million of unrecognized stock-based compensation expense (net of estimated forfeitures), which we expect to recognize on a straight-line basis over a weighted average remaining service period of approximately two years. At each reporting period, all compensation expense attributable to vested awards has been fully recognized.

Restricted Stock Units

The following table summarizes our restricted stock unit activity during fiscal 2022:

	Shares	Weighted Average Grant Date Fair Value	Weighted Average Contractual Term Remaining (Years)	Intrinsic Value[1]
Balance at January 30, 2022	2,384,032	$ 83.49		
Granted	538,214	156.64		
Granted, with vesting subject to performance conditions	131,774	162.28		
Released[2]	(995,544)	66.61		
Cancelled	(376,789)	107.79		
Balance at January 29, 2023	1,681,687	$117.62	2.74	$213,019,000
Vested plus expected to vest at January 29, 2023	1,547,297	$121.24	3.19	$195,996,000

1   Intrinsic value for outstanding and unvested restricted stock units is based on the market value of our common stock on the last business day of the fiscal year (or $126.67).

2   Excludes 224,028 incremental shares released due to achievement of performance conditions above target.

The following table summarizes additional information about restricted stock units:

	For the Fiscal Year Ended		
	January 29, 2023	January 30, 2022	January 31, 2021
Weighted average grant date fair value per share of awards granted	$ 157.75	$ 172.46	$ 59.51
Intrinsic value of awards released[1][2]	$180,450,000	$234,293,000	$74,853,000

1   Intrinsic value for releases is based on the market value on the date of release.

2   Includes 224,028 incremental shares released due to achievement of performance conditions above target.

Tax Benefit

We record excess tax benefits and deficiencies resulting from the settlement of stock-based awards as a benefit or expense within income taxes in the period in which they occur. During fiscal 2022, fiscal 2021, and fiscal 2020, the current tax benefit related to stock-based awards totaled $24.8 million, $36.4 million, and $15.7 million, respectively.

Note H: Williams-Sonoma, Inc. 401(k) Plan and Other Employee Benefits

We have a defined contribution retirement plan, the Williams-Sonoma, Inc. 401(k) Plan (the "401(k) Plan"), which is intended to be qualified under Internal Revenue Code sections 401(a), 401(k), 401(m) and 4975(e)(7). The 401(k) Plan permits eligible employees to make salary deferral contributions up to 75% of their eligible compensation each pay period. Employees designate the funds in which their contributions are invested. Each participant may choose to have their salary deferral contributions and earnings thereon invested in one or more investment funds, including our company stock fund.

Our matching contribution is equal to 50% of each participant's salary deferral contribution, taking into account only those contributions that do not exceed 6% of the participant's eligible pay for the pay period. Each participant's matching contribution is earned on a semi-annual basis with respect to eligible salary deferrals for those participants that are employed with us on June 30th or December 31st of the year in which the deferrals are made. Each participant starts earning matching contributions beginning the first calendar quarter following one year of service. Prior to fiscal 2022, for the first five years of the participant's employment, all matching contributions vested at the rate of 20% per year of service, measuring service from the participant's hire date. Thereafter, all matching contributions were vested immediately. Effective July 2022, all matching contributions become vested 100% after one year of service. Our contributions to the plan were $11.4 million, $11.3 million, and $10.0 million in fiscal 2022, fiscal 2021 and fiscal 2020, respectively.

The 401(k) Plan consists of two parts: a profit sharing plan portion and a stock bonus plan/employee stock ownership plan (the "ESOP"). The ESOP portion is the portion that is invested in the Williams-Sonoma, Inc. Stock Fund. The profit sharing and ESOP components of the 401(k) Plan are considered a single plan under Internal Revenue Code section 414(l).

We also have a nonqualified executive deferred compensation plan that provides supplemental retirement income benefits for a select group of management. This plan permits eligible employees to make salary and bonus deferrals that are 100% vested. We have an unsecured obligation to pay in the future the value of the deferred compensation adjusted to reflect the performance, whether positive or negative, of selected investment measurement options chosen by each participant during the deferral period. As of January 29, 2023 and January 30, 2022, $38.8 million and $42.3 million, respectively, is included in other long-term liabilities related to these deferred compensation obligations. Additionally, we have purchased life insurance policies on certain participants to potentially offset these unsecured obligations. The cash surrender value of these policies was $38.4 million and $46.3 million as of January 29, 2023 and January 30, 2022, respectively, and is included in other long-term assets, net.

Note I: Commitments and Contingencies

We are involved in lawsuits, claims and proceedings incident to the ordinary course of our business. These disputes, which are not currently material, are increasing in number as our business expands and our company grows. We review the need for any loss contingency reserves and establish reserves when, in the opinion of management, it is probable that a matter would result in liability, and the amount of loss, if any, can be reasonably estimated. In view of the inherent difficulty of predicting the outcome of these matters, it may not be possible to determine whether any loss is probable or to reasonably estimate the amount of the loss until the case is close to resolution, in which case no reserve is established until that time. Any claims against us, whether meritorious or not, could result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources. The results of these lawsuits, claims and proceedings cannot be predicted with certainty. However, we believe that the ultimate resolution of these current matters will not have a material adverse effect on our Consolidated Financial Statements taken as a whole.

Note J: Stock Repurchase Program and Dividends

Stock Repurchase Program

During fiscal 2022, we repurchased 6,423,643 shares of our common stock at an average cost of $137.00 per share and a total cost of $880.0 million under our $1.5 billion stock repurchase program approved in

March 2022. As of January 29, 2023, there was $690.0 million remaining under our current stock repurchase program. In March 2023, our Board of Directors authorized a new stock repurchase program for $1 billion, which replaced our existing program. As of January 29, 2023, we held treasury stock of $0.7 million that represents the cost of shares available for issuance intended to satisfy future stock-based award settlements in certain foreign jurisdictions.

During fiscal 2021, we repurchased 5,102,624 shares of our common stock at an average cost of $176.27 per share and a total cost of $899.4 million. During fiscal 2020, we repurchased 1,496,100 shares of our common stock at an average cost of $100.26 per share and a total cost of $150.0 million.

Stock repurchases under our program may be made through open market and privately negotiated transactions at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements, capital availability and other market conditions.

Dividends

Total cash dividends declared in fiscal 2022, fiscal 2021 and fiscal 2020, were approximately $216.3 million, or $3.12 per common share, $199.4 million, or $2.60 per common share and $163.3 million, or $2.02 per common share, respectively. In March 2023, our Board of Directors authorized a 15% increase in our quarterly cash dividend, from $0.78 to $0.90 per common share, subject to capital availability. Our quarterly cash dividend may be limited or terminated at any time.

Note K: Segment Reporting

We identify our operating segments according to how our business activities are managed and evaluated. Each of our brands are operating segments. Because they share similar economic and other qualitative characteristics, we have aggregated our operating segments into a single reportable segment.

The following table summarizes our net revenues by brand for fiscal 2022, fiscal 2021 and fiscal 2020.

	For the Fiscal Year Ended[1]		
(In thousands)	January 29, 2023	January 30, 2022	January 31, 2021
Pottery Barn	$3,555,521	$3,120,687	$2,526,241
West Elm	2,278,131	2,234,548	1,682,254
Williams Sonoma	1,286,651	1,345,851	1,242,271
Pottery Barn Kids and Teen	1,132,937	1,139,893	1,042,531
Other[2]	421,177	404,957	289,892
Total[3]	$8,674,417	$8,245,936	$6,783,189

1   Includes business-to-business net revenues within each brand.

2   Primarily consists of net revenues from Rejuvenation, our international franchise operations and Mark and Graham.

3   Includes net revenues related to our international operations (including our operations in Canada, Australia, the United Kingdom and our franchise businesses) of approximately $407.9 million, $426.7 million and $345.7 million for fiscal 2022, fiscal 2021 and fiscal 2020, respectively.

Long-lived assets by geographic location, which excludes deferred income taxes, goodwill and intangible assets, are as follows:

(In thousands)	January 29, 2023	January 30, 2022
U.S.	$2,361,279	$2,020,438
International	96,038	129,444
Total	$2,457,317	$2,149,882

Note L: Derivative Financial Instruments

We have retail and e-commerce businesses in Canada, Australia and the United Kingdom, and operations throughout Asia and Europe, which expose us to market risk associated with foreign currency exchange rate fluctuations. Substantially all of our purchases and sales are denominated in U.S. dollars, which limits our exposure to this risk. However, some of our foreign operations have a functional currency other than the U.S. dollar. To mitigate this risk, we hedge a portion of our foreign currency exposure with foreign currency forward contracts in accordance with our risk management policies. We do not enter into such contracts for speculative purposes. The assets or liabilities associated with the derivative financial instruments are measured at fair value and recorded in either other current assets or other current liabilities. As discussed below, the accounting for gains and losses resulting from changes in fair value depends on whether the derivative financial instrument is designated as a hedge and qualifies for hedge accounting in accordance with ASC 815, *Derivatives and Hedging*.

Cash Flow Hedges

We enter into foreign currency forward contracts designated as cash flow hedges (to sell Canadian dollars and purchase U.S. dollars) for forecasted inventory purchases in U.S. dollars by our Canadian subsidiary. These hedges have terms of up to 12 months. All hedging relationships are formally documented, and the forward contracts are designed to mitigate foreign currency exchange risk on hedged transactions. We record the effective portion of changes in the fair value of our cash flow hedges in other comprehensive income ("OCI") until the earlier of when the hedged forecasted inventory purchase occurs or the respective contract reaches maturity. Subsequently, as the inventory is sold to the customer, we reclassify amounts previously recorded in OCI to cost of goods sold.

Changes in the fair value of the forward contract related to interest charges (or forward points) are excluded from the assessment and measurement of hedge effectiveness and are recorded in cost of goods sold. Based on the rates in effect as of January 29, 2023, we expect to reclassify a net pre-tax gain of approximately $0.9 million from OCI to cost of goods sold over the next 12 months.

We had foreign currency forward contracts outstanding (in U.S. dollars) with notional amounts of $18.5 million and $15.5 million as of January 29, 2023 and January 30, 2022, respectively.

Hedge effectiveness is evaluated prospectively at inception, on an ongoing basis, as well as retrospectively, using regression analysis. Any measurable ineffectiveness of the hedge is recorded in SG&A expenses. No gain or loss was recognized for cash flow hedges due to hedge ineffectiveness and all hedges were deemed effective for assessment purposes for fiscal 2022, fiscal 2021 and fiscal 2020.

The effect of derivative instruments in our Consolidated Financial Statements from gains or losses recognized in income was not material for fiscal 2022, fiscal 2021 and fiscal 2020.

The fair values of our derivative financial instruments are presented in other current assets and/or other current liabilities in our Consolidated Balance Sheets. All fair values were measured using Level 2 inputs as defined by the fair value hierarchy described in Note M.

We record all derivative assets and liabilities on a gross basis. They do not meet the balance sheet netting criteria as discussed in ASC 210, *Balance Sheet*, because we do not have master netting agreements established with our derivative counterparties that would allow for net settlement.

Note M: Fair Value Measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

We determine the fair value of financial and non-financial assets and liabilities using the fair value hierarchy established by ASC 820, *Fair Value Measurement*, which defines three levels of inputs that may be used to measure fair value, as follows:

- Level 1: inputs which include quoted prices in active markets for identical assets or liabilities;

- Level 2: inputs which include observable inputs other than Level 1 inputs, such as quoted prices in active markets for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability; and
- Level 3: inputs which include unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the underlying asset or liability.

The fair values of our cash and cash equivalents are based on Level 1 inputs, which include quoted prices in active markets for identical assets.

Foreign Currency Derivatives and Hedging Instruments

We use the income approach to value our derivatives using observable Level 2 market data at the measurement date and standard valuation techniques to convert future amounts to a single present value amount, assuming that participants are motivated but not compelled to transact. Level 2 inputs are limited to quoted prices that are observable for the assets and liabilities, which include interest rates and credit risk ratings. We use mid-market pricing as a practical expedient for fair value measurements. Key inputs for foreign currency derivatives are the spot rates, forward rates, interest rates and credit derivative market rates.

The counterparties associated with our foreign currency forward contracts are large credit-worthy financial institutions, and the derivatives transacted with these entities are relatively short in duration, therefore, we do not consider counterparty concentration and non-performance to be material risks at this time. Both we and our counterparties are expected to perform under the contractual terms of the instruments. None of the derivative contracts entered into are subject to credit risk-related contingent features or collateral requirements.

Long-lived Assets

We review the carrying value of all long-lived assets for impairment, primarily at an individual store level, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We measure property and equipment at fair value on a nonrecurring basis using Level 3 inputs as defined in the fair value hierarchy. We measure right-of-use assets on a nonrecurring basis using Level 2 inputs that are corroborated by market data. Where Level 2 inputs are not readily available, we use Level 3 inputs. Fair value of these long-lived assets is based on the present value of estimated future cash flows using a discount rate commensurate with the risk.

The significant unobservable inputs used in the fair value measurement of our property and equipment and right-of-use assets are sales growth/decline, gross margin, employment costs, lease escalations, market rental rates, changes in local real estate markets in which we operate, inflation and the overall economics of the retail industry. Significant fluctuations in any of these inputs individually could significantly impact our measurement of fair value.

Goodwill

We review each reporting unit's carrying value of goodwill for impairment annually, or between annual tests whenever events or changes in circumstances indicate that the fair value of a reporting unit may be below its carrying amount. We use the income approach, whereby we calculate the fair value based on the present value of estimated future cash flows using Level 3 inputs as defined in the fair value hierarchy. The process of evaluating the potential impairment of goodwill is subjective and requires significant unobservable estimates and assumptions about the future such as sales growth, gross margin, employment costs, capital expenditures, inflation and future economic and market conditions. Additionally, our quantitative impairment test uses a discount rate that approximates the reporting unit's weighted average cost of capital. Significant fluctuations in any of these inputs individually could significantly impact our measurement of fair value.

There were no transfers between Level 1, 2 or 3 categories during fiscal 2022 or fiscal 2021.

Note N: Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) by component, net of tax, are as follows:

(In thousands)	Foreign Currency Translation	Cash Flow Hedges	Accumulated Other Comprehensive Income (Loss)
Balance at February 2, 2020	$(14,593)	$ 6	$(14,587)
Foreign currency translation adjustments	8,195	—	8,195
Change in fair value of derivative financial instruments	—	(315)	(315)
Reclassification adjustment for realized (gain) loss on derivative financial instruments[1]	—	(410)	(410)
Other comprehensive income (loss)	8,195	(725)	7,470
Balance at January 31, 2021	(6,398)	(719)	(7,117)
Foreign currency translation adjustments	(4,488)	—	(4,488)
Change in fair value of derivative financial instruments	—	(247)	(247)
Reclassification adjustment for realized (gain) loss on derivative financial instruments[1]	—	1,024	1,024
Other comprehensive income (loss)	(4,488)	777	(3,711)
Balance at January 30, 2022	(10,886)	58	(10,828)
Foreign currency translation adjustments	(3,572)	—	(3,572)
Change in fair value of derivative financial instruments	—	932	932
Reclassification adjustment for realized (gain) loss on derivative financial instruments[1]	—	(341)	(341)
Other comprehensive income (loss)	(3,572)	591	(2,981)
Balance at January 29, 2023	$(14,458)	$ 649	$(13,809)

1   Refer to Note L for additional disclosures about reclassifications out of accumulated other comprehensive income and their corresponding effects on the respective line items in the Consolidated Statements of Earnings.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Williams-Sonoma, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Williams-Sonoma, Inc. and subsidiaries (the "Company") as of January 29, 2023 and January 30, 2022, the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended January 29, 2023, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of January 29, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 29, 2023 and January 30, 2022, and the results of its operations and its cash flows for each of the three years in the period ended January 29, 2023, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 29, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Property and Equipment — Refer to Note A and M to the financial statements.

Critical Audit Matter Description

The Company performs an analysis of the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the long-lived assets may not be recoverable. Events that result in an impairment review may include a significant decrease in the operating performance of the long-lived asset, or the decision to close a store, corporate facility, or distribution center. The Company's evaluation of long-lived assets is primarily at the individual store level and involves the comparison of a store's estimated future undiscounted cash flows over its remaining lease term to its carrying value. As of January 29, 2023, the Company had property and equipment, net of accumulated depreciation, of $1.1 billion, and operating lease right-of-use assets of $1.3 billion, certain of which relate to the Company's stores. Impairment may result when the carrying value of a store's assets exceeds the store's estimated undiscounted future cash flows.

We identified property and equipment as a critical audit matter because the Company's estimate of future store cash flows involves significant estimates and assumptions related to revenue growth rates and gross margin. Additionally, the measurement of any impairment loss also includes estimation of the fair value of the Company's lease right-of-use asset included within the asset group, which includes estimates of market rental rates. Changes in these assumptions could have a significant impact on management's conclusion on whether a store could be impaired and the impairment loss that is recorded.

Performing audit procedures to evaluate the appropriateness of the Company's judgments used in these significant assumptions therefore involved a high degree of auditor judgment and an increased extent of effort, including the need to use more experienced audit professionals.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's judgments regarding the forecasts of revenue growth and gross margin, as well as the fair value of the right-of-use asset, included the following, among others:

- We tested the effectiveness of controls over property and equipment, including those over management's forecasts of future revenue growth, gross margin, and market rental rates.
- We evaluated management's ability to accurately forecast revenue growth rates and gross margin by comparing actual results to management's historical forecasts to perform retrospective lookback of recent growth assumptions.
- We evaluated the reasonableness of management's revenue and gross margin by comparing the forecasts to (1) historical revenues and gross margins, (2) internal communications to management and the Board of Directors, (3) external communications made by management to analysts and investors, and (4) trends in the industry and geographical region.

- We evaluated the methods and inputs used by management to determine the fair value of the lease right-of-use asset, including assessing comparable market rents, survey data, and broker quotes, as well as evaluating management's sensitivity analysis regarding the change in market rents.

/s/ *Deloitte & Touche LLP*

San Francisco, California
March 24, 2023

We have served as the Company's auditor since 1980.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of January 29, 2023, an evaluation was performed by management, with the participation of our Chief Executive Officer ("CEO") and our Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for timely discussions regarding required disclosures, and that such information is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over the Company's financial reporting. These internal controls are designed to provide reasonable assurance that the reported information is fairly presented, that disclosures are adequate and that the judgments inherent in the preparation of financial statements are reasonable. There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Further, because of changes in conditions, the effectiveness of any internal control may vary over time.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of January 29, 2023. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework (2013)*. Based on our assessment using those criteria, our management concluded that, as of January 29, 2023, our internal control over financial reporting is effective.

Our independent registered public accounting firm audited the Consolidated Financial Statements included in this Annual Report on Form 10-K and the Company's internal control over financial reporting. Their audit report appears on pages 66 through 68 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no significant changes in our internal control over financial reporting that occurred during the fourth quarter of fiscal 2022, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item is incorporated by reference herein to information under the headings "Election of Directors," "Information Concerning Executive Officers," "Audit and Finance Committee Report," "Corporate Governance — Corporate Governance Guidelines and Code of Business Conduct and Ethics," and "Corporate Governance — Audit and Finance Committee" in our Proxy Statement for the 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 29, 2023 (the "Proxy Statement"). With regard to the information required by this item regarding compliance with Section 16(a) of the Exchange Act, we will provide disclosure of delinquent Section 16(a) reports, if any, in our Proxy Statement, and such disclosure, if any, is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item is incorporated by reference herein to information under the headings "Corporate Governance — Compensation Committee," "Corporate Governance — Director Compensation," and "Executive Compensation" (excluding the information under the subheading "Pay Versus Performance") in our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item is incorporated by reference herein to information under the heading "Security Ownership of Principal Stockholders and Management" in our Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item is incorporated by reference herein to information under the heading "Certain Relationships and Related Transactions" in our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information about aggregate fees billed to us by our principal accountant, Deloitte & Touche LLP (PCAOB ID #34), is incorporated by reference herein to information under the headings "Audit and Finance Committee Report" and "Proposal 3 — Ratification of Selection of Independent Registered Public Accounting Firm — Deloitte Fees and Services" in our Proxy Statement.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements:

The following Consolidated Financial Statements of Williams-Sonoma, Inc. and subsidiaries and the related notes are filed as part of this Annual Report on Form 10-K pursuant to Item 8:

	PAGE
Consolidated Statements of Earnings	43
Consolidated Statements of Comprehensive Income	44
Consolidated Balance Sheets	45
Consolidated Statements of Stockholders' Equity	46
Consolidated Statements of Cash Flows	47
Notes to Consolidated Financial Statements	48
Report of Independent Registered Public Accounting Firm	66

(a)(2) Financial Statement Schedules: Schedules have been omitted because they are not required, are not applicable, or because the required information, where material, is included in the financial statements, notes, or supplementary financial information.

(a)(3) Exhibits: The exhibits listed in the below Exhibit Index are filed or incorporated by reference as part of this Annual Report on Form 10-K

(b) Exhibits: The exhibits listed in the below Exhibit Index are filed or incorporated by reference as part of this Annual Report on Form 10-K

(c) Financial Statement Schedules: Schedules have been omitted because they are not required or are not applicable.

**Exhibit Index**

CERTIFICATE OF INCORPORATION AND BYLAWS

3.1   Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K as filed with the Commission on May 25, 2011, File No. 001-14077)

3.2   Amended and Restated Bylaws of Williams-Sonoma, Inc., effective June 3, 2020 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K as filed with the Commission on June 9, 2020, File No. 001-14077)

INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES

4.1   Description of Registrant's Securities (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2020 as filed with the Commission on March 27, 2020, File No. 001-14077)

FINANCING AGREEMENTS

10.1   Eighth Amended and Restated Credit Agreement, dated September 30, 2021, between the Company and Bank of America, N.A., as administrative agent, letter of credit issuer and swingline lender, Wells Fargo Bank, National Association, as syndication agent and the lenders party thereto (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended October 31, 2021 as filed with the Commission on December 6, 2021, File No. 001-14077

STOCK PLANS

10.2+   Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit A to the Company's definitive proxy statement as filed on April 16, 2021, File No. 001-14077)

10.3+   Form of Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Restricted Stock Unit Award Agreement for Grants to Non-Employee Directors (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended May 5, 2019 as filed with the Commission on June 14, 2019, File No. 001-14077)

10.4+   Form of Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Restricted Stock Unit Award Agreement for Grants to Employees (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended August 4, 2019 as filed with the Commission on September 12, 2019, File No. 001-14077)

10.5+   Form of Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Performance Stock Unit Award Agreement for Grants to Employees (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2014 as filed with the Commission on April 3, 2014, File No. 001-14077)

OTHER INCENTIVE PLANS

10.6+   Williams-Sonoma, Inc. 2021 Incentive Bonus Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended May 2, 2021 as filed with the Commission on June 9, 2021, File No. 001-14077)

10.7+   Williams-Sonoma, Inc. Pre-2005 Executive Deferral Plan (incorporated by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2009 as filed with the Commission on April 2, 2009, File No. 001-14077)

10.8+   Williams-Sonoma, Inc. Amended and Restated Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended April 29, 2018 as filed with the Commission on June 8, 2018, File No. 001-14077)

10.9+   Williams-Sonoma, Inc. Director Compensation Policy (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 2021 as filed with the Commission on September 9, 2021, File No. 001-14077)

| 10.10+ | Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Non-Employee Director Deferred Stock Unit Award Agreement (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 2021 as filed with the Commission on September 9, 2021, File No. 001-14077) |

PROPERTIES

10.11	Memorandum of Understanding between the Company and the State of Mississippi, Mississippi Business Finance Corporation, Desoto County, Mississippi, the City of Olive Branch, Mississippi and Hewson Properties, Inc., dated August 24, 1998 (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the period ended August 2, 1998 as filed with the Commission on September 14, 1998, File No. 001-14077)
10.12	Olive Branch Distribution Facility Lease, dated December 1, 1998, between the Company as lessee and WSDC, LLC (the successor-in-interest to Hewson/Desoto Phase I, L.L.C.) as lessor (incorporated by reference to Exhibit 10.3D to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1999 as filed with the Commission on April 30, 1999, File No. 001-14077)
10.13	First Amendment, dated September 1, 1999, to the Olive Branch Distribution Facility Lease between the Company as lessee and WSDC, LLC (the successor-in-interest to Hewson/Desoto Phase I, L.L.C.) as lessor, dated December 1, 1998 (incorporated by reference to Exhibit 10.3B to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2000 as filed with the Commission on May 1, 2000, File No. 001-14077)
10.14	Second Amendment, dated March 1, 2018, to the Olive Branch Distribution Facility Lease between the Company as lessee and WSDC, LLC (the successor-in-interest to Hewson/Desoto Phase I, L.L.C.) as lessor, dated December 1, 1998 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended April 29, 2018 as filed with the Commission on June 8, 2018, File No. 001-14077)
10.15	Lease for an additional Company distribution facility located in Olive Branch, Mississippi between Williams-Sonoma Retail Services, Inc. as lessee and SPI WS II, LLC (the successor-in-interest to Hewson/Desoto Partners, L.L.C.) as lessor, dated November 15, 1999 (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2000 as filed with the Commission on May 1, 2000, File No. 001-14077)

EMPLOYMENT AGREEMENTS

10.16+	Amended and Restated Employment Agreement with Laura Alber, dated September 6, 2012 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2012 as filed with the Commission December 7, 2012, File No. 001-14077)
10.17+	Amended and Restated Management Retention Agreement with Laura Alber, dated September 6, 2012 (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2012 as filed with the Commission December 7, 2012, File No. 001-14077)
10.18+	Amended and Restated 2012 EVP Level Management Retention Plan

OTHER AGREEMENTS

| 10.19+ | Form of Williams-Sonoma, Inc. Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 2011 as filed with the Commission on September 9, 2011, File No. 001-14077) |

OTHER EXHIBITS

| 21.1* | Subsidiaries |
| 23.1* | Consent of Independent Registered Public Accounting Firm |

CERTIFICATIONS

| 31.1* | Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended |

31.2*	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
32.1*	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101*	The following financial statements from the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2023, formatted in Inline XBRL: (i) Consolidated Statements of Earnings, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Stockholders' Equity, (v) Consolidated Statements of Cash Flows and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in the Interactive Data Files submitted under Exhibit 101).

*   Filed herewith.

\+   Indicates a management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILLIAMS-SONOMA, INC.

Date: March 24, 2023	By	/s/ LAURA ALBER
		Laura Alber
		Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 24, 2023	/s/ SCOTT DAHNKE
	Scott Dahnke
	Chairman of the Board of Directors

Date: March 24, 2023	/s/ LAURA ALBER
	Laura Alber
	Chief Executive Officer and Director
	(principal executive officer)

Date: March 24, 2023	/s/ JEFFREY E. HOWIE
	Jeffrey E. Howie
	Chief Financial Officer
	(principal financial officer)

Date: March 24, 2023	/s/ JEREMY BROOKS
	Jeremy Brooks
	Chief Accounting Officer
	(principal accounting officer)

Date: March 24, 2023	/s/ ANNE FINUCANE
	Anne Finucane
	Director

Date: March 24, 2023	/s/ ESI EGGLESTON BRACEY
	Esi Eggleston Bracey
	Director

Date: March 24, 2023	/s/ FRITS VAN PAASSCHEN
	Frits van Paasschen
	Director

Date: March 24, 2023	/s/ PAULA PRETLOW
	Paula Pretlow
	Director

Date: March 24, 2023	/s/ WILLIAM READY
	William Ready
	Director

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NOTICE OF 2023 ANNUAL MEETING OF STOCKHOLDERS

—

PROXY STATEMENT

2022 ANNUAL REPORT

WILLIAMS-SONOMA, INC.

POTTERY BARN   POTTERY BARN KIDS   POTTERY BARN TEEN   WEST ELM   WILLIAMS SONOMA   WILLIAMS SONOMA HOME   MARK AND GRAHAM   REJUVENATION   OUTWARD

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WILLIAMS-SONOMA, INC.

3250 Van Ness Avenue
San Francisco, California 94109
www.williams-sonomainc.com

NOTICE OF 2023 ANNUAL MEETING OF STOCKHOLDERS

MEETING DATE:	May 31, 2023
TIME:	9:00 a.m. Pacific Time
PLACE:	Virtual meeting via live webcast. Registration is required online at register.proxypush.com/wsm.
ITEMS OF BUSINESS:	1) The election of our Board of Directors;
	2) An advisory vote on executive compensation;
	3) An advisory vote on the frequency of an advisory vote to approve executive compensation;
	4) The ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 28, 2024; and
	5) Such other business as may properly come before the meeting or any adjournment or postponement of the meeting.
RECORD DATE:	You may vote if you were a stockholder of record as of the close of business on April 5, 2023.

Williams-Sonoma, Inc.'s 2023 Annual Meeting of Stockholders (the "Annual Meeting") will be held as a virtual-only meeting on May 31, 2023 at 9:00 a.m. Pacific Time.

The platform for the virtual Annual Meeting includes functionality that affords validated stockholders the same meeting participation rights and opportunities they would have at an in-person meeting. Stockholders who attend the Annual Meeting by following the instructions below will have the opportunity to vote and submit questions or comments electronically during the Annual Meeting.

Access and Log-in Instructions for Virtual Annual Meeting

Only stockholders of record and beneficial owners of shares of our common stock as of the close of business on April 5, 2023, the record date, may attend and participate in the Annual Meeting, including voting and asking questions during the Annual Meeting. You will not be able to attend the Annual Meeting in person.

To virtually attend the Annual Meeting, you must register at register.proxypush.com/wsm. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the Annual Meeting and to vote and submit questions during the Annual Meeting.

As part of the registration process, you must enter the control number located on your proxy card, voting instruction form, or Notice of Internet Availability. If you are a beneficial owner of shares registered in the name of a broker, bank or other nominee, you will also need to provide the registered name on your account and the name of your broker, bank or other nominee as part of the registration process.

On the day of the Annual Meeting, May 31, 2023, stockholders may begin to log in to the virtual-only Annual Meeting 15 minutes prior to the start of the Annual Meeting. The Annual Meeting will begin promptly at 9:00 a.m. Pacific Time.

How Beneficial Owners May Participate in the Virtual Annual Meeting

If you hold your shares in street name through an intermediary, such as a bank, broker or other nominee, to attend and submit questions at the virtual Annual Meeting, you must obtain a control number in advance.

This is a different number than what is on your voting instruction form. To obtain a control number, follow the instructions provided by your bank, broker or other nominee. Once you have your new control number, please follow the steps set forth above to access the virtual Annual Meeting.

If you hold your shares in street name, in order to vote during the virtual Annual Meeting, you also must obtain in advance a "legal proxy" from your bank, broker or other nominee. To cast your vote during the meeting, follow the instructions on the virtual Annual Meeting website for completing an online ballot and submit the completed ballot along with a copy of your legal proxy via email.

List of Stockholders

During the virtual Annual Meeting, a list of our stockholders of record will be available for viewing by stockholders who signed into the virtual Annual Meeting website with a valid control number by following the instructions on the virtual Annual Meeting website. The names of stockholders of record entitled to vote will also be available for inspection by stockholders of record for 10 days prior to the Annual Meeting. If you are a stockholder of record and want to inspect the stockholder list, please send a written request by writing to: Williams-Sonoma, Inc., Attention: Corporate Secretary, 3250 Van Ness Avenue, San Francisco, California 94109 to arrange for electronic access to the stockholder list.

By Order of the Board of Directors

David King
Secretary
April 14, 2023

YOUR VOTE IS IMPORTANT

Instructions for submitting your proxy are provided in the Notice of Internet Availability of Proxy Materials, the Proxy Statement and your proxy card. It is important that your shares be represented and voted at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting by one of the methods described in the proxy materials. Please submit your proxy through the Internet, by telephone, or by completing the enclosed proxy card and returning it in the enclosed envelope. You may revoke your proxy at any time prior to its exercise at the virtual Annual Meeting.

TABLE OF CONTENTS

Proxy

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WILLIAMS-SONOMA, INC.

3250 Van Ness Avenue
San Francisco, California 94109
www.williams-sonomainc.com

PROXY STATEMENT FOR THE 2023 ANNUAL MEETING OF STOCKHOLDERS

_____

GENERAL INFORMATION

Our Board of Directors is soliciting your proxy to vote your shares at our 2023 Annual Meeting of Stockholders, or the Annual Meeting, to be held on Wednesday, May 31, 2023 at 9:00 a.m. Pacific Time, and for any adjournment or postponement of the meeting. Our Annual Meeting will be held virtually via live webcast. Registration is required online at register.proxypush.com/wsm. Details on how to participate are provided below.

Our Annual Report to Stockholders for the fiscal year ended January 29, 2023, or fiscal 2022, including our financial statements for fiscal 2022, is also included with this Proxy Statement and posted on our website at ir.williams-sonomainc.com/financial-reports-page. The Annual Report, Notice of Internet Availability of Proxy Materials, or the Notice, and the Proxy Statement were first made available to stockholders and posted on our website on or about April 14, 2023.

Why are you holding a virtual Annual Meeting?

We will be hosting the Annual Meeting virtually to allow stockholders to attend our Annual meeting without the need to travel. The platform for the virtual Annual Meeting includes functionality that affords validated stockholders the same meeting participation rights and opportunities they would have at an in-person meeting. Stockholders who attend the virtual Annual Meeting by following the instructions below will have the opportunity to vote and submit questions or comments electronically during the Annual Meeting.

How can stockholders attend the virtual Annual Meeting?

If you are a stockholder of record, to attend, vote, and submit questions at the virtual Annual Meeting, you must register at register.proxypush.com/wsm. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the Annual Meeting and to vote and submit questions during the Annual Meeting.

As part of the registration process, you must enter the control number located on your proxy card, voting instruction form, or Notice of Internet Availability. If you are a beneficial owner of shares registered in the name of a broker, bank or other nominee, you will also need to provide the registered name on your account and the name of your broker, bank or other nominee as part of the registration process.

On the day of the Annual Meeting, May 31, 2023, stockholders may begin to log in to the virtual-only Annual Meeting 15 minutes prior to the start of the Annual Meeting. The Annual Meeting will begin promptly at 9:00 a.m. Pacific Time.

If you hold your shares in street name through an intermediary, such as a bank, broker or other nominee, to attend and submit questions at the virtual Annual Meeting, you must obtain a control number in advance. This is a different number than what is on your voting instruction form. To obtain a control number, follow the instructions provided by your bank, broker or other nominee. Once you have your new control number, please follow the steps set forth above to access the virtual Annual Meeting website.

If you hold your shares in street name, in order to vote during the virtual Annual Meeting, you also must obtain in advance a "legal proxy" from your bank, broker or other nominee. To cast your vote during the meeting, follow the instructions on the virtual Annual Meeting website for completing an online ballot and submit the completed ballot along with a copy of your legal proxy via email.

Will you make a list of the stockholders of record entitled to vote at the 2023 Annual Meeting available?

During the virtual Annual Meeting, a list of our stockholders will be available for viewing by stockholders who signed into the virtual Annual Meeting website with a valid control number by following the instructions on the virtual Annual Meeting website. The names of stockholders of record entitled to vote will also be available for inspection by stockholders of record for 10 days prior to the Annual Meeting. If you are a stockholder of record and want to inspect the stockholder list, please send a written request to: Williams-Sonoma, Inc., Attention: Corporate Secretary, 3250 Van Ness Avenue, San Francisco, California 94109 to arrange for electronic access to the stockholder list.

What is the purpose of the Annual Meeting?

Stockholders will be asked to vote on the following matters:

1) The election of our Board of Directors;

2) An advisory vote to approve executive compensation;

3) An advisory vote on the frequency of an advisory vote to approve executive compensation;

4) The ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 28, 2024; and

5) Such other business as may properly come before the meeting or any adjournment or postponement of the meeting, including stockholder proposals. At this time, we do not know of any other matters to be brought before the Annual Meeting.

What is the Notice of Internet Availability of Proxy Materials?

In accordance with rules and regulations adopted by the SEC, instead of mailing a printed copy of our proxy materials to all stockholders entitled to vote at the Annual Meeting, we are furnishing the proxy materials to certain of our stockholders over the Internet. If you received the Notice, by mail, you will not receive a printed copy of the proxy materials. Instead, the Notice will instruct you as to how you may access and review the proxy materials and submit your vote on the Internet or by telephone. If you received a Notice by mail and would like to receive a printed copy of the proxy materials, please follow the instructions for requesting such materials included in the Notice.

On the date of mailing of the Notice, all stockholders will have the ability to access all of our proxy materials on a website referred to in the Notice. These proxy materials will be available free of charge.

Can I receive future proxy materials by e-mail?

Yes. You may choose to receive future proxy materials by e-mail by following the instructions provided on the website referred to in the Notice. Choosing to receive your future proxy materials by e-mail will save us the cost of printing and mailing documents to you and will reduce the impact of our Annual Meeting on the environment.

If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

Who may vote?

Only stockholders of record as of the close of business on April 5, 2023, the record date, or those with a valid proxy from a bank, broker or other nominee that held our shares on the record date, are entitled to receive notice of and vote on the matters to be considered at the Annual Meeting. Each holder of our common stock will be entitled to one vote for each share of our common stock owned as of the record date. As of the record date, there were 65,662,563 shares of our common stock outstanding and entitled to vote, and there were 285 stockholders of record, which number does not include beneficial owners of shares held in the name of a bank or brokerage firm. We do not have any outstanding shares of preferred stock.

How do I vote?

You may vote at the virtual Annual Meeting held via live webcast, electronically by submitting your proxy through the Internet, by telephone or by returning a hard copy of the proxy card before the Annual Meeting. Proxies properly executed, returned to us on a timely basis and not revoked will be voted in accordance with the instructions contained in the proxy. If any matter not described in this Proxy Statement is properly presented for action at the meeting, the persons named in the enclosed proxy will have discretionary authority to vote according to their best judgment.

How do I vote electronically or by telephone?

You may vote by submitting your proxy through the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate your identity as a Williams-Sonoma, Inc. stockholder, to allow you to vote your shares and to confirm that your instructions have been properly recorded. Specific instructions to be followed for voting on the Internet or by telephone are provided below in this Proxy Statement, in the Notice and on the proxy card.

Shares Registered Directly in the Name of the Stockholder

If your shares are registered directly in your name in our stock records maintained by our transfer agent, EQ Shareowner Services, then you may vote your shares:

- on the Internet at www.proxypush.com/wsm; or
- by calling EQ Shareowner Services from within the United States at 866-883-3382.

Proxies for shares registered directly in your name that are submitted on the Internet or by telephone must be received before noon Pacific Time on May 30, 2023.

Shares Registered in the Name of a Brokerage Firm or Bank

If your shares are held in an account at a brokerage firm or bank, you should follow the voting instructions on the Notice or the voting instruction card provided by your brokerage firm or bank.

Can I vote my shares by filling out and returning the Notice?

No. The Notice identifies the items to be voted on at the Annual Meeting, but you cannot vote by marking the Notice and returning it. The Notice provides instructions on how to vote on the Internet or by telephone and how to request paper copies of the proxy materials.

What if I return my proxy card directly to the company, but do not provide voting instructions?

If a signed proxy card is returned to us without any indication of how your shares should be voted, votes will be cast "FOR" the election of the directors named in this Proxy Statement, "FOR" the approval, on an advisory basis, of the compensation of our Named Executive Officers, "FOR" "1 Year" as the frequency with which stockholders are provided an advisory vote to approve executive compensation, and "FOR" the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 28, 2024.

Who may attend the Annual Meeting?

Only stockholders of record as of the close of business on April 5, 2023, the record date, or those with a valid proxy from a bank, broker or other nominee that held our shares on the record date, are entitled to vote on the matters to be considered at the Annual Meeting.

How many shares must be present to transact business at the Annual Meeting?

Stockholders holding a majority of our outstanding shares as of the record date must be present virtually or by proxy at the Annual Meeting so that we may transact business. This is known as a quorum. Shares that are voted at the Annual Meeting, on the Internet, by telephone or by signed proxy card, and abstentions and broker non-votes, will be included in the calculation of the number of shares considered to be present for purposes of determining whether there is a quorum at the Annual Meeting.

What is a broker non-vote?

The term broker non-vote refers to shares that are held of record by a broker for the benefit of the broker's clients but that are not voted at the Annual Meeting by the broker on certain "non-routine" matters set forth in New York Stock Exchange, or NYSE, Rule 402.08(B) because the broker did not receive instructions from the broker's clients on how to vote the shares and, therefore, was prohibited from voting the shares. Brokers and other nominees may vote without instruction only on "routine" proposals. The proposal to ratify Deloitte & Touche LLP as the company's independent registered public accounting firm is the only routine proposal on the agenda for our Annual Meeting. The other three proposals on the agenda are non-routine. If you hold your shares with a broker or other nominee, they will not be voted on non-routine proposals unless you give voting instructions.

How many votes are needed to elect directors?

Pursuant to a majority voting bylaw adopted by our Board of Directors and further described in our Amended and Restated Bylaws, the election of each of the seven director nominees requires the affirmative vote of a majority of the votes cast at the Annual Meeting with respect to each nominee. The number of shares voted "for" a director nominee must exceed the number of votes cast "against" that nominee for the nominee to be elected as a director to serve until the next annual meeting or until a successor has been duly elected and qualified. Your proxy will be voted in accordance with your instructions. If no instructions are given, the proxy holders will vote "FOR" each of the director nominees. If you hold your shares through a brokerage, bank or other nominee, or in "street name," it is important to cast your vote if you want it to count in the election of directors. If you hold your shares in street name and you do not instruct your bank or broker how to vote your shares in the election of directors, no votes will be cast on your behalf. Broker non-votes and abstentions will have no effect on the outcome of the election.

Pursuant to the resignation policy adopted by our Board of Directors and further described in our Corporate Governance Guidelines, any nominee for director who is not elected shall promptly tender his or her conditional resignation to our Board of Directors following certification of the stockholder vote. The Nominations, Corporate Governance and Social Responsibility Committee will consider the resignation offer and recommend to our Board of Directors the action to be taken with respect to the offered resignation. In determining its recommendation, the Nominations, Corporate Governance and Social Responsibility Committee shall consider all factors it deems relevant. Our Board of Directors will act on the Nominations, Corporate Governance and Social Responsibility Committee's recommendation within 90 days following certification of the stockholder vote and will publicly disclose its decision with respect to the director's resignation offer (and the reasons for rejecting the resignation offer, if applicable).

Any director who tenders his or her resignation pursuant to the resignation policy shall not participate in the Nominations, Corporate Governance and Social Responsibility Committee's recommendation or Board of Directors action regarding whether to accept the resignation offer. If each member of the Nominations, Corporate Governance and Social Responsibility Committee is required to tender his or her resignation pursuant to the resignation policy in the same election, then the independent directors of our Board of Directors who are not required to tender a resignation pursuant to the resignation policy shall consider the resignation offers and make a recommendation to our Board of Directors.

To the extent that one or more directors' resignations are accepted by our Board of Directors, our Board of Directors in its discretion may determine either to fill such vacancy or vacancies or to reduce the size of the Board within the authorized range.

How many votes are needed to approve Proposals 2, 3 and 4?

Proposals 2 and 4 require the affirmative vote of holders of a majority of voting power entitled to vote thereon, present virtually or represented by proxy, at the Annual Meeting. Proxy cards marked "abstain" will have the effect of a "NO" vote and broker non-votes will have no effect on the outcome of these proposals.

The outcome of Proposal 2, the advisory vote on the approval of the compensation of our Named Executive Officers, will not be binding on us or the Board. However, the Board and the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding executive compensation.

For Proposal 3, the frequency of the advisory vote to approve compensation of our named executive officers—every year, every two years, or every three years—receiving the highest number of votes at the Annual Meeting will be the frequency recommended by the stockholders. Proxy cards marked "abstain" and broker non-votes will have no effect on the outcome of the vote. Because your vote is advisory, it will not be binding on us or the Board. However, the Board will review the voting results and take them into consideration when making future decisions regarding the frequency of the advisory vote on executive compensation.

Are there any stockholder proposals this year?

No stockholder proposals are included in this Proxy Statement, and we have not received notice of any stockholder proposals to be raised at this year's Annual Meeting.

What if I want to change my vote(s)?

You may revoke your proxy prior to the close of voting at the Annual Meeting by any of the following methods:

- sending written notice of revocation to our Secretary;
- sending a signed proxy card bearing a later date;
- voting by telephone or on the Internet at a later date; or
- attending the virtual Annual Meeting, revoking your proxy and voting virtually.

What is householding?

Householding is a cost-cutting procedure used by us and approved by the SEC to limit duplicate copies of our proxy materials being printed and delivered to stockholders sharing a household. Under the householding procedure, we send only one Notice or Annual Report and Proxy Statement to stockholders of record who share the same address and last name, unless one of those stockholders notifies us that the stockholder would like a separate Notice or Annual Report and Proxy Statement. A separate proxy card is included in the materials for each stockholder of record. A stockholder may notify us that the stockholder would like a separate Notice or Annual Report and Proxy Statement by phone at 415-421-7900 or by mail at the following mailing address: Williams-Sonoma, Inc., Attention: Secretary, 3250 Van Ness Avenue, San Francisco, California 94109. If we receive such notification that the stockholder wishes to receive a separate Notice or Annual Report and Proxy Statement, we will promptly deliver such Notice or Annual Report and Proxy Statement. If you wish to update your participation in householding, you may contact your broker or our mailing agent, Broadridge Investor Communications Solutions, at 800-542-1061.

What if I received more than one proxy card?

If you received more than one proxy card, it means that you have multiple accounts with brokers and/or our transfer agent. You must complete each proxy card in order to ensure that all shares beneficially held by you are represented at the meeting. If you are interested in consolidating your accounts, you may contact your broker or our transfer agent, EQ Shareowner Services, at 800-468-9716.

Who pays the expenses incurred in connection with the solicitation of proxies?

We will pay all of the expenses incurred in preparing, assembling and mailing the Notice or this Proxy Statement and the materials enclosed. We have retained MacKenzie Partners, Inc. to assist in the solicitation of proxies at an estimated cost to us of approximately $10,000. Some of our officers or employees may solicit proxies personally or by telephone or other means. None of those officers or employees will receive special compensation for such services.

CORPORATE GOVERNANCE

Corporate Governance Highlights

- ✓ Active and ongoing stockholder engagement

- ✓ Independent Board Chair

- ✓ Regular Board and committee refreshments with a range of tenures

- ✓ Diverse Board that provides a range of viewpoints

- ✓ Annual election of all directors

- ✓ All directors are independent except the CEO

- ✓ Majority voting for directors (in uncontested elections)

- ✓ 10-year director term limit

- ✓ Proxy access rights

- ✓ Significant share ownership requirements for senior executives and directors

- ✓ Robust Business Code of Conduct and Ethics

- ✓ Annual board and committee performance evaluations

- ✓ No multi-class voting stock or non-voting stock

- ✓ Director access to experts and advisors, both internal and external

Director Independence and Renomination Considerations

Our Board of Directors has determined that the following former, current, or prospective members of the Board satisfied the independence requirements of our "Policy Regarding Director Independence Determinations," which is part of our Corporate Governance Guidelines: Esi Eggleston Bracey, Scott Dahnke, Anne Finucane, Anne Mulcahy, Paula Pretlow, William Ready, Sabrina Simmons, and Frits van Paasschen.

In making this determination in the case of Ms. Finucane, the Board considered her role with Bank of America, N.A., which provides banking services to the company, and determined that Ms. Finucane did not have any direct involvement in our business relationship with Bank of America and that the amounts paid to Bank of America were immaterial.

In making an independence determination in the case of Mr. Ready, the Board considered his roles with Google LLC and Pinterest, Inc., each of which provides certain advertising, marketing and related services to the company, and determined that Mr. Ready did not have any direct involvement in our business relationship with either Google or Pinterest and that the amounts paid to Google and Pinterest were immaterial. Additionally, in making its determination to renominate Mr. Ready to the Board, the Board considered Mr. Ready's June 2022 appointment as chief executive officer and a member of the board of directors of Pinterest, Inc. In addition to Williams-Sonoma and Pinterest, Mr. Ready also serves on the board of Automatic Data Processing, Inc. Our board evaluated Mr. Ready's many contributions, including his consistent attendance and participation in Board and committee meetings. Specifically, the Board considered his deep and distinctive operational experience and knowledge of the technology industry's consumer, payments and money movement spaces, experience in founding, leading, and scaling innovative startups, and cybersecurity expertise. The Board further considered the number of Board objectives for which Mr. Ready provides great insight and value in all of the foregoing respects and the benefit to the Board of his continued service. The Board also believes that Mr. Ready's new chief executive officer role, which possesses the highest degree of responsibility and leadership in a company, will contribute to and inform his work and service on the Williams-Sonoma Board. Mr. Ready also indicated to us that he will be able to balance his time commitments and devote sufficient time to our Board. Therefore, our Board concluded that Mr. Ready is an invaluable member of our Board who will be able to effectively balance his time commitments and has recommended that Mr. Ready continue to serve our Board.

Accordingly, the Board has determined that none of these individuals has a material relationship with us and that each of these individuals is independent within the meaning of the NYSE and SEC director independence standards, as currently in effect. Further, the Board has determined that each member of our Board committees satisfied the independence requirements of the NYSE, and any heightened independence standards applicable to each committee on which they serve. The Board's independence determination was based on information provided by our directors and discussions among our officers and directors.

Board Leadership Structure

We currently separate the positions of Chief Executive Officer and Board Chair. Mr. Dahnke, an independent director, has served as our Board Chair since June 2020. Our Corporate Governance Guidelines provide that in the event that the Board Chair is not an independent director, the Board shall elect a Lead Independent Director. As Mr. Dahnke is an independent director, we have not appointed a separate Lead Independent Director.

Separating the positions of Chief Executive Officer and Board Chair maximizes the Board's independence and aligns our leadership structure with current trends in corporate governance best practices. Our Chief Executive Officer is responsible for day-to-day leadership and for setting the strategic direction of the company, while the Board Chair provides independent oversight and advice to our management team, and presides over Board meetings.

Board Meetings and Executive Sessions

During fiscal 2022, our Board held a total of four meetings. Each incumbent director attended at least 75% of the aggregate of (i) the total number of meetings of the Board held during the period of fiscal 2022 for which such director served as a director and (ii) the total number of meetings held by all committees of the Board on which such director served during the period of fiscal 2022 that such director served. It is the Board's policy to have a separate meeting time for independent directors, typically during the regularly scheduled Board meetings. During fiscal 2022, executive sessions were led by our Board Chair, Mr. Dahnke.

Attendance of Directors at Annual Meeting of Stockholders

It is our policy that directors who are nominated for election at our Annual Meeting should attend the Annual Meeting. All seven directors who were nominated for election at our 2022 Annual Meeting attended the meeting.

Board Committees

Our Board has three standing committees: the Audit and Finance Committee, the Compensation Committee and the Nominations, Corporate Governance and Social Responsibility Committee. Each committee operates under a written charter adopted by the Board. The committee charters are each available on the company's website at ir.williams-sonomainc.com/governance and are also available in print to any stockholder upon request.

The following table sets forth the members of each committee as of April 5, 2023, the functions of each committee, and the number of meetings held during fiscal 2022.

Committee and Members	Functions of Committee	Number of Meetings in Fiscal 2022
Audit and Finance: Paula Pretlow, Chair Esi Eggleston Bracey William Ready	• Assists our Board in its oversight of the integrity of our financial statements; the qualifications, independence, retention and compensation of our independent registered public accounting firm; the performance of our internal audit function; and our compliance with legal and regulatory requirements; • Prepares the report that the SEC rules require to be included in our annual proxy statement; • Reviews and recommends policies related to dividend, stock repurchase and foreign currency programs; and • Assists the Board with its oversight of our major financial risk exposures, and reviews with management such exposures and the steps management has taken to monitor and control such exposures.	11

Committee and Members	Functions of Committee	Number of Meetings in Fiscal 2022
Compensation: Scott Dahnke, Chair William Ready Frits van Paasschen	• Reviews and determines our executive officers' compensation; • Reviews and determines our general compensation goals and guidelines for our employees; • Administers certain of our compensation plans and provides assistance and recommendations with respect to other compensation plans; • Reviews the compensation discussion and analysis report that the SEC rules require to be included in our annual proxy statement; • Assists the Board with its oversight of risk arising from our compensation policies and programs, and assesses on an annual basis potential material risk from our compensation policies and programs; and • Appoints, sets the compensation of, and determines independence of any compensation consultant or other advisor retained.	3
Nominations, Corporate Governance and Social Responsibility: Frits van Paasschen, Chair Scott Dahnke Anne Finucane	• Reviews and recommends corporate governance policies; • Identifies and makes recommendations for nominees for director and considers criteria for selecting director candidates; • Considers stockholders' director nominations and proposals; • Reviews and determines our compensation policy for our non-employee directors; • Considers resignation offers of director nominees and recommends to the Board the action to be taken with respect to each such offered resignation; • Oversees the evaluation of our Board and our senior management team; and • Oversees environmental, social, and governance ("ESG") matters, corporate social responsibility, stockholder engagement and disclosure regarding such matters.	4

Audit and Finance Committee

The Board has determined that each member of the Audit and Finance Committee is independent under the NYSE rules, as currently in effect, and Rule 10A-3 of the Securities Exchange Act of 1934, as amended. The Board has determined that Ms. Pretlow is an "audit committee financial expert" under the SEC rules. The Board has also determined that each Audit and Finance Committee member is "financially literate," as described in the NYSE rules.

No member of the Audit and Finance Committee may serve on the audit committees of more than three public companies, including the company, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on our Audit and Finance Committee and discloses such determination in accordance with NYSE requirements. Currently, all members of the Audit and Finance Committee are in compliance with this requirement.

Compensation Committee

The Board has determined that each member of the Compensation Committee is independent under the NYSE rules, as currently in effect and is a "non-employee director" under Section 16(b) of the Securities Exchange Act of 1934, as amended.

Compensation Committee Interlocks and Insider Participation

Mr. Dahnke, Mr. Ready, and Mr. van Paasschen served as members of the Compensation Committee during fiscal 2022. No member of this committee was at any time during fiscal 2022 or at any other time an officer or employee of the company, or had any relationship with the company requiring disclosure under Item 404 of Regulation S-K. In addition, none of our executive officers served as a member of the board of directors or compensation committee of any entity that has or had one or more executive officers serving as a member of our Board or Compensation Committee.

Nominations, Corporate Governance and Social Responsibility Committee

The Board has determined that each member of the Nominations, Corporate Governance and Social Responsibility Committee is independent under the NYSE rules currently in effect. Each member of the Nominations, Corporate Governance and Social Responsibility Committee is a non-employee director.

During fiscal 2022, in furtherance of the Nominations, Corporate Governance and Social Responsibility Committee's functions, the Committee took the following actions, among other things:

- Evaluated the composition of the Board, and considered desired skill sets, qualities and experience for potential future Board members, as well as potential candidates;

- Evaluated the composition of the committees of the Board;

- Oversaw key initiatives related to ESG, corporate social responsibility, and stockholder engagement;

- Considered and recommended to the Board the submission to stockholders of the director nominees described in the company's 2023 Proxy Statement; and

- Managed the annual Board self-assessment process.

Director Nominations

The Nominations, Corporate Governance and Social Responsibility Committee's criteria and process for evaluating and identifying the candidates that it selects, or recommends to the Board for selection, as director nominees are as follows:

- The Nominations, Corporate Governance and Social Responsibility Committee periodically reviews the current composition and size of the Board;

- The Nominations, Corporate Governance and Social Responsibility Committee manages the annual self-assessment of the Board as a whole and considers the performance and qualifications of individual members of the Board when recommending individuals for election or re-election to the Board;

- The Nominations, Corporate Governance and Social Responsibility Committee reviews the qualifications of any candidates who have been properly recommended by stockholders, as well as those candidates who have been identified by management, individual members of the Board or, if it deems appropriate, a search firm. Such review may, in the Nominations, Corporate Governance and Social Responsibility Committee's discretion, include a review solely of information provided to it or also may include discussions with persons familiar with the candidate, an interview with the candidate or other actions that the Nominations, Corporate Governance and Social Responsibility Committee deems appropriate;

- In evaluating the qualifications of candidates for the Board, the Nominations, Corporate Governance and Social Responsibility Committee considers many factors, including issues of character, judgment, independence, financial expertise, industry experience, range of experience, and other commitments. The Nominations, Corporate Governance and Social Responsibility Committee values diversity, but does not assign any particular weight or priority to any particular factor. The Nominations, Corporate Governance and Social Responsibility Committee considers each individual candidate in the context of the current perceived needs of the Board as a whole. While the Nominations, Corporate Governance and Social Responsibility Committee has not established specific minimum qualifications for director candidates, it believes that candidates and nominees

9

must be suitable for a Board that is composed of directors (i) a majority of whom are independent; (ii) who are of high integrity; (iii) who have qualifications that will increase the overall effectiveness of the Board; and (iv) who meet the requirements of all applicable rules, such as financial literacy or financial expertise with respect to Audit and Finance Committee members;

- In evaluating and identifying candidates, the Nominations, Corporate Governance and Social Responsibility Committee has the sole authority to retain and terminate any third-party search firm that is used to identify director candidates and the sole authority to approve the fees and retention terms of any search firm;

- After such review and consideration, the Nominations, Corporate Governance and Social Responsibility Committee recommends to the Board the slate of director nominees; and

- The Nominations, Corporate Governance and Social Responsibility Committee endeavors to notify, or cause to be notified, all director candidates of the decision as to whether to nominate individuals for election to the Board.

There are no differences in the manner in which the Nominations, Corporate Governance and Social Responsibility Committee evaluates nominees for director based on whether the nominee is recommended by a stockholder, management or a search firm.

Stockholder Recommendations

The Nominations, Corporate Governance and Social Responsibility Committee will consider recommendations from stockholders regarding possible director candidates for election at next year's Annual Meeting. Pursuant to our Stockholder Recommendations Policy, the Nominations, Corporate Governance and Social Responsibility Committee considers recommendations for candidates to the Board from stockholders holding no fewer than 500 shares of the company's common stock continuously for at least six months prior to the date of the submission of the recommendation.

A stockholder that desires to recommend a candidate for election to the Board shall direct the recommendation in writing to Williams-Sonoma, Inc., Attention: Corporate Secretary, 3250 Van Ness Avenue, San Francisco, California 94109. The recommendation must include: (i) the candidate's name, home and business contact information; (ii) detailed biographical data and qualifications of the candidate; (iii) information regarding any relationships between the candidate and the company within the last three years; (iv) evidence of the recommending person's ownership of company common stock; (v) a statement from the recommending stockholder in support of the candidate; and (vi) a written indication by the candidate of his or her willingness to serve if elected. A stockholder that desires to recommend a person directly for election to the Board at the company's Annual Meeting must also meet the deadlines and other requirements set forth in Rule 14a-8 of the Securities Exchange Act of 1934, as amended, and the company's Restated Bylaws, each of which are described in the "Stockholder Proposals" section on page 87.

Each director nominated in this Proxy Statement was recommended for election to the Board by the Nominations, Corporate Governance and Social Responsibility Committee. The Board did not receive any director nominee recommendation from any stockholder in connection with this Proxy Statement.

Risk Oversight

Board Oversight of Risk

The Board actively manages the company's risk oversight process and receives regular reports from management on areas of material risk to the company, including operational, financial, legal and regulatory risks. Our Board committees assist the Board in fulfilling its oversight responsibilities in certain areas of risk. The Audit and Finance Committee assists the Board with its oversight of the company's major financial risk exposures. Additionally, in accordance with NYSE requirements, the Audit and Finance Committee reviews with management the company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the company's risk assessment and risk management policies. The Compensation Committee assists the Board with its oversight of risks arising from our compensation policies and programs and assesses on an annual basis potential material risk to the company from its compensation policies and programs, including incentive and commission plans at all levels. The Nominations, Corporate Governance and Social Responsibility Committee assists the Board with its oversight of risks associated with Board organization, Board independence, succession planning, corporate governance, and ESG. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is regularly informed through committee reports about such risks and participates in regularly-scheduled Board discussions covering such risks.

Cybersecurity Risk Oversight

The Board, which is comprised entirely of independent directors except for our CEO, takes an active role in oversight of the company's cybersecurity and data privacy policies. Among other things, at least annually, the Board receives an overview of the company's cybersecurity program from the company's management, covering topics such as information security, fraud, data security, and cybersecurity risk and developments, as well as the steps management has taken to monitor and control such exposures. Our Chief Technology Officer and Chief Information Security Officer also periodically update the Board regarding the company's cybersecurity and data privacy risk mitigation plan, and the status of the company's progress towards pre-determined risk-mitigation-related goals. Members of the Board are also encouraged to regularly engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to the company's cybersecurity programs.

The company maintains an information security risk insurance policy and also performs internal penetration testing and vulnerability assessments monthly and engages third-party penetration testers quarterly. An independent Qualified Security Assessor annually reviews security practices and compliance and we train employees on customer data handling and use requirements annually. The company closely monitors emerging data privacy laws and implements changes to our processes to comply with global data privacy regulations. We undertake an annual review of our consumer facing privacy policies and associate privacy policies to ensure compliance. We also proactively inform our customers of substantive changes related to customer data handling.

Evaluation of Risks Relating to Compensation Programs

Our Compensation Committee is responsible for monitoring our compensation policies and programs relative to all our employees, including non-executive officers, for potential risks that are reasonably likely to have a material adverse effect on our company. In performing its duties, the Compensation Committee regularly reviews and discusses potential risks that could arise from our employee compensation plans and programs with our management and the Compensation Committee's independent compensation consultant. The Compensation Committee is responsible for reporting to the Board any material risks associated with our compensation plans and programs, including recommended actions to mitigate such risks.

For fiscal 2022, the Compensation Committee retained an independent consultant, Pay Governance LLC, to identify and assess the risks inherent in the company's compensation programs and policies. Accordingly, Pay Governance LLC evaluated the company's executive and non-executive compensation programs for such risk and the mechanisms in our programs designed to mitigate these risks. Among other things, Pay Governance LLC reviewed our pay philosophy, forms of incentives, performance metrics, balance of cash and equity compensation, balance of long-term and short-term incentive periods, compensation governance practices, and equity grant administration practices. Based on the assessment, Pay Governance LLC concluded that our compensation programs and policies do not create risks that are reasonably likely to have a material adverse effect on our company.

Environmental, Social and Governance (ESG) Matters

For almost two decades, Williams-Sonoma, Inc. has prioritized sustainability and equity in our business to create a more resilient company. We carry on the legacy that began with the first Williams Sonoma store in 1956—to care for our customers and the communities where we work. Building on that solid foundation, we are positioning our company to mitigate future risks, capture opportunity, and drive impact.

Williams-Sonoma, Inc. is Good by Design—our pillars of Planet, People, and Purpose are the cornerstones of our work and represent a business-integrated ESG strategy. Within these pillars, we set ambitious goals that are woven into our business and that our family of brands plays an active role in achieving.

Our ESG strategy focuses on climate strategy; quality products; responsible materials and production; safe, healthy and inclusive work environments; equity and inclusion; and impactful corporate citizenship. We continue to evolve our ESG strategy in response to a changing environment and with products at the center of our strategy. Today, over 46% of our products are labeled with one or more environmental or social standards, and we strive to reach 75% by 2030.

We will continue to demonstrate that our strong sustainability agenda enables long-term value creation for all our stockholders and drives impact across our operations and supply chain.

We invite you to visit our website and read our annual Impact Report to learn more about our ESG initiatives and impact: www.sustainability.williams-sonomainc.com.

ESG Oversight

Given the alignment of our ESG work with our strategic direction, our Board is highly engaged on the topic of sustainability. Our Nominations, Corporate Governance and Social Responsibility Committee and our Board oversee ESG matters. The Committee oversees corporate policies and programs that speak to long-standing commitments to our associates, supply chain, environment, health and safety, human rights, cybersecurity, and ethics. These policies and programs are relevant to our business, critical to our associates, and important to our customers.

The Board of Directors oversees environmental and social matters by means of updates from our Executive Vice President of Sourcing, Quality Assurance, and Sustainable Development, and through annual updates from the company's dedicated sustainability team. The sustainability team presents to the full Board at least once a year for the Board to monitor and review existing and proposed strategy, goals, and targets. The Executive Vice President leads both the organization's dedicated global team of sustainability professionals as well as a working group of cross-functional leaders. An organizational chart summarizing our ESG team structure is below. Additional details about our governance structure can be found in our most recent Impact Report.


GOVERNANCE OF ESG:
OUR BOARD AND BEYOND
BOARD OF DIRECTORS
CEO
Nominations, Corporate Governance & Social Responsibility Committee
Brand Presidents
Chief Tech. Officer
General Counsel
Chief Talent Officer
Chief Financial Officer
Chief Operating Officer
EVP of Sourcing, Quality Assurance & Sustainable Development in partnership with Sustainability Team
Brand & Store Teams
Tech Teams
Legal Teams
Human Resources
Investor Relations
DCs & Procure-ment
ESG Leadership Working Group

Planet

As a multinational retailer with a global supply chain, we are committed to responsible practices across our business—from designing and sourcing responsible products, to reducing waste, to working with suppliers to lower emissions and adopt sustainable business practices. Our work has earned recognition across our industry. We've been recognized as a Sustainable Furnishings Council Top Scoring global company for sustainable wood furniture for the past five years, and one of Barron's 100 Most Sustainable Companies for six years running.

Climate & Energy

We amplified our climate work in the past year, making progress toward our Science-Based Target for emissions reduction across our value chain. We have reported our Scope 1 and 2 greenhouse gas emissions since 2011, and in 2021 set a goal to be carbon neutral in our operations by 2025 and set a Science-Based Target for emissions reduction across our value chain by 2030. Our goals are:

- By 2025, reach carbon neutrality in Williams-Sonoma Inc. operations (Scopes 1 and 2).

- By 2030, reduce absolute Scope 1 and 2 emissions 50% and Scope 3 emissions 14%.

To meet our climate goals, we are focusing on efficiency, renewable energy, lower impact materials, and production. Building on the progress of our cotton and wood goals, we are aligning our preferred materials work with our climate strategy, using materials as part of our efforts to reach our Science-Based Target.

We participate in CDP Climate Change and Forests disclosures annually and were recognized on CDP's 2022 Supplier Engagement Rating for our engagement with our suppliers on climate change. Our CDP responses and additional detail on our Science-Based Target are available on our website: www.sustainability.williams-sonomainc.com.

In March 2022, we announced a new goal to plant 6 million trees by 2023 in partnership with the Arbor Day Foundation, with participation across Pottery Barn, Pottery Barn Kids and Teen, West Elm, Rejuvenation, and Williams Sonoma Home. This goal doubles an original commitment made by the Pottery Barn Brand in 2021 to plant 3 million trees, one tree for every piece of select indoor wood furniture sold, within the same timeframe.

Responsible Materials

Some of our greatest environmental impacts come from the materials we use in our products. For that reason, responsibly sourced materials and practices are a key focus across all our brands. Building on the progress of our responsible materials goals, which we will continue to maintain, we are expanding our responsible materials work beyond wood and cotton and transitioning to lower-impact materials across our brands. We created a Preferred Materials Framework to evaluate individual materials and guide the transition to lower-impact materials. The framework supports our broader emissions reduction strategy.

We also continue to consider the chemicals and finishes used in our products. We use certifications including GREENGUARD and STANDARD 100 by OEKO-TEX to test that our company-produced products are free from harmful chemicals and volatile inorganic compounds.

Waste & Circularity

In 2022, we drove progress toward our landfill diversion goal with stores implementing waste reduction initiatives, such as backhauling of expanded polystyrene foam to distribution centers where it is recycled. We continued to divert products from landfill into donation streams and to identify opportunities to further waste reduction. We continue to repurpose our scrap waste through textile recycling and donation.

Reporting

We are committed to providing transparent sustainability-related information to our stockholders and other stakeholders. We responded to the Standard & Poor's Corporate Sustainability Assessment and were listed in the Dow Jones Sustainability Index North America for the first time. We align our annual Impact Report with recognized sustainability frameworks, including the Sustainability Accounting Standards Board (SASB), the Task Force on Climate-Related Financial Disclosures (TCFD), and the U.N. Sustainable Development Goals, and will continue to expand and enhance our sustainability disclosures in the future.

People

From the artisans and factory workers making our products to our associates, taking care of our people is a key priority. We strive to create a workplace where the quality of our engagement with fellow associates, business partners and customers matches the quality of the products and services we bring to the marketplace. These commitments have garnered external recognition including:

- Forbes' Best Employers for Women 2019-2022;

- Forbes' Best Employers for Diversity 2020-2022;

- Bloomberg Gender-Equality Index 2021-2023; and

- Great Place to Work Certified.

Ethical Production

We hold our suppliers to high ethical standards, and we are committed to integrity and honesty throughout all aspects of our business. We require our suppliers to adhere to the standards outlined in our Vendor Code of Conduct and accompanying implementation standards, which are informed by the conventions of the International Labour Organization (ILO) and the UN's Guiding Principles on Business and Human Rights. Hundreds of factories in our audit scope are audited annually by independent third-party audit firms to ensure compliance with our standards relating to labor practices, health and safety, environmental protection, ethical conduct, sub-contracting, management systems, and transparency. Using a continuous improvement model, we work alongside factories to improve working conditions.

Worker Well-being

We go beyond compliance to develop industry-leading initiatives that improve the lives of workers. We set the following goals to deepen our impact:

- By 2025, pay an additional $10 million in Fair Trade Premiums and purchase $50 million in Nest Certified Ethically Handcrafted products.

- By 2030, 75% of product purchases from suppliers who offer worker well-being programs.

Our goals reflect our commitment to increase the well-being and prosperity of the workers in our supply chain, and support craft traditions around the world. We were the first home retailer to bring Fair Trade USA's factory certification program into the home sector. We also were the founding partner with the non-profit Nest on The Nest Ethical Handcraft Program and the first retailer to feature the Nest Seal of Ethical Handcraft on products.

Through partnership with organizations such as Fair Trade, Nest, VisionSpring and HERproject, we support programs that contribute to a resilient, sustainable supply chain and deliver concrete business value. For every Fair Trade Certified product sold, we pay a premium that goes directly back to workers, who collectively decide how to spend the funds to improve their lives and communities. Nest assesses ethical production outside of traditional factories where production standards end, and lets shoppers know that the items they purchased were ethically made by hand, supporting artisans and home-based craft production.

Diversity, Equity & Inclusion

We firmly believe that working in a culture focused on diversity, equity, and inclusion (DEI) spurs innovation, creates healthy and high-performing teams, and delivers superior customer experiences. In June 2020, we established an Equity Action Plan and formed an Equity Action Committee, including a diverse group of executives and associates, to drive positive change in the fight for racial justice. We continue to honor our commitment to equity through our partnership and donation support with national non-profit leaders. We are focused on creating diverse teams and continue to partner with numerous organizations to diversify our talent pipeline. In addition to our talent initiatives, our brands worked to consciously increase Black representation among our vendors, partners, and collaborators.

As part of our commitment to DEI, we publish gender and ethnicity representation numbers. Some of our key representation statistics for our U.S. workforce as of the end of fiscal 2022 are as follows:



TOTAL WORKFORCE	VICE PRESIDENTS AND ABOVE	BOARD MEMBERS	TOTAL WORKFORCE	BOARD MEMBERS
67% FEMALE	55% FEMALE	57% FEMALE	44% MINORITIES	29% MINORITIES
33% MALE	45% MALE	43% MALE	56% NON-MINORITIES	71% NON-MINORITIES
0.1% NONBINARY				

We continue to ensure we bring forward a diverse slate of candidates for all of our corporate roles posted externally, and have seen improvement in both overall representation and hire rate since we launched our Equity Action Plan.

We are a member of CEO Action for Diversity & Inclusion, in which we pledge to "identify and establish associate networks for underrepresented communities to promote diversity and inclusion throughout the company." Aligned with this goal, we maintain associate equity networks including an LGBTQIA+ Network, Black Associate Network, Veterans Appreciation Network, Hispanic/LatinX Associate Network, Asian WSI Network, and a Disability, Education & Advocacy Network. Our networks are a core part of our Equity Action Plan and they strive to create a culture of connection, belonging, inclusivity, and equity. Ambassadors of these groups are instrumental in organizing celebrations for Diwali, Lunar New Year, Pride, Veteran's Day, and Black History Month.

Associate Engagement & Well-being

We conduct an annual Associate Opinion Survey to directly engage with and collect feedback from our associates, which we use to improve the experience of our teams. Our human resources department maintains an open-door policy for associates to report concerns, and we provide an anonymous reporting hotline, available in multiple languages and managed by an independent company not affiliated with us.

Purpose

As a values-based business, we rely on our associates to lead and make an impact every day. We cannot succeed without them—from the people working in our stores, to our corporate offices, to our factory floors.

Outside of our operations, our mission of enhancing the quality of people's lives at home guides our giving and volunteering strategy. We raise funds for and support a range of causes that reflect the passion and dedication of our associates and that resonate with our customers. Through online and in-store donations, special product collaborations, and national and local fundraising, we give back to the communities we serve. We remain committed to our partnerships with St. Jude Children's Research Hospital, No Kid Hungry, The Trevor Project, AIDS Walk, Canada Children's Hospitals, and the Arbor Day Foundation. We also support organizations and partners, like Good360 and Habitat for Humanity, that assist those with damaged or lost homes, or those seeking decent, affordable housing. Our Williams-Sonoma, Inc. Foundation also provides need-based grants to our associates directly impacted by federally-declared disasters.

Volunteering deepens our presence in the community, enhances our relationships with customers, and strengthens employee engagement. We support our communities through our associates' time and leadership, providing 8 hours of paid Community Involvement Time each year to each of our eligible associates, and encourage associates to volunteer for local causes. Associates log an average of over 4,000 volunteer hours annually, choosing where to devote their time, with efforts ranging from school renovations to habitat restoration.

Director Compensation

Fiscal 2022 Highlights

- Emphasis on equity in the overall compensation mix to support alignment with our stockholders.

- Full-value equity grants under a fixed-value annual grant policy with vesting for retention purposes.

- No performance-based equity awards.

- A robust stock ownership guideline to support stockholder alignment.

- A stockholder-approved annual limit on total director compensation.

- No retirement benefits and limited perquisites.

Director Compensation Program

Overview

Our non-employee directors receive cash compensation and equity grants for their service on our Board, with additional cash and equity compensation provided to the Board Chair, the Chair of each Board committee, and members of each Board committee. Decisions regarding our non-employee director compensation program are approved by the full Board based on recommendations by the Nominations, Corporate Governance and Social Responsibility Committee. In making such recommendations, the Nominations, Corporate Governance and Social Responsibility Committee takes into consideration the duties and responsibilities of our non-employee directors, the director compensation practices of peer companies, the recommendations of the independent compensation consultant and whether such recommendations align with the interests of our stockholders. The Nominations, Corporate Governance and Social Responsibility Committee periodically reviews the total compensation of our non-employee directors and each element of our director compensation program. At the direction of the Nominations, Corporate Governance and Social Responsibility Committee, the Compensation Committee's independent compensation consultant analyzes the competitive position of our director compensation program against the peer group used for executive compensation purposes.

Director Stock Ownership Policy

The Board has approved a stock ownership policy. Each non-employee director must hold at least $400,000 worth of shares of company stock by the fifth anniversary of such director's initial election to the Board. If a director holds at least $400,000 worth of shares of company stock during the required time period, but the value of such director's shares decreases below $400,000 due to a drop in the company's stock price, the director shall be deemed to have complied with this policy so long as the director does not sell shares of company stock. If a director has not complied with this policy during the required time period, then the director may not sell any shares until such director holds at least $400,000 worth of shares of company stock. A director's unvested restricted stock units will not count toward satisfying the ownership requirements. As of April 5, 2023, all of our directors have satisfied the ownership requirements or have been on the Board for less than five years.

Stockholder Approved Compensation Limit

Under our stockholder-approved maximum annual limit on non-employee director compensation, stock awards granted during a single fiscal year under the plan or otherwise, taken together with any cash fees paid during such fiscal year for services on the Board, will not exceed $750,000 in total value for any non-employee director.

Fiscal 2022 Non-Employee Director Compensation

The following table sets forth non-employee director compensation amounts for fiscal 2022.

	Fiscal 2022
Per-Committee Meeting Attendance Fee	—
Annual Cash Compensation for Board Service(1)(2)	$ 80,000
Annual Equity Grant for Board Service(2)(3)(4)	$165,000
Annual Cash Compensation to Board Chair(1)(2)	$100,000
Annual Equity Grant to Board Chair(2)(3)	$100,000
Annual Cash Compensation to Chair of the Audit and Finance Committee(1)	$ 22,500
Annual Equity Grant to Chair of the Audit and Finance Committee(3)	$ 22,500
Annual Cash Compensation to Chair of the Compensation Committee(1)(2)	$ 15,000
Annual Equity Grant to Chair of the Compensation Committee(2)(3)	$ 15,000
Annual Cash Compensation to Chair of the Nominations, Corporate Governance and Social Responsibility Committee(1)	$ 12,500
Annual Equity Grant to Chair of the Nominations, Corporate Governance and Social Responsibility Committee(3)	$ 12,500
Annual Compensation to Member of the Audit and Finance Committee(5)	$ 17,500
Annual Compensation to Member of the Compensation Committee(5)(2)	$ 15,000
Annual Compensation to Member of the Nominations, Corporate Governance and Social Responsibility Committee(5)(2)	$ 10,000

---

(1) The annual cash compensation is paid in quarterly installments so long as the non-employee director continues to serve on the Board at the time of such payments.

(2) Any cash compensation or equity grant otherwise payable to Scott Dahnke will be paid directly to or transferred from Mr. Dahnke to a non-investment fund affiliate of his employer, of which he does not have any voting or dispositive control.

(3) The annual equity grant is awarded on the date of the Annual Meeting. Equity grants are made in the form of restricted stock units. These restricted stock units vest on the earlier of one year from the date of grant or the day before the next regularly scheduled annual meeting, subject to continued service through the vesting date. The number of restricted stock units granted is determined by dividing the total monetary value of each award, as set forth in the table, by the closing price of our common stock on the trading day prior to the grant date, rounding down to the nearest whole share. Directors also receive dividend equivalent payments with respect to outstanding restricted stock unit awards, which are paid upon the vesting of the underlying restricted stock units.

(4) Directors who are appointed to the Board after the company's last Annual Meeting receive an equity grant on the appointment date on a prorated basis based on the number of days that the director is scheduled to serve between the appointment date to the Board and the date one year from the prior year's Annual Meeting.

(5) Compensation for membership on each Board committee is paid 50% in cash and 50% in equity.

In addition to the compensation described above, non-employee directors received reimbursement for travel expenses related to attending our Board, committee or business meetings. Non-employee directors and their spouses received discounts on our merchandise. Non-employee directors may also participate in a deferred stock unit program, pursuant to which non-employee directors may elect, on terms prescribed by the company, to receive 100% of their annual cash compensation to be earned in respect of the applicable fiscal year either in the form of (i) fully vested stock units or (ii) fully vested deferred stock units. Such changes were made to align our director compensation program with competitive market practices and/or to compensate directors fairly for their level of services.

Director Compensation Table

The following table shows the compensation provided to non-employee directors who served during all or a portion of fiscal 2022.

	Fees Earned or Paid in Cash($)(1)	Stock Awards($)(2)	All Other Compensation ($)(3)(4)	Total ($)
Esi Eggleston Bracey	$ 88,540	$ 173,715(5)	$ 56	$262,311
Scott Dahnke	$199,810	$ 284,878(6)	$ 2,181	$486,869
Anne Finucane	$ 83,338	$ 169,878(7)	$19,046	$272,262
Anne Mulcahy	$ 31,287	—	$12,399	$ 43,686
Paula Pretlow	$ 97,929	$ 187,403(8)	$ 6,350	$291,682
William Ready	$ 93,041	$ 181,135(9)	—	$274,176
Sabrina Simmons	$ 35,360	—	$ 139	$ 35,499
Frits van Paasschen	$100,000	$184,972(10)	$ 3,293	$288,265

---

(1) The following directors elected to receive 100% of his or her annual cash compensation for fiscal 2022 either in fully vested stock grants or fully vested deferred stock units: Esi Eggleston Bracey: $88,540; Scott Dahnke: $199,810; William Ready: $93,041; and Anne Mulcahy: $31,287.

(2) Represents the grant date fair value of the restricted stock unit awards granted in fiscal 2022 as calculated in accordance with FASB ASC Topic 718, by multiplying the closing price of our common stock on the trading day prior to the grant date by the number of restricted stock units granted. As of January 29, 2023, the persons who served as non-employee directors during all or a portion of fiscal 2022 held the following numbers of unvested restricted stock units: Esi Eggleston Bracey: 1,358; Scott Dahnke: 2,227; Anne Finucane: 1,328; Anne Mulcahy: 0; Paula Pretlow: 1,465; William Ready: 1,416; Sabrina Simmons: 0; and Frits van Paasschen: 1,446.

(3) Represents the taxable value of discount on merchandise.

(4) Excludes dividend equivalent payments, which were previously factored into the grant date fair value of disclosed equity awards.

(5) Represents the grant date fair value associated with a restricted stock unit award of 1,358 shares of common stock made on June 1, 2022, with a fair value as of the grant date of $127.92 per share for an aggregate grant date fair value of $173,715.

(6) Represents the grant date fair value associated with a restricted stock unit award of 2,227 shares of common stock made on June 1, 2022, with a fair value as of the grant date of $127.92 per share for an aggregate grant date fair value of $284,878. Any cash compensation or equity grant otherwise payable to Scott Dahnke will be paid directly to or transferred from Mr. Dahnke to a non-investment fund affiliate of his employer, of which he does not have any voting or dispositive control.

(7) Represents the grant date fair value associated with a restricted stock unit award of 1,328 shares of common stock made on June 1, 2022, with a fair value as of the grant date of $127.92 per share for an aggregate grant date fair value of $169,878.

(8) Represents the grant date fair value associated with a restricted stock unit award of 1,465 shares of common stock made on June 1, 2022, with a fair value as of the grant date of $127.92 per share for an aggregate grant date fair value of $187,403.

(9) Represents the grant date fair value associated with a restricted stock unit award of 1,416 shares of common stock made on June 1, 2022, with a fair value as of the grant date of $127.92 per share for an aggregate grant date fair value of $181,135.

(10) Represents the grant date fair value associated with a restricted stock unit award of 1,446 shares of common stock made on June 1, 2022, with a fair value as of the grant date of $127.92 per share for an aggregate grant date fair value of $184,972.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Our Corporate Governance Guidelines and our Code of Business Conduct and Ethics, both of which apply to all of our employees, including our Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer, are available on our website at ir.williams-sonomainc.com/governance. Copies of our Corporate Governance Guidelines and our Code of Business Conduct and Ethics are also available upon written request and without charge to any stockholder by writing to: Williams-Sonoma, Inc., Attention: Corporate Secretary, 3250 Van Ness Avenue, San Francisco, California 94109. To date, there have been no waivers that apply to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, or persons performing similar functions under our Code of Business Conduct and Ethics. We intend to disclose any amendment to, or waivers of, the provisions of our Code of Business Conduct and Ethics that affect our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, or persons performing similar functions by posting such information on our website at ir.williams-sonomainc.com/governance.

Communicating with Members of the Board

Stockholders and all other interested parties may send written communications to the Board or to any of our directors individually, including non-management directors and the of the Board, at the following address: Williams-Sonoma, Inc., Attention: Corporate Secretary, 3250 Van Ness Avenue, San Francisco, California 94109. All communications will be compiled by our Corporate Secretary and submitted to the Board or an individual director, as appropriate, on a periodic basis.

Proxy

PROPOSAL 1

ELECTION OF DIRECTORS

Profile of Director Nominees

Gender/Ethnic Diversity and Independence



GENDER	●●●●○○○	4 females
ETHNICITY	●●○○○○○	2 minorities
DIRECTOR INDEPENDENCE	●●●●●●○	6 of 7 independent

Diversity of Tenure*

YEARS

1-3	●●●●
4-6	●●
>7	●

AVERAGE TENURE
3.9 YEARS

AVERAGE AGE
57.9 YEARS

* Average tenure and age statistics based on the record date of this Annual Proxy Statement.

Director Nominees

- Laura Alber
- Esi Eggleston Bracey
- Scott Dahnke
- Anne Finucane
- Paula Pretlow
- William Ready
- Frits van Paasschen

Diversity of Viewpoints and Experience



- Public Company Executive
- ESG
- Financial
- Government Relations / Public Policy
- Growth & Corporate Strategy
- International
- Marketing & Brand Building
- Consumer Goods / Merchandising
- Retail
- Supply Chain
- Technology

Summary of Director Experience and Qualifications

The matrix below summarizes what our Board believes are desirable types of experience, qualifications, attributes and skills possessed by one or more of our directors because of their particular relevance to the company's business and strategy. While all of these skills were considered by the Board in connection with this year's director nomination process, the following matrix does not encompass all experience, qualifications, attributes or skills of our directors.

| | | | | | | Experience/Skills | | | | | |
Name	Public Company Executive	ESG	Financial	Government Relations/ Public Policy	Growth & Corporate Strategy	International	Marketing & Brand Building	Consumer Goods/ Merchandising	Retail	Supply Chain	Technology
Laura Alber (CEO)	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓
Esi Eggleston Bracey	✓	✓	✓		✓	✓	✓	✓			
Scott Dahnke			✓		✓	✓	✓	✓	✓	✓	
Anne Finucane	✓	✓	✓	✓	✓	✓	✓				
Paula Pretlow		✓	✓		✓	✓	✓				
Bill Ready	✓	✓	✓	✓	✓	✓	✓		✓		✓
Frits van Paasschen	✓		✓		✓	✓	✓	✓	✓	✓	

Upon the recommendation of our Nominations, Corporate Governance and Social Responsibility Committee, our Board has nominated the persons set forth in the tables below. Our Board has no reason to believe that any of the nominees will be unwilling or unable to serve as a director. However, should a nominee become unwilling or unable to serve prior to the Annual Meeting, our Nominations, Corporate Governance and Social Responsibility Committee would recommend another person or persons to be nominated by our Board to stand for election, and your proxies would be voted for the person or persons selected by the committee and nominated by our Board.

There are no family or special relationships between any director nominee or executive officer and any other director nominee or executive officer. There are no arrangements or understandings between any director nominee or executive officer and any other person pursuant to which he or she has been or will be selected as our director and/or executive officer.

Proxy

Information Regarding the Director Nominees

The following table sets forth information, as of April 5, 2023, with respect to each director nominee. We have also included information about each nominee's specific experience, qualifications, attributes and skills that led the Board to conclude that they should serve as a director of the company, in light of our business and structure, at the time we file this Proxy Statement. Each director nominee furnished the biographical information set forth in the table.

Nominee



Laura Alber

Chief Executive Officer, President, and Director, Williams-Sonoma, Inc.

Age 54

Director since 2010

Qualifications, Experience, and Expertise Contributed to the Board

- Extensive retail industry, merchandising, operational, ecommerce, and supply chain experience, including 27 years of experience with the company
- Implemented successful growth strategies, including Pottery Barn Kids, Pottery Barn Bed + Bath, PBteen, Business-to-Business, and Marketplace as well as the company's global expansion
- Leads the company's ESG initiatives, including the company's equity action plan

Experience

- Chief Executive Officer since 2010
- President since 2006
- President, Pottery Barn Brands, 2002 – 2006
- Executive Vice President, Pottery Barn, 2000 – 2002
- Senior Vice President, Pottery Barn Catalog and Pottery Barn Kids Retail, 1999 – 2000

Other Boards

U.S. Listed Companies

- Director, salesforce.com, inc. (customer relationship management software) since 2021
- Director, Fitbit, Inc. (fitness trackers), 2016 – 2021

Other

- Trustee, University of Pennsylvania Board of Trustees since 2018

Education

- B.A., University of Pennsylvania



Esi Eggleston Bracey

President, Unilever USA (consumer goods), CEO, Personal Care North America

Age 52

Independent Director since 2021

Committee:

- Audit and Finance Committee

Qualifications, Experience, and Expertise Contributed to the Board

- Seasoned consumer products and beauty executive with extensive experience in general management, marketing, brand-building, innovation, and leading consumer brands
- Strong understanding of global retail operations and organizational development
- Strong experience in ESG and building diverse, high performing teams

Experience

- President, Unilever USA (consumer goods), CEO, Personal Care North America since 2022
- Chief Operating Officer, EVP Beauty & Personal Care, Unilever North America, 2018 – 2022
- President, Consumer Beauty, Coty Inc. (cosmetics) (acquired by Procter & Gamble), 2015 – 2017
- Senior Vice President & General Manager, Global Cosmetics, Procter & Gamble (consumer goods), 2009 – 2016; other roles of increasing responsibility, 1991 – 2008

Other Boards

- Director, Six Flags Entertainment Corporation (amusement park operator) since 2020

Education

- B.A., Dartmouth College

Proxy



Scott Dahnke

Global co-CEO, *L* Catterton

Age 57

Independent Director since 2019

Committees:

- Chair of Compensation Committee

- Member of Nominations, Corporate Governance and Social Responsibility Committee

Qualifications, Experience, and Expertise Contributed to the Board

- Extensive experience building brand equity in leading consumer brands
- Substantial expertise in the global retail and consumer industry

Experience

- Board Chair
- Global co-CEO since 2016, Managing Partner, 2003 – 2015, *L* Catterton (private equity)
- Managing Director, Deutsche Bank Capital Partners (private equity), 2002 – 2003
- Managing Director, AEA Investors (private equity), 1998 – 2002
- Chief Executive Officer, infoGROUP Inc. (formerly known as InfoUSA; Nasdaq-listed) (marketing), 1997 – 1998
- Principal (Partner), McKinsey & Company (management consulting), 1991 – 1997

Other Boards

- Director, The Honest Company, Inc. (consumer products), 2018 – 2021
- Director, Vroom, Inc. (online car sales platform), 2015 – 2021
- Director, Norwegian Cruise Line Holdings Ltd. (cruise line), 2020 – 2021
- Director, Noodles & Company (restaurant), 2011 – 2019

Education

- B.S., University of Notre Dame
- M.B.A., Harvard University



© Brigitte Lacomb

Anne Finucane

Former Chairman of the Board, Bank of America Europe

Age 70

Independent Director since 2021

Committee:

- Nominations, Corporate Governance and Social Responsibility Committee

Qualifications, Experience, and Expertise Contributed to the Board

- Deep expertise in financial services and strategic marketing
- Extensive leadership experience in ESG and corporate social responsibility

Experience

- Senior Advisor, TPG Climate Rise Fund (climate-focused investments) since 2022
- Chairman of the Board, Bank of America Europe (financial services), 2018 – 2022
- Vice Chairman, Bank of America Corporation (financial services), 2015 – 2021
- Global Chief Strategy and Marketing Officer, Bank of America, 2005 – 2015
- Chief Marketing Officer, Fleet Bank (financial services, merged with Bank of America in 2004), 1995 – 2004

Other Boards

U.S. Listed Companies

- Director, CVS Health Corporation (healthcare and pharmacy) since 2011

Other

- Board Chair, Rubicon Carbon Services, LLC (carbon credits) since 2022
- Director, Water.org (non-profit organization) since 2022
- Director, Mass General Brigham (hospital) since 2015
- Member, Council on Foreign Relations (think tank) since 2011

Education

- B.A., University of New Hampshire

Proxy



Paula Pretlow

Former Senior Vice President, The Capital Group

Age 67

Independent Director since 2021

Committee:

- Chair of the Audit and Finance Committee

Qualifications, Experience, and Expertise Contributed to the Board

- Broad experience in and strong relationships with the financial services industry
- Wide-ranging experience on public and private company boards, including e-commerce and fintech focused companies

Experience

- Senior Vice President, The Capital Group (investment management), 1999 – 2011
- Senior Vice President, Montgomery Asset Management (asset management), 1997 – 1999
- Principal, BlackRock (formerly Barclays Global Investors) (investment management), 1992 – 1995

Other Boards

U.S. Listed Companies

- Director, Vroom, Inc. (online car sales platform) since 2021
- Director, Ares Dynamic Credit Allocation Fund (asset management), 2021 – 2022
- Director, CION/Ares Diversified Credit Fund (asset management), 2016 – 2022

Other

- Director, Greenlight Financial Technologies (fintech) since 2022
- Director, Bitwise Industries (technology ecosystem) since 2020
- Trustee, Harry & Jeanette Weinberg Foundation (charitable foundation) since 2018
- Trustee, Kresge Foundation (charitable foundation) since 2015

Education

- B.A., Northwestern University
- M.B.A., Northwestern University—Kellogg School of Management



William Ready

Chief Executive Officer and Director, Pinterest, Inc.

Age 43

Independent Director since 2020

Committees:

- Audit and Finance Committee
- Compensation Committee

Qualifications, Experience, and Expertise Contributed to the Board

- Extensive expertise in the digital commerce field, technology industry and leading and scaling high growth companies
- Experience as CEO and board member of a public companies
- Experience in regulated industries with meaningful government relations and public policy interaction

Experience

- Chief Executive Officer and Director, Pinterest, Inc. (social media company) since 2022
- President of Commerce, Google LLC (internet search company), 2020 – 2022
- Chief Operating Officer, PayPal Holdings, Inc. (digital commerce company), 2016 – 2019
- Senior Vice President, Global Head of Product and Engineering, PayPal Holdings, Inc., 2015 – 2016
- Senior Vice President, Global Head of Merchant and NextGen Commerce, PayPal Holdings, Inc., 2015
- Chief Executive Officer, BrainTree (a mobile and web payment systems company, acquired by PayPal Holdings, Inc. in 2013), 2011 – 2015

Other Boards

- Director, Pinterest, Inc. (social media company) since 2022
- Director, Automatic Data Processing, Inc. (human resources software company) since 2016

Education

- B.S., University of Louisville
- M.B.A., Harvard University

Proxy



Frits van Paasschen

Former President, Chief Executive Officer, Starwood Hotels and Resorts

Age 62

Independent Director since 2017

Committees:

- Chair of the Nominations, Corporate Governance and Social Responsibility Committee

- Member of the Compensation Committee

Qualifications, Experience, and Expertise Contributed to the Board

- Extensive expertise in retail and hospitality, with over 15 years of experience as an executive
- Strong understanding of global consumer and retail operations and strategy

Experience

- Author, *The Disruptors' Feast*, published 2017
- President, Chief Executive Officer, Starwood Hotels and Resorts (hotels), 2007 – 2015
- President, Chief Executive Officer, Coors Brewing Company (beer), 2005 – 2007
- GM (President) Europe, Middle East & Africa, 2000 – 2004, GM (President) Americas and Africa, 1998 – 2000, Vice President Strategic Planning, 1997 – 1998, Nike Inc. (athletic footwear and apparel)
- Chair, Supervisory Board, Apollo Hotels (hotels), 2016 – 2018

Other Board

U.S. Listed Companies

- Director, Crown PropTech Acquisitions (special purpose acquisition company) since 2021
- Director, Sonder Holdings Inc. (short-term rental management company) since 2019
- Director, Barclays PLC (banking), 2013 – 2016
- Director, Starwood Hotels and Resorts (hotels), 2007 – 2015

Other

- Member, Supervisory Board, Royal DSM N.V. (life and material sciences) since 2017
- Director, JCrew Group, Inc. (retailer) since 2020
- Director, CitizenM Hotels (hotels) since 2017

Education

- B.A., Amherst College
- M.B.A., Harvard University

Required Vote for This Proposal

The election of each director nominee requires the affirmative vote of a majority of the votes cast at the Annual Meeting with respect to each nominee. The number of shares voted "for" a director nominee must exceed the number of votes cast "against" that nominee for the nominee to be elected as a director to serve until the next annual meeting or until his or her successor has been duly elected and qualified.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF ALL OF THE DIRECTOR NOMINEES LISTED ABOVE.

PROPOSAL 2

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

This is a proposal asking stockholders to approve, on an advisory basis, the compensation of our Named Executive Officers as disclosed in this Proxy Statement as required under Section 14A of the Exchange Act. This proposal is commonly known as a "Say on Pay" proposal and gives our stockholders the opportunity to express their views on the compensation of our Named Executive Officers. The company's current policy is to hold a Say on Pay vote each year, and we expect to hold another advisory vote with respect to executive compensation at the 2024 Annual Meeting.

Compensation Program and Philosophy

As described in detail under the heading "Executive Compensation," our executive officer compensation program is constructed to attract, retain and motivate a highly qualified executive team to support our primary objective of creating long-term value for stockholders, while maintaining direct links between executive pay, individual performance, the company's financial performance and stockholder returns. A significant portion of individual compensation is directly dependent on the company's achievement of financial goals, which we believe aligns executive interests with stockholder interests and encourages long-term stockholder returns. Further in alignment with stockholder interests, each of our Named Executive Officers is subject to a stock ownership requirement. The Chief Executive Officer is required to hold five times her base salary, and each of the other Named Executive Officers is required to hold two times their base salary in shares of common stock.

Fiscal 2022 Compensation Summary

To align our executive compensation packages with our executive compensation philosophy, the following compensation decisions were made by the Compensation Committee for fiscal 2022.

- CEO Compensation: Ms. Alber's base salary was increased to $1,600,000 from $1,550,000, a 3.2% increase, after considering her individual performance, an assessment of market data, and her experience in her role. Ms. Alber's bonus target percentage of 200% of base salary and her annual equity grant ($12,000,000; split evenly between performance stock units, or PSUs, and restricted stock units, or RSUs) remained unchanged for fiscal 2022.

- Base Salaries: Our Named Executive Officers received salary increases to better align with competitive market pay practices.

- Performance-Based Cash Bonus: Performance-based cash bonuses were paid for fiscal 2022 performance based on the company's earnings per share goal, the achievement of positive net cash provided by operating activities, business unit performance and the individual performance of our Named Executive Officers.

- Performance-Based and Time-Based Equity: In fiscal 2022, our Named Executive Officers were granted PSUs based on performance against four equally-weighted metrics—revenue growth, earnings growth, return on invested capital and operating cash flow—and RSUs with service vesting. The PSUs are earned based on actual three-year performance against each of the four metrics relative to target, subject to certain pre-established adjustments, and vest on the third anniversary of the grant date. No PSUs are earned for below threshold performance, 50% of target are earned for threshold performance, 100% of target are earned for target performance, 200% of target are earned for above target performance, and 300% of target are earned for maximum performance and above. The RSUs vest 25% per year over a four-year period beginning on the grant date.

In addition to the above summary, stockholders are encouraged to read the "Executive Compensation" section of this Proxy Statement for details about our executive compensation programs, including information about the fiscal 2022 compensation of our Named Executive Officers.

We are asking our stockholders to indicate their support for our Named Executive Officer compensation as described in this Proxy Statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Executive Officers and the philosophy, policies and practices described in this Proxy Statement. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the 2023 Annual Meeting:

> "RESOLVED, that the company's stockholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the company's Proxy Statement for the 2023 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Executive Compensation, the tabular disclosure regarding such compensation and the accompanying narrative disclosure."

Required Vote for this Proposal

To approve this proposal, a majority of voting power entitled to vote thereon, present virtually or represented by proxy, at the Annual Meeting must vote "FOR" this proposal.

This Say on Pay vote is advisory, and therefore not binding on the company, the Compensation Committee or our Board. Our Board and our Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the Named Executive Officer compensation as disclosed in this Proxy Statement, we will consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DESCRIBED IN THIS PROXY STATEMENT PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SEC.

PROPOSAL 3

ADVISORY VOTE ON THE FREQUENCY OF AN ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

This is a proposal asking stockholders to indicate, on an advisory basis, how frequently we should seek an advisory vote on the compensation of our named executive officers as required under Section 14A of the Exchange Act. By voting on this Proposal 3, stockholders may indicate whether they would prefer an advisory vote on named executive officer compensation once every year, two years, or three years. We expect to hold another advisory vote with respect to how frequently we should seek an advisory vote on the compensation of our named executive officers at the 2026 Annual Meeting.

After careful consideration of this proposal, our Board has determined that an advisory vote on executive compensation that occurs annually continues to be the most appropriate alternative for the company, and therefore our Board recommends that you vote for a one-year interval for the advisory vote on executive compensation.

In formulating its recommendation, our Board considered that an annual advisory vote on executive compensation allows us to obtain information on stockholders' views of the compensation of our named executive officers on a consistent basis, by allowing our stockholders to provide us with direct input on our compensation philosophy, policies and practices as disclosed in the proxy statement every year. Since the compensation of our named executive officers is evaluated, adjusted and approved on an annual basis, an annual advisory vote will provide the Board and Compensation Committee with the best opportunity to take stockholder sentiment into consideration in making decisions with respect to executive compensation. Finally, we believe an annual advisory vote on the compensation of our named executive officers aligns more closely with our objective to engage in regular dialogue with our stockholders on corporate governance matters, including our executive compensation philosophy, policies and programs. We understand that our stockholders may have different views as to what is the best approach for the company, and we look forward to hearing from our stockholders on this proposal.

You may cast your vote on your preferred voting frequency by choosing the option of one year, two years or three years or abstain from voting when you vote in response to the resolution set forth below.

> "RESOLVED, that the option of once every one year, two years or three years that receives the highest number of votes cast for this resolution will be determined to be the preferred frequency with which the company is to hold an advisory stockholder vote to approve the compensation of the named executive officers, as disclosed pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, the tabular disclosure regarding such compensation and the accompanying narrative disclosure."

Required Vote for this Proposal

The option of one year, two years, or three years that receives the highest number of votes cast by stockholders will be the frequency for the advisory vote on executive compensation that has been selected by stockholders.

This frequency vote is advisory and therefore not binding on the Board or the company in any way, and therefore the Board may decide that it is in the best interests of our stockholders and the company to hold an advisory vote on executive compensation more or less frequently than the option approved by our stockholders.

Under the rules of the NYSE, brokers are prohibited from giving proxies to vote on executive compensation matters unless the beneficial owner of such shares has given voting instructions on the matter. This means that if your broker is the record holder of your shares, you must give voting instructions to your broker with respect to Proposal 3 if you want your broker to vote your shares on the matter.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE OPTION OF ONCE EVERY YEAR AS THE FREQUENCY WITH WHICH STOCKHOLDERS ARE PROVIDED AN ADVISORY VOTE ON EXECUTIVE COMPENSATION, AS DISCLOSED PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SEC.

PROPOSAL 4

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

This is a proposal asking stockholders to ratify the selection of Deloitte & Touche LLP, or Deloitte, as our independent registered public accounting firm for the fiscal year ending January 28, 2024. The Audit and Finance Committee selected Deloitte as our independent registered public accounting firm for the fiscal year ending January 28, 2024, subject to ratification by our stockholders. Although stockholder ratification of our independent registered public accounting firm is not required by law, as a matter of corporate governance, we are requesting that our stockholders ratify such selection.

A Deloitte representative will be present at the Annual Meeting and will have the opportunity to make a statement and to respond to appropriate questions.

Deloitte Fees and Services

Deloitte has audited our financial statements since 1980. Based in part upon information provided by Deloitte, the Audit and Finance Committee determined that Deloitte is independent under applicable independence standards. The Audit and Finance Committee has reviewed and discussed the fees billed by Deloitte for services in fiscal 2022, as detailed below, and determined that the provision of non-audit services was compatible with Deloitte's independence.

Deloitte provided the company with the following services:

Audit Fees

Deloitte billed approximately $2,900,000 for fiscal 2022 and $2,700,000 for fiscal 2021 for professional services to (i) audit our consolidated financial statements and perform an assessment of the effectiveness of our internal control over financial reporting included in our Annual Report on Form 10-K, (ii) review our condensed consolidated financial statements included in our quarterly reports on Form 10-Q, (iii) audit our 401(k) plan, and (iv) audit our statutory reports for our global entities.

Audit-Related Fees

During fiscal 2022 Deloitte billed approximately $100,000 for assurance services, which consisted of limited assurance services for ESG reporting. During fiscal 2021, Deloitte did not perform any assurance and related services that were reasonably related to the performance of the audit or review of our financial statements.

Tax Fees

During fiscal 2022 and fiscal 2021, Deloitte did not perform any tax consultation services.

All Other Fees

Deloitte billed a total of approximately $2,000 for each of fiscal 2022 and fiscal 2021, for all other fees. All other fees consisted of license fees related to the use of Deloitte's online accounting research tool.

During fiscal 2022 and 2021, Deloitte did not perform any prohibited non-audit services for us.

Pre-Approval Policy

All services performed by Deloitte, whether audit or non-audit services, must be pre-approved by the Audit and Finance Committee or a designated member of the Audit and Finance Committee, whose decisions must be reported to the Audit and Finance Committee at its next meeting. Pre-approval cannot be obtained more than one year before performance begins and can be for general classes of permitted services such as annual audit services or consulting services. All fees paid to Deloitte for fiscal 2022 and fiscal 2021 were pre-approved by the Audit and Finance Committee.

Required Vote for this Proposal

To approve this proposal, a majority of voting power entitled to vote thereon, present virtually or represented by proxy, at the Annual Meeting must vote "FOR" this proposal.

If stockholders vote against this proposal, the Audit and Finance Committee will consider interviewing other independent registered public accounting firms. There can be no assurance, however, that it will choose to appoint another independent registered public accounting firm if this proposal is not approved.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JANUARY 28, 2024.

Proxy

AUDIT AND FINANCE COMMITTEE REPORT

The Audit and Finance Committee oversees the company's financial reporting process on behalf of the Board. In meeting these responsibilities, as described under the heading "Corporate Governance—Board Committees," we perform the following functions:

- Monitor the integrity of the company's financial reports, earnings and guidance press releases, and other company financial information;

- Appoint and/or replace the independent registered public accounting firm, pre-approve all audit and non-audit services of the independent registered public accounting firm, and assess its qualifications and independence;

- Review the performance of the company's internal audit function, the company's auditing, accounting and financial reporting procedures, and the company's independent registered public accounting firm;

- Monitor the company's compliance with legal and regulatory requirements, in accordance with the Audit and Finance Committee charter;

- Monitor the company's system of internal controls and internal control over financial reporting;

- Retain independent legal, accounting or other advisors when necessary and appropriate;

- Review and recommend policies related to dividend, stock repurchase and foreign currency programs; and

- Review with management the company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the company's risk assessment and risk management policies.

In performing these functions, we took the following actions, among other things, related to fiscal 2022:

- Reviewed and discussed the company's audited consolidated financial statements for fiscal 2022 and unaudited quarterly condensed consolidated financial statements for fiscal 2022 with management and Deloitte;

- Reviewed, discussed with management, and approved the company's periodic filings on Forms 10-K and 10-Q;

- Reviewed, discussed with management, and approved all company earnings and guidance press releases;

- Reviewed and discussed the company's internal controls over financial reporting with management and Deloitte, including the evaluation framework and subsequent assessment of effectiveness;

- Reviewed and discussed with the company's internal audit department the company's internal audit plans, the significant internal audit reports issued to management, and management's responses;

- Reviewed and discussed with management and the company's internal audit department the company's major financial risk exposures, including with regard to legal and regulatory matters, and the company's risk assessment and risk management policies;

- Met with Deloitte, with and without management present, to discuss the overall quality of the internal and external audit process and the financial reporting process; and

- Discussed with Deloitte its independence from the company based on the following: (i) our confirmation that no member of Deloitte's current or former audit team is or has been employed by the company in a financial reporting oversight role; (ii) our review of audit and non-audit fees; (iii) our review of critical audit matters; and (iv) the written communications from Deloitte as required by Public Company Accounting Oversight Board, or PCAOB, requirements.

During fiscal 2022, we discussed the following other matters, among other things, with Deloitte:

- Deloitte's responsibilities in connection with the audit of the company's financial statements;

- Deloitte's annual letter describing its internal quality control procedures;

- Any significant issues arising during the audit and any other matters relating to the conduct of the audit of the company's financial statements; and

- Matters required to be discussed pursuant to relevant PCAOB and SEC requirements, including the quality of the company's accounting principles, the soundness of significant judgments and the clarity of disclosures in the company's financial statements.

The Audit and Finance Committee hereby reports as follows:*

    (1) The Audit and Finance Committee has reviewed and discussed the company's audited financial statements with management and Deloitte;

    (2) The Audit and Finance Committee has discussed with Deloitte the matters required by the PCAOB and the SEC; and

    (3) The Audit and Finance Committee has received the written disclosures and the letter from Deloitte required by the applicable requirements of the PCAOB regarding Deloitte's communications with the Audit and Finance Committee concerning independence and has discussed with Deloitte its independence.

Based on the review and discussions referred to in items (1) through (3) above, the Audit and Finance Committee recommended to the Board that the audited financial statements be included in the company's Annual Report on Form 10-K for fiscal 2022 for filing with the SEC.


AUDIT AND FINANCE COMMITTEE OF
THE BOARD OF DIRECTORS

Paula Pretlow, Chair
Esi Eggleston Bracey
William Ready


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*   This report shall not be deemed to be (i) "soliciting material," (ii) "filed" with the SEC, (iii) subject to Regulations 14A or 14C of the Securities Exchange Act of 1934, as amended, or (iv) subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference into any of our other filings under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, except to the extent we specifically incorporate it by reference into such filing.

EXECUTIVE COMPENSATION

A Message from the Compensation Committee of the Board of Directors

Dear Fellow Stockholders,

As we look forward to the 2023 Annual Meeting, this letter highlights our financial accomplishments, business opportunities and challenges, and associate and other stakeholder support initiatives undertaken during fiscal 2022.

Fiscal 2022 marked another record year of financial performance for our company. Despite a challenging macroeconomic backdrop, including disruption within the supply chain and consumer demand fluctuations, we outpaced the industry with our strong comparable revenue growth, maintained high profitability and operating margins, and achieved record earnings per share. These results demonstrate the power of our three key differentiators—our in-house design, our digital-first but not digital-only channel strategy, and our values. They also give us confidence that we have a winning strategy to continue to drive profitable market share gains for the long term.

Key highlights for fiscal year 2022, both financially and for our stockholders, included:

- Comparable Brand Revenue of 6.5% with a 2-year comp of 28.5% and a 3-year comp of over 45%.

- GAAP operating margin of 17.3%; non-GAAP operating margin[1] of 17.5%, down 30 basis points and 20 basis points, respectively, from an all-time high last year.

- GAAP Diluted earnings per share, or EPS, and non-GAAP Diluted EPS[1] of $16.32 and $16.54, respectively.

- Return on Invested Capital, or ROIC[1], of 49.4%, significantly higher than our peer group average, driven by record earnings.

- Three-Year Total Stockholder Return of 92.7% exceeded both our peer group (22.2%) and the S&P 400 Index (30.5%).

Looking ahead, we recognize that there continues to be significant uncertainty and weakening macroeconomic conditions. However, we remain confident that we can continue to gain market share and outperform for all our stakeholders in the year ahead.

Finally, we continued to invest in our relationship with our stockholder community. We have continued our communications with investors to obtain their perspectives on our compensation programs, ESG practices, and overall corporate governance. We were pleased to see that our compensation program was received favorably by our stockholders in 2022, with Say-on-Pay support increasing from 2021 to 2022 from 81% to 98%, based on votes cast. As always, we aim to evolve as an organization and strive for continuous improvement. Thank you for your role in helping us do so.

We invite you to review our proxy Compensation Discussion & Analysis, or CD&A, for more detailed information. We appreciate your ongoing support and seek your feedback, whether virtually or through written correspondence, on our compensation design, community-based initiatives, and path forward.

Sincerely,

COMPENSATION COMMITTEE OF THE
BOARD OF DIRECTORS

Scott Dahnke, Chair
William Ready
Frits van Paasschen

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[1] A reconciliation of the GAAP to non-GAAP diluted earnings per share, non-GAAP operating margin and the definition of ROIC may be found on page 10 to 11 in Exhibit 99.1 to our Form 8-K filed with the Securities and Exchange Commission on March 16, 2023, which is incorporated herein by reference. We have calculated the average ROIC of companies in our peer group using the same methodology by which we calculate our ROIC.

Compensation Discussion and Analysis

The Compensation Discussion and Analysis, or CD&A, describes our 2022 compensation program as it relates to the compensation of our Named Executive Officers, or NEOs. The CD&A provides an overview and analysis of the key elements of our 2022 compensation program, the compensation decisions made by the Compensation Committee under our 2022 compensation program, and the factors that the Compensation Committee considered and the process it followed in making those decisions.

Our NEOs in 2022 were:

Laura Alber	Director, President and Chief Executive Officer
Jeff Howie	Executive Vice President, Chief Financial Officer
Marta Benson	CEO and President, Pottery Barn Brands
David King	Executive Vice President, General Counsel
Alex Bellos	Former President, West Elm Brand
Julie Whalen	Former Executive Vice President, Chief Financial Officer

Executive Summary

The Compensation Committee of the Board of Directors is responsible for the design and execution of the company's compensation program for executive officers. In designing and administering the program for 2022, the Compensation Committee focused on the following principles:

- Alignment with stockholders: aligning compensation with stockholder interests through incentive programs that reward achievement of financial and operational results that we believe are the drivers of stockholder value for our company;

- Accountability for near-term and long-term performance: balancing achievement of near-term and long-term results for our stockholders; and

- Competitiveness: providing competitive target compensation to ensure that we can attract, retain, and motivate exceptional leadership talent to develop and execute our business strategy.

Performance and Compensation Highlights

Highlights of our strategy, fiscal year performance, and compensation program include:

Company Strategy	• Continued investment in three key differentiators—in-house design, digital-first, not digital-only channel strategy and values—to drive strong profitable growth and market share gains.
	• Our Competitive Advantage—market opportunity, key differentiators, growth initiatives, and profitability—leaves us well-positioned to drive growth.
	• "People First" values and leading-edge commitment to ESG matters within our industry.

Fiscal 2022 Business Highlights	• Net revenues at all-time highs in 2022, growing to over $8.7 billion, including comparable brand revenue growth of 6.5% on top of last year's 22.0%. • Pottery Barn comparable brand revenue up 14.9% on top of last year's growth of 23.9%. • West Elm comparable brand revenue up 2.5% on top of last year's growth of 33.1%. • Williams Sonoma Brand comparable brand revenues down 1.7% after last year's growth of 10.5%. • Pottery Barn Kids and Teen comparable brand revenues up 0.4% on top of last year's growth of 11.6%. • Consolidated e-commerce comparable revenue growth of 4.5% and 18.8% on a 2-year basis, bringing our e-commerce mix to 66% of total revenues. • GAAP operating income of approximately $1.5 billion, which is approximately 3% higher than in 2021. • GAAP operating margin of 17.3%; non-GAAP operating margin[(1)] of 17.5%, only down 20bps to 2021's record high rate and more than 2x higher than 2019. • GAAP diluted earnings per share ("EPS") was $16.32 for fiscal 2022 and increased 10.6% versus fiscal 2021. Non-GAAP diluted EPS[(1)] was $16.54 for fiscal 2022, compared to our 2022 bonus plan non-GAAP diluted EPS goal of $16.42, and increased 11.4% versus fiscal 2021. • Produced fiscal year 2022 return on invested capital (ROIC)[(1)] of 49.4%.
2022 Compensation Program	• Annual Bonus: continued to use achievement of EPS performance to fund our bonus plan and allocate awards to reflect brand/operational performance. • Performance-Based RSUs ("PSUs"): continued to award PSUs that are earned based on achievement of pre-set 3-year goals for revenue growth, earnings growth, ROIC, and operating cash flow. • Restricted Stock Units ("RSUs"): awarded RSUs with 4-year prorated, time-based vesting to attract and retain talent and reward individual performance and contribution.
2022 CEO Compensation Decisions	• After reviewing factors, including market data, company performance, and individual contributions, the Board of Directors approved a modest increase in Ms. Alber's 2022 salary, resulting in a small increase in target compensation.

CEO Pay Component	2022 Amount	% Change from 2021
Base Salary	$1,600,000	3.2%
Annual Bonus Target	$3,200,000	3.2%
PSUs at target (2022-24 performance period)	$6,000,000	0.0%
RSUs	$6,000,000	0.0%
Target Total Direct Compensation	$16,800,000	0.9%

2022 CEO Performance Award Outcomes

CEO Pay Component	2022 Amount	% of Target Award
Annual Bonus Award	$3,700,000	116%
Value of PSUs Earned at Fiscal 2022 Year-End (2020-22 performance period)[2]	$30,863,652	200%

Executive Compensation Practices

What We Have	What We Do Not Have
✓ Rigorous, objective performance goals and EPS-funded bonus pool	✕ No "golden parachute" gross-ups
✓ Long-term Incentive Program with 3-year goals	✕ No hedging/pledging/short sales of company stock
✓ Limited perquisites	✕ No dividends paid on unvested shares
✓ Competitive stock ownership guidelines and retention requirement	✕ No options/SARs granted below fair market value
✓ Clawback policy covering cash incentives and stock awards	✕ No supplemental retirement benefits
✓ Double-trigger change-in-control provisions	✕ No repricing or cash out of underwater options/SARs without stockholder approval
✓ Independent compensation consultant and Board Compensation Committee	✕ No excessive severance
✓ Annual risk assessment of compensation policies and programs	✕ No single-trigger change-in-control provisions
	✕ No guaranteed salary increases, bonuses, or long-term incentive awards

Stockholder Outreach and Company Response

- Contacted 16 of our top stockholders, collectively representing approximately 55% of our shares outstanding, to discuss their perspectives on our compensation and governance practices.

- Continued to review our peer group to align with our growth trajectory.

- Made meaningful improvements to our Corporate Responsibility Scorecard and Impact Report (available at sustainability.williams-sonomainc.com).

2023 Peer Group

- Removed Bed Bath & Beyond, Inc. from peer group for 2023 based on its financial performance (see page 50).

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[1] A reconciliation of the GAAP to non-GAAP diluted earnings per share, non-GAAP operating margin and the definition of ROIC may be found on pages 10 to 11 in Exhibit 99.1 to our Form 8-K filed with the Securities and Exchange Commission on March 16, 2023, which is incorporated herein by reference.

[2] Based on a stock price of $126.67, the closing price of our common stock on January 27, 2023, the last business day of fiscal 2022.

Company Values and Strategy

Our compensation programs support Williams-Sonoma's values and reward execution of our corporate strategy.

Our Values

Our mission is to enhance the quality of our customers' lives at home and beyond. We put the customer at the center of everything we do, every day, and a short but important list of corporate values guides our actions and decisions.

PEOPLE FIRST

We are committed to an environment that attracts, motivates, and recognizes high performance.

CORPORATE RESPONSIBILITY

We will build sustainability and equity into every corner of our enterprise. We aim to enhance the lives of our stakeholders, communities and the environment.

CUSTOMERS

We are here to serve our customers—without them, nothing else matters.

QUALITY

We take pride in everything we do. From our products to the experience and service we provide—quality is our signature.

PROFIT

We are committed to providing a superior return to our stockholders.
It's everyone's job.

Company Strategy

As the world's largest digital-first, design-led, sustainable home retailer, our vision is to furnish our customers everywhere.

Good by Design

We believe that our longstanding focus on quality, safety, and sustainability sets us apart. By focusing on our pillars—Planet, People, and Purpose—we are uniquely Williams-Sonoma and strive to attract customers, employees, and other stakeholders similarly driven by these shared values.

For more information on our company values, please visit sustainability.williams-sonomainc.com to review our Impact Report.



BARRON'S
100 MOST SUSTAINABLE U.S. COMPANIES
Only home retailer, 6 years in a row
Forbes
BEST EMPLOYER FOR WOMEN & DIVERSITY
Bloomberg
GENDER EQUALITY INDEX
HUMAN RIGHTS CAMPAIGN
CORPORATE EQUALITY INDEX 2021-2022
Dow Jones Sustainability Indexes
ADDED IN 2022 FOR NORTH AMERICA
CDP
A RATING
on our work with suppliers to tackle climate change
sustainable FURNISHINGS COUNCIL
WOOD FURNITURE TOP SCORER
Newsweek
AMERICA'S MOST RESPONSIBLE COMPANIES 2023

Momentum

- Home furnishing lags other retail sectors in online sales penetration. As a digital-first company with retail stores as a competitive advantage, we believe this market fragmentation continues to provide us with a significant opportunity for growth moving forward.



Expanding Market Opportunity
We operate in a highly fractured market where no one owns more than 5%.*
$80B
US B2B
$8.7B
WILLIAMS-SONOMA, INC.
$450B
GLOBAL HOME CATEGORY
$830B
TOTAL MARKET OPPORTUNITY
$300B
US HOME CATEGORY
Capturing 3% of the market share will drive an additional $16B+ in revenues (or triple our business today).
Significant opportunity to grow share in the US in this highly fragmented industry.
*Source: Euromonitor & company estimates
Shift to Ecommerce
Home furnishings industry trails other industries in ecommerce penetration.*
HOUSEWARES & HOME FURNISHINGS
30%
APPAREL
46%
OFFICE SUPPLIES
72%
CONSUMER ELECTRONICS
80%
*Source: Digital Commerce 360, Top 500 Report (2021)

- As the home furnishings industry shifts online, our digital-first platform is well-positioned to take advantage of this shift in consumer behavior to gain market share.



66%
of our business is ecommerce
#1
non-pure play ecommerce home furnishings retailer*
794M+
ecommerce shopping visits annually
ECOMMERCE REVENUES
($B and % Ecommerce Penetration)
16.6% CAGR
$3.1
54%
$3.3
56%
$4.8
70%
$5.4
66%
$5.7
66%
FY18
FY19
FY20
FY21
FY22
*Source: Digital Commerce 360, Top 500 Report (2022 edition)

Proxy

Growth Strategy

- Building on the ongoing strength of our product and channel strategies, we are focusing additional efforts on the significant runway we have for growth and are leveraging our in-house design capability to expand into white space opportunities within and beyond our current markets.


BUSINESS-TO-BUSINESS
Leveraging our core competencies, we are uniquely positioned to become the #1 leader in the B2B market.
EMERGING BRANDS
Our Mark and Graham, and Rejuvenation brands are gaining traction with runway for substantial growth.
GLOBAL
We're leveraging a capital-light, franchise model to expand into new markets.
west elm
MARKETPLACE
PB/APARTMENT
WILLIAMS SONOMA HOME
west elm kids
POTTERY BARN dorm
New product categories curated with third-party partners.
Small-space furniture for urban dwellers.
Creating casual luxury spaces in the kitchen and home.
Made-to-last styles for kids, from modern nurseries to big-kid bedrooms.
Accessories and solutions for dorm life and beyond.

Additional detail regarding our values and strategy can be seen by viewing our 2023 investor presentation, which can be found on our investor relations site: ir.williams-sonomainc.com.

Financial Performance

Fiscal 2022 Performance Highlights

Fiscal 2022 was a year of strong performance for our company, driven by positive comparable brand revenue growth, continued expense management, and strong gross margins. Fiscal 2022 financial achievements included:

Continued Strong Earnings Growth

Financial Metric	Performance	Year-over-Year Growth
GAAP Diluted EPS	$16.32	10.6%
Non-GAAP Diluted EPS(1)	$16.54	11.4%
Comparable Revenue Growth	6.5%	N/A

(1) A reconciliation of GAAP to non-GAAP diluted earnings per share may be found on page 10 in Exhibit 99.1 to our Form 8-K filed with the Securities and Exchange Commission on March 16, 2023, which is incorporated herein by reference.

Strong Consolidated and Brand Revenue Growth

Brand	2022 Comparable Revenue Growth (Decline)(1)
Pottery Barn	14.9%
West Elm	2.5%
Pottery Barn Kids and Teen	0.4%
Williams Sonoma	(1.7)%
Total(2)	6.5%

(1) Comparable brand revenue is calculated on a 52-week basis for fiscal 2022 and includes business-to-business revenues.

(2) Total comparable brand revenue growth includes the results of Rejuvenation, international franchise operations, and Mark and Graham.

Industry Leading Financial Returns to Stockholders

Financial Metric	Performance	Commentary
Return on Invested Capital(1)	49.4%	Significantly higher than our peer group average.
Operating Cash Flow	$1.05B	Maintaining a strong liquidity position.
Returns to Stockholders	$1.1B	Through our dividend and share repurchase programs.
Operating Income	$1.5B	An increase of approximately 3.1% over fiscal 2021.
Total Stockholder Return (3-Year)(2)	92.7%	Significantly exceeded peers and S&P 400 (see chart below).

(1) The definition of ROIC may be found on page 11 in Exhibit 99.1 to our Form 8-K filed with the Securities and Exchange Commission on March 16, 2023, which is incorporated herein by reference. We have calculated the average ROIC of companies in our peer group using the same methodology by which we calculate our ROIC.

(2) Total Stockholder Return (TSR) calculated as of January 29, 2023.

1-Year TSR & 3-Year TSR



2022 Compensation Program for Executive Officers

2022 Compensation Program Summary

The table below highlights the components of our executive compensation program and their strong alignment to stockholder interests.

Component	Form	Purpose	Alignment to Stockholder Interests
Base Salary	Cash	• Fixed compensation • Attract and retain NEOs short-term	• High-quality, stable executive leadership • Market-competitive and aligned with scale, scope, and complexity of role
Annual Incentive	Annual Bonus Plan	• Incentivize and reward achievement of carefully designed business / individual objectives • Encourage behaviors that support company's desired short-term goals and stable, long-term outcomes	• Bonus pool funded based on EPS performance vs. pre-set goal • Annual goals have consistently been set above prior year performance level • Actual awards recognize business unit performance against both quantitative and qualitative goals

Long-Term Incentives	Performance-Based RSUs (PSUs)	• Motivate achievement of long-term performance and stockholder value creation
		• Attract and retain NEOs long-term
		• Provide opportunity to build ownership
			• Equally weighted across scorecard of relevant financial metrics that are aligned with stockholder interests:
			  ◦ Revenue (3-year CAGR)
			  ◦ EPS (3-year CAGR)
			  ◦ Operating Cash Flow (3-year average)
			  ◦ ROIC (3-year average)
			• Emphasis on stock price performance

	Time-Based RSUs	• Attract and retain NEOs long-term • Provide opportunity to build ownership • Align interests with stockholders	• Emphasis on stock-price performance
Stock Ownership Guidelines		• Directly aligns interest of NEOs with stockholders	• Value of holdings tied to stock price • As of the end of fiscal 2022, Ms. Alber held 41x her base salary in company stock (well above her 5x guideline) • Required to retain at least 50% of net after-tax shares received until the ownership guideline has been achieved

Fiscal 2022 Incentive Payout Summary

We have a strong pay-for-performance philosophy and culture, and we are diligent in critiquing our goals, performance, and associated payouts. Our incentive plans are based on pre-determined goals. Over time, awards have fluctuated significantly, based on financial results and overall performance, resulting in a culture of high-performance and accountability. PSU payouts are formulaic based on financial performance, whereas Annual Bonus Plan awards factor in both financial performance and individual performance, which we feel reflects a holistic and individualized incentive determination. Over the prior nine years (2014 – 2022), the Annual Bonus Plan's corporate multipliers (financial performance) have ranged from 81% – 175% of target (average of 117% of target). However, during that time period, upon management's recommendation, the Compensation Committee has often applied negative discretion in determining actual Bonus Plan pool funding in order to better align pay with performance, and has approved Bonus Plan pool funding amounts ranging from 71% to 175% of target (average of 109% of target). During that same time period, PSUs have paid out between 0% – 200% of target (average payout of 140% of target).

Annual Bonus Plan

Consistent with the prior year, we used a widened performance range to trigger Bonus Plan pool funding: threshold performance of 90% of target and maximum of 110% of target, with results adjusted, as in prior years, to exclude or include (i) any extraordinary non-recurring or unusual items and (ii) the effect of any changes in accounting principles affecting the company's or a business unit's reported results, as approved by the Chair of the Compensation Committee. Ultimately, we set an EPS funding goal of $16.42 for the fiscal 2022 Management Bonus Plan. This was 61.8% higher than the fiscal 2021 target ($10.15) and was 10.6% higher than fiscal 2021 adjusted EPS ($14.85).

To determine individual award levels for Executive Officer bonuses, the Compensation Committee considered the following factors: adjusted EPS, delivering stockholder value, employee relations, sustainability, and community stewardship, including progress on ESG-related goals, such as 6 million trees planted by 2023, $10 million paid in Fair Trade Premiums by 2025, and 75% waste diversion from landfills, along with our science-based targets for emissions reduction.

Finally, for participants to be eligible for any bonus payout, achievement of positive net cash flow from operating activities was required in the performance year 2022. As outlined on page 52, this performance trigger was achieved.

The chart below illustrates the year-over-year increases of our target EPS goal under our 2001 Incentive Bonus Plan, as well as the EPS level achieved for purposes of funding our annual bonus plan for that year. Historically, our performance goal has been consistently set higher than both the previous year's target and actual EPS performance.



Annual Bonus—EPS Performance Goals
FY14 – FY22

For fiscal 2022, the annual bonus plan design and results were as follows:

Level	% of Goal	Adjusted EPS Goals	% of Target Pool Funded	Actual Adjusted EPS	Actual Pool Funding
Below Threshold	<90%	<$14.78	0%		
Threshold	90%	$14.78	45.3%	$16.54[1] (100.7% of $16.42 target)	71%
Target	100%	$16.42	100.0%		
Maximum	110%	$18.12	157.9%		

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[1] Derived from non-GAAP diluted EPS, with no additional adjustments in fiscal 2022. A reconciliation of GAAP to non-GAAP diluted earnings per share may be found on page 10 in Exhibit 99.1 to our Form 8-K filed with the Securities and Exchange Commission on March 16, 2023, which is incorporated herein by reference.

Based on our EPS performance in fiscal 2022 as measured under our annual bonus plan (non-GAAP diluted EPS of $16.54), the company achieved Bonus Plan pool funding at 100.7% of target and, upon management's recommendation, the Committee applied negative discretion to reduce funding to 71% of target. The decision to reduce bonus pool funding was based primarily on decreased headcount and lower salaries of the bonus-eligible associates at fiscal year end resulting from associate and senior executive turnover, as well as prorated bonus payouts to new hires who worked less than 12 months of the fiscal year. The Bonus Plan pool funding levels achieved for fiscal 2021 and fiscal 2020 were 171% and 175%, respectively.

Performance-Based RSUs

The PSU grants made in 2020 were subject to achievement of three-year performance, weighted equally across four relevant financial metrics: Revenue (3-year CAGR), EPS (3-year CAGR), Operating Cash Flow (3-year average), and ROIC (3-year average). These performance metrics cover fiscal 2020 through fiscal 2022 and were established at the time of grant.

As with our Annual Bonus Plan, we believe our PSU grants are set using challenging performance targets and are fully aligned with the rigorous expectations and long-term interests of our stockholders. As shown

in the chart below, goals for past grants have been consistently set above the median of our peer group's prior-year performance. The chart below shows the average relative positioning of PSU goals over the past five PSU cycles (FY16 to FY20 PSU programs).



PSU Goals
Comparison to Prior Year Peer Group Performance
5-Year Average PSU Goals
(FY16 - FY20 PSU Programs)
Peer Group Median Performance
WSI Threshold
WSI Target
WSI Maximum
25th Percentile
50th Percentile
75th Percentile

At the time of grant, the Compensation Committee set three-year performance targets for the PSUs covering the fiscal years 2020 – 2022. Actual performance resulted in the vesting of 200% of the target number of PSUs.

PSU Metric	Goal (at Target)	Actual	Payout (% of Target)
Revenue Growth (3-Year CAGR)	3%	13.7%	200%
EPS (3-Year CAGR)	3%	53.7%	200%
Operating Cash Flow (3-Year Avg.)	$650M	$1,233M	200%
ROIC (3-Year Avg.)	22.5%	46.4%	200%
		TOTAL	200%

2022 Stockholder Outreach

In 2022, we continued our practice of extensive engagement with our largest stockholders, the summary results of which are shown in the table below. As previously disclosed, we heightened our outreach efforts following our Say-on-Pay vote in 2019 and committed to continuing to invest in these crucial relationships long-term.

Extent of Engagement

We contacted 16 of our top stockholders, representing approximately 55% of our shares owned to discuss their perspectives on our compensation and governance practices.



- We met with six stockholders who in aggregate held approximately 30% of our shares.

- Ten stockholders that we contacted (25% of shares) either confirmed they had no concerns (or did not require a meeting) or did not respond to our request.

- We did not reach out to nine of our top stockholders because they either are known to not engage in investor meetings or are sufficiently familiar with us that management concluded that outreach was not necessary.

Company Participants

To ensure access to key roles involved in compensation and governance decisions, company participants in the discussions with stockholders included:

- Executive Vice President, Chief Financial Officer

- Executive Vice President, General Counsel

- Executive Vice President, International Sourcing & Sustainable Development

- Senior Vice President, Chief Accounting Officer and Head of Investor Relations

- ESG Program Lead

Key Themes from Stockholder Engagement

	Stockholder Perspectives	What We Did
Area	*Feedback*	*Our Response*
Transparency and communication	• Stockholders appreciate ongoing communication and outreach efforts	✓ Meaningful enhancements made to our "Good by Design" Impact Report, which was well-received by our investors
	• Interest in enhanced ESG and executive compensation disclosure	✓ Report available at sustainability.williams-sonomainc.com
	• Request for inclusion of a Director skills matrix in our Proxy Statement	✓ Consistent improvements to our CD&A focused on transparency, context, readability, and strengthening the linkage between business strategy and compensation design/outcome
		✓ Director skills matrix added to Proxy Statement (see page 21)
ESG Focus	• Stockholders appreciate our organizational commitment to ESG and transparency	✓ ESG performance is included in the individual portion of Management Bonus Plan
	• Desire for continued evolution of compensation programs towards ESG metrics	✓ Set meaningful and ambitious emission reduction goals, including carbon neutral for scopes 1 and 2 by 2025.
		✓ Meaningful enhancements made to our "Good by Design" Impact Report, which was well-received by our investors
		✓ Report available at sustainability.williams-sonomainc.com

Our Peer Group

The Compensation Committee uses a peer group composed of public companies in the retail industry to review competitive compensation data for the company's executives. The Compensation Committee evaluates this peer group on an annual basis to ensure that the companies selected remain appropriate. The peer group for fiscal 2022 was selected by the Compensation Committee based on the guiding criteria described below, with advice from Pay Governance LLC. Certain peer companies may not meet all selection criteria but are included because they are direct competitors of our business, direct competitors for our executive talent, have a comparable business model, or for other reasons. The peer group guiding criteria for fiscal 2022 was as follows:

Our Fiscal 2022 Peer Group

For fiscal 2022, the Compensation Committee reviewed the peer group using the following criteria for selection:

Selection Criteria	Targeted Range
Industry	Home Furnishing Retail; Apparel Retail; E-commerce Companies; Other Select Retailers (online, global brands)
Revenues	$3B – $15B
Market Capitalization	$6B – $25B
Geographic competitor for talent	
Performance: growth in revenue and net income; key industry performance metrics	
Positive total stockholder returns over the prior one- and three-year periods	
Qualitative factors: similar product offerings; key competitor for business/talent; listed as a peer in proxy advisor reports; large or emerging e-commerce presence and/or international presence.	

The Compensation Committee made no adjustments to the peer group for 2022 as compared to 2021. The fiscal 2022 peer group consisted of the following 14 companies:

Fiscal 2022 Peer Group

Bed Bath & Beyond, Inc.	Levi Strauss & Co	Tapestry, Inc.
Bath & Body Works, Inc. (formerly L Brands, Inc.)	Lululemon Athletica Inc.	Ulta Beauty, Inc.
Capri Holdings Limited	PVH Corp.	V.F. Corporation
eBay Inc.	Ralph Lauren Corporation	Wayfair Inc.
The Gap, Inc.	RH (Restoration Hardware Holdings)	

Our Fiscal 2023 Peer Group

For fiscal 2023, the Compensation Committee reviewed the peer group using revised criteria for selection:

Selection Criteria	Targeted Range
Industry	Home Furnishing Retail; Apparel Retail; E-commerce Companies; Other Select Retailers (online, global brands)
Revenues	$4B – $17B
Market Capitalization	$5B – $20B
Geographic competitor for talent	
Performance: growth in revenue and net income; key industry performance metrics	
Positive total stockholder returns over the prior one- and three-year periods	
Qualitative factors: similar product offerings; key competitor for business/talent; listed as a peer in proxy advisor reports; large or emerging e-commerce presence and/or international presence.	

The Compensation Committee made the following adjustments to the peer group:

Peer Companies Added	Peer Companies Removed
None	Bed Bath & Beyond, Inc.

Bed Bath & Beyond, Inc. was removed from our peer group due to its financial performance.

The resulting fiscal 2023 peer group consists of the following 13 companies:

Fiscal 2023 Peer Group

Bath & Body Works, Inc. (formerly L Brands, Inc.)	Levi Strauss & Co	Tapestry, Inc.
Capri Holdings Limited	Lululemon Athletica Inc.	Ulta Beauty, Inc.
eBay Inc.	PVH Corp.	V.F. Corporation
The Gap, Inc.	Ralph Lauren Corporation	Wayfair Inc.
	RH (Restoration Hardware Holdings)	

Overview of Chief Executive Officer Compensation for Fiscal 2022

In an executive session at a meeting in March 2022, without the Chief Executive Officer present, the Compensation Committee reviewed Ms. Alber's base salary, bonus target, and 2022 target equity value. The Compensation Committee recommended increasing Ms. Alber's base salary to $1,600,000 from $1,550,000, a 3.2% increase. In addition, the Compensation Committee recommended that Ms. Alber's bonus target (200% of salary, or $3,200,000), and annual equity grant ($12,000,000; split evenly between PSUs and RSUs) remain unchanged from fiscal 2021. Consistent with prior years, the Compensation Committee also considered her individual performance, an assessment of market data, and her experience in her role.

With respect to the fiscal 2022 company-wide bonus pool, the company achieved a Bonus Plan Pool funding level of 100.7% of target pool funding, and upon management's recommendation, the Committee applied negative discretion to reduce funding to 71% of target. The Compensation Committee determined the payout for Ms. Alber to be at 116% of her target bonus, in alignment with her performance during fiscal 2022. Finally, the company exceeded the performance metrics targets with respect to the PSU grants made in 2020. Based on the formulaic, pre-set payout design, the PSUs vested at 200% of target. For Ms. Alber, whose target grant was 121,827 PSUs, the resulting payout was 243,654 shares.

Compensation Element	Level / Result
Base Salary	$1,600,000
Target Bonus %	200% of salary
Target Bonus $	$3,200,000
Performance-Based RSUs	$6,000,000
Time-Based RSUs	$6,000,000
FY 2022 Annual Bonus Achievement	
Actual FY 2022 Bonus %	116% of target
Actual FY 2022 Bonus $	$3,700,000
FY 2020 – FY 2022 PSU Achievement	
FY 2020 – 2022 PSU Target Shares	121,827 PSUs
FY 2020 – 2022 PSU Payout %	200% of target shares
FY 2020 – 2022 PSU Payout	243,654 PSUs

Components of Our Compensation Program, 2022 Decisions, and the Decision-Making Process

Our compensation program for our NEOs is made up of four components, as listed below, which are designed to create long-term value for stockholders and to attract, motivate, and retain outstanding executives. These components collectively provide target compensation that is significantly "at risk" and performance-based.

NEO Target Pay Mix

As shown in the charts below, approximately 55% of Ms. Alber's target compensation is tied directly to performance conditions (bonus and PSUs). An additional 36% is "at risk" via service conditions and stock price (RSUs). The other NEOs, on average, have 42% of target compensation tied directly to performance conditions and another 40% "at risk." We believe this mix of pay provides strong incentives for our NEOs to remain with the company and continue creating value for our stockholders.

CEO Target Pay Mix   **Other NEO Average Target Pay Mix**




Base Salary

In March 2022 and September 2022 (in the case of Jeff Howie), the Compensation Committee reviewed and set the fiscal 2022 base salaries of our NEOs, based on individual performance, an analysis of each executive's experience (as well as past, current and anticipated contributions to the company's success), the

Chief Executive Officer's recommendations (other than with respect to her own base salary), each executive's position relative to executives in our peer group, and other market data.

In addition to Ms. Alber, whose base salary increase is described above, the fiscal 2022 base salaries for our NEOs were adjusted as set forth below from fiscal 2021 to better align with market pay practices, and in the case of Mr. Howie to reflect his promotion from Executive Vice President, Chief Administrative Officer to Executive Vice President, Chief Financial Officer, and the increased duties and responsibilities associated with that role.

Named Executive Officer	Fiscal 2022 Base Salary	Percentage Change
Laura Alber	$1,600,000	3.2%
Jeff Howie	$ 900,000	28.6%
Marta Benson	$ 950,000	5.6%
David King	$ 675,000	5.5%
Alex Bellos	$ 950,000	5.6%
Julie Whalen	$ 875,000	2.9%

Annual Cash Bonus

Cash bonuses are awarded to our NEOs under the 2001 Incentive Bonus Plan, or the Bonus Plan, and paid only when threshold company and business objectives are met or exceeded.

At the beginning of each fiscal year, the Compensation Committee reviews and establishes individual bonus targets for each NEO and threshold, target, and maximum EPS goals under the Bonus Plan, which determine the funding pool from which executive bonuses are paid.

In addition, the Compensation Committee sets a threshold performance goal that must be achieved, which establishes the maximum bonus payable under the Bonus Plan to each NEO subject to the Compensation Committee's discretion to reduce such amount. This threshold performance goal was positive net cash flow provided by operating activities, as disclosed on the company's consolidated statements of cash flows. This threshold goal was met in fiscal 2022, and the Compensation Committee used negative discretion to determine the actual payout to each NEO based on achievement of the EPS goal and individual performance, as described below.

Fiscal 2022 Bonus Targets

At a meeting held in March 2022, the Compensation Committee reviewed the bonus targets under the Bonus Plan for each NEO. The Compensation Committee considered the recommendations of the Chief Executive Officer, which were informed by the following factors:

- Each executive's respective responsibilities;
- The relationship of the bonus target to other compensation elements;
- Whether the established bonus targets are effective in motivating our executives to deliver strong performance; and
- The bonus targets set by our peer group.

In executive session at that meeting, without the Chief Executive Officer present, the Compensation Committee reviewed Ms. Alber's bonus target against our peer group and concluded that her bonus target would remain unchanged for fiscal 2022.

The target bonuses as a percentage of base salary under the Bonus Plan remained unchanged for fiscal 2022 for our NEOs, as detailed in the table below.

The following table shows the target bonuses as a percentage of base salary under the Bonus Plan for fiscal 2022 for our NEOs, which did not change from fiscal 2021.

Named Executive Officer	Fiscal 2022 Target Bonus (as a Percentage of Base Salary)
Laura Alber	200%
Jeff Howie	100%
Marta Benson	100%
David King	100%
Alex Bellos	100%
Julie Whalen	100%

Our Bonus Performance Goal—EPS

The pool from which company-wide bonuses are paid depends on our achievement of an annual EPS goal established by the Compensation Committee. For fiscal 2022, the Compensation Committee set a diluted EPS target of $16.42. Actual diluted EPS for fiscal 2022 is measured under the Bonus Plan by excluding the impact of extraordinary non-recurring charges or unusual items from GAAP diluted EPS for fiscal 2022 and including any amounts payable to covered employees under the Bonus Plan. The company achieved performance of non-GAAP diluted EPS of $16.54, or an achievement at a Bonus Plan pool funding level of 100.7% of target pool funding. However, the Committee applied negative discretion to reduce funding to 71% of target. The decision to reduce bonus pool funding was based primarily on decreased headcount and lower salaries of the bonus-eligible associates at fiscal year end resulting from associate and senior executive turnover, as well as prorated bonus payouts to new hires who worked less than 12 months of the fiscal year. Additional design details and results are provided beginning on page 45.

Individual and Business Unit Bonus Objectives

Once the bonus pool has been funded based on EPS performance under the Bonus Plan, and once the threshold performance goal is achieved, which establishes the maximum potential bonus payable under the Bonus Plan to each NEO subject to the Compensation Committee's discretion to reduce such amount, individual performance is assessed in order to determine the payout of bonuses from the pool. The Compensation Committee believes that the achievement of individual objectives is critical to the overall success of the company and, as such, bonuses are paid, in part, to reflect individual achievement. For example, if an executive fails to fully meet some or all individual objectives, the executive's bonus may be significantly reduced or even eliminated. Conversely, if the objectives are overachieved, awards may exceed the Bonus Plan's pool funding level percentage and may be subject to less or no reduction from the maximum amount payable to the executive, based on our achievement of the threshold positive net cash flow goal described above.

The Compensation Committee decides the bonus amount, if any, for the Chief Executive Officer in an executive session in which the Chief Executive Officer is not present. In March 2023, the Compensation Committee reviewed the fiscal 2022 performance of each NEO, other than Ms. Whalen and Mr. Bellos, who ceased to participate in the Bonus Plan following their departure, and considered the recommendations of the Chief Executive Officer for each of the NEOs other than herself. For fiscal 2022, the Compensation Committee approved the bonus payments in the table below under the Bonus Plan for each participating NEO, which were informed by the following factors:

- Achievement of established financial and operating objectives for the company and each business unit; and

- A qualitative assessment of each executive's leadership accomplishments in the fiscal year (noting that accomplishments that increase stockholder return or that significantly impact future stockholder return are significant factors in the assessment of individual performance) as outlined in the "Key Accomplishments" table below.

Named Executive Officer	Fiscal 2022 Bonus Amount*	Fiscal 2022 Bonus (as a Percentage of Target)
Laura Alber	$3,700,000	116%
Jeff Howie	$1,750,000	194%
Marta Benson	$2,250,000	205%
David King	$ 700,000	104%
Alex Bellos	—	—
Julie Whalen	—	—

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*   Reflects the Compensation Committee's exercise of discretion to reduce the maximum potential amount payable to the executive under the Bonus Plan for fiscal 2022.

Named Executive	Key Accomplishments
Laura Alber	Ms. Alber's leadership has been instrumental to the company's strong financial performance during her tenure as Chief Executive Officer. Notably, fiscal 2022 saw 10.6% GAAP EPS growth and 11.4% non-GAAP EPS[1] growth, 6.5% comparable brand revenue growth following 22% comparable brand revenue growth last year, an operating margin of 17.5%, and TSR that significantly exceeded the S&P 400 Index on a three-year basis. Since 2019, Ms. Alber has contributed to revenue growth of over 47%, adding $2.8 billion to the topline. She also was instrumental in returning $3.2 billion to stockholders over the last five years through dividends and the company's stock repurchase program. Ms. Alber also led the company's ESG-related priorities by setting industry-leading goals that drive the company's continued focus on sustainability, and demonstrate that sustainability supports a resilient operating model and delivers concrete business value. Recent announcements regarding the company's progress towards its ESG goals include: 75% of all products meeting one or more of Williams-Sonoma, Inc.'s social and environmental initiatives by 2030, $50 million investment in purchases of Nest Ethical Handcraft product, and a commitment to double investments in Fair Trade USA® programs by 2025.
Jeff Howie	Mr. Howie, our Chief Financial Officer, is responsible for Financial Planning & Analysis, Treasury, Investor Relations, Accounting, Tax, and Internal Audit. He also operationally oversees Business-to-Business, Real Estate and Store Development, Outlet Division, Pottery Barn Brands Inventory Management, and Corporate Facilities and Security. During his 20-year tenure, Mr. Howie has served in multiple leadership positions across the Pottery Barn, Pottery Barn Kids, Pottery Barn Teen, and Williams Sonoma brands, and most recently served as Williams-Sonoma, Inc.'s Executive Vice President, Chief Administrative Officer. Mr. Howie helped to deliver record Non-GAAP earnings per share results and strong returns to stockholders of approximately $1.1 billion in share repurchases and dividends. He also oversaw the Company's non-GAAP ROIC of 49.4%, which continues to be significantly above the industry average. Additionally, Mr. Howie facilitated the 166% growth in Business-to-Business over the last two years, oversaw the Company's retail optimization initiative improving the profitability of our retail fleet, helped deliver Pottery Barn's industry leading +14.9% comp in FY22, and maintained the safety and security of our corporate facilities through the COVID-19 pandemic and Return-to-Office.
Marta Benson	Under Ms. Benson's leadership, through effective merchandising and marketing strategies and an innovative product pipeline, Pottery Barn drove $3.6 billion in net revenues, representing 14.9% comparable revenue growth in fiscal 2022, on top of 23.9% comparable revenue growth in fiscal 2021. Under Ms. Benson, Pottery Barn continues to optimize its fleet of stores with remodels and relocations, which

Named Executive	Key Accomplishments

continue to outperform prior stores and targets. Ms. Benson has helped build Pottery Barn's entrepreneurial culture and develop incremental initiatives to accelerate growth, including this year's launch of PB Accessible Home, and existing growth initiatives including: Apartment, Marketplace, and Bath Renovation, each of which is contributing to material sales volume. During Ms. Benson's tenure, Pottery Barn has become a leader in sustainable home retailing. Ms. Benson spearheaded a partnership with the Arbor Day Foundation, strengthening our commitment to responsible wood sourcing. In partnership with the Arbor Day Foundation, Pottery Barn committed to planting one tree for every piece of select indoor wood furniture sold. Since launching the campaign 2 years ago, Pottery Barn has contributed to planting 2.4 million trees, which is 80% complete towards the original goal of 3 million trees by 2023. With the company's cross-brand support, we have collectively achieved 3.3 million trees planted, which have absorbed CO_2, removed pollutants from the air, and helped filter the water.

David King . . . . Mr. King has served as the company's General Counsel since 2011. In this role, he is responsible for overseeing the company's corporate governance, litigation, intellectual property, employment, regulatory, marketing, contract, risk, business continuity, and loss prevention matters. He also manages the legal components of the company's global, strategic, business development, and ESG initiatives. Mr. King has reduced the company's legal exposure, assisted with its global expansion, negotiated key contracts, and ensured compliance with regulations. His legal work supports the company's key differentiators—our in-house design, our digital-first but not digital-only channel strategy, and our values.

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(1) A reconciliation of the GAAP to non-GAAP diluted earnings per share and the definition of Return on Invested Capital may be found on pages 10 to 11 in Exhibit 99.1 to our Form 8-K filed with the Securities and Exchange Commission on March 16, 2023, which is incorporated herein by reference.

Long-Term Incentives

The third component of the company's compensation program is long-term equity compensation. The Compensation Committee believes that equity compensation awards encourage our executives to work toward the company's long-term business and strategic objectives and to maximize long-term stockholder returns. In addition, the Compensation Committee believes that equity awards incentivize executives to remain with the company. In determining the long-term incentive awards for fiscal 2022, the Compensation Committee considered the strong experience and individual performance of the executive team, the unvested value of equity awards remaining in fiscal 2022, and relevant market data.

In fiscal 2022, equity was granted to our NEOs in the form of PSUs and RSUs. PSUs were granted with variable payout based on achievement of three-year performance goals. The Compensation Committee believes that granting equity in the form of PSUs and RSUs drives strong performance, aligns each executive's interests with those of stockholders, and provides an important and powerful retention tool.

Proxy

Component	Weighting (CEO/NEOs)	Time Frame (Vesting)	Purpose	Performance Linkage

Performance-Based RSUs (PSUs)	50%/40%	3-year performance targets and cliff vesting	• Motivate achievement of the key indicators of company success that best drive stockholder value
			
			• Reward for attainment of long-term performance and stockholder value creation
			
			• Attract and retain NEOs long-term
			
			• Provide opportunity to build ownership in the company
				• Equally weighted across scorecard of relevant financial metrics that are aligned with stockholder interests:
				
				  ◦ Revenue (3-year CAGR)
				
				  ◦ EPS (3-year CAGR)
				
				  ◦ Operating Cash Flow (3-year average)
				
				  ◦ ROIC (3-year average)
				
				• Emphasis on stock price performance

Time-Based RSUs	50%/60%	4-year pro-rated vesting	• Attract and retain NEOs long-term • Provide opportunity to build ownership in the company • Align interests with stockholders	• Emphasis on stock price performance

PSUs earned are variable based on actual performance (subject to certain pre-established adjustments) relative to target, as follows:

Level	% of Target PSUs
Below Threshold	0%
Threshold	50%
Target	100%
Above Target	200%
Maximum (and above)	300%

The Compensation Committee established the three-year performance goals for the PSUs by reference to historical company performance, our fiscal 2022 budget, and our three-year earnings growth plan, which were presented to and reviewed by our Board of Directors. The PSU performance period will run from fiscal 2022 through fiscal 2024. We do not disclose the specific goals utilized until the completion of the performance period due to confidentiality and competitive concerns. We believe that the goals were set at challenging levels (above prior-grant goals for all four metrics) and are fully aligned with the rigorous expectations and long-term interests of our stockholders. The performance goals under the 2022 – 24 PSU plan resulting in payout at 100% and 200% of the target number of PSUs are higher than the goals providing for such payout under the 2020 – 22 and 2021 – 23 PSU plans. For the 2022 – 24 PSU plan, a payout opportunity of 300% of target was included and requires performance at significantly higher levels than required to achieve the maximum payout under the 2020 – 22 and 2021 – 23 PSU plans.

In determining the type and number of equity awards granted to each NEO, the Compensation Committee considered the recommendations of the Chief Executive Officer, which were based on:

- The executive's performance and contribution to the profitability of the company;

- The type and number of awards previously granted to each executive;

- The executive's outstanding equity awards;

- The vesting schedule of the executive's outstanding equity awards;

- The optimal mix between long-term incentive awards and other types of compensation, such as base salary and bonus;

- The relative value of awards offered by peer companies to executives in comparable positions; and

- Additional factors, including increased responsibilities, succession planning, and retention strategy.

The Compensation Committee believes that each factor influences the number of shares appropriate for each individual and that no one factor is determinative.

In determining the long-term incentive grant for the Chief Executive Officer, the Compensation Committee considered several factors, including the company's performance, the assessment by the Compensation Committee of the Chief Executive Officer's performance, and peer market data.

Annual RSU and PSU equity grants approved by the Compensation Committee in March 2022, with an effective grant date of March 21, 2022 were as follows:

Named Executive Officer	Target Equity Value(1)	Number of Restricted Stock Units	Number of Performance Stock Units (at Target)
Laura Alber	$11,999,916	36,545	36,545
Jeff Howie	$ 2,999,733(2)	12,790	5,481
Marta Benson	$ 3,999,917	14,618	9,745
David King	$ 1,999,877	8,527	3,654
Alex Bellos	$ 3,999,917	14,618	9,745
Julie Whalen	$ 2,999,897	10,963	7,309

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(1) Please see Grants of Plan-Based Award Table on page 65 for accounting values.

(2) Excludes the September 2022 award granted to Mr. Howie in connection with his promotion to Chief Financial Officer.

Mr. Bellos' and Ms. Whalen's awards terminated for no consideration upon their departure. Additional design details are provided beginning on page 45.

PSUs Granted in Fiscal 2020

In fiscal 2020, the Compensation Committee granted PSUs to Ms. Alber, Mr. Howie, Ms. Whalen, Mr. Bellos, Ms. Benson, and Mr. King. Mr. Bellos' and Ms. Whalen's awards terminated for no consideration upon their departure. The PSU grants made in 2020 were subject to achievement of three-year performance, weighted equally across four relevant financial metrics: Revenue (3-year CAGR), EPS (3-year CAGR), Operating Cash Flow (3-year average), and ROIC (3-year average). These performance metrics cover fiscal 2020 through fiscal 2022 and were established in August 2020.

In August 2020, the Compensation Committee set three-year performance targets for the PSUs covering the fiscal years 2020 – 2022. Actual performance resulted in the vesting of 200% of the target number of PSUs.

PSU Metric	Goal (at Target)	Actual	Payout (% of Target)
Revenue Growth (3-Year CAGR)	3%	13.7%	200%
EPS (3-Year CAGR)	3%	53.7%	200%
Operating Cash Flow (3-Year Avg.)	$650M	$1,233M	200%
ROIC (3-Year Avg.)	22.5%	46.4%	200%
TOTAL			200%

Benefits Provided to Named Executive Officers

Subject to certain limited exceptions, all the benefits offered to our NEOs are offered broadly to our full-time associates. For example, a limited number of company executives are provided with reimbursement of financial consulting services up to $12,000 annually. The Compensation Committee believes that providing this assistance is prudent given the complexity of these executives' compensation and financial arrangements and helps our NEOs maximize the compensation we pay to them. In addition, certain of our long-tenured employees receive benefits under a car allowance program that we no longer offer to new employees. We maintain an Executive Deferred Compensation Plan that is available to all U.S. employees at the level of Vice President and above and provides an opportunity for individual retirement savings on a tax- and cost-effective basis. We do not offer any company match to this benefit plan. We do not sponsor any additional supplemental executive retirement plans. Additionally, employees at the level of Director and above can participate in supplemental life insurance plans that offer enhanced benefits. We believe that these benefits allow our NEOs to concentrate on their responsibilities and our future success. The value of the benefits offered to each of the NEOs is detailed in the Other Annual Compensation from Summary Compensation Table on page 63.

Roles in Determining Executive Compensation

Role of Compensation Committee

Each year, the Compensation Committee determines appropriate business targets for the fiscal year and evaluates executives' performance against those targets. As the Compensation Committee structures the executive compensation program, it considers the accounting and tax implications of each compensation element, as well as stockholder dilution from any equity awards. The Compensation Committee updates the Board of Directors regarding compensation decisions for executives and for the Chief Executive Officer, except for adjustments to the Chief Executive Officer's base salary, which are determined by the independent members of the Board. The Compensation Committee's role is further detailed in the Compensation Committee Charter, which is available on our website at ir.williams-sonomainc.com/governance.

In making pay decisions, the Compensation Committee reviews each executive's past and current compensation and analyzes:

- Each NEO's achievement of established financial and operating objectives for that executive's area of responsibility;

- The compensation opportunity for each NEO relative to the compensation opportunity disclosed by companies in our peer group for the officer's corresponding position, for each compensation element;

- Internal positioning among the NEOs; and

- Whether value and vesting terms of outstanding long-term incentive awards are sufficient to provide an appropriate balance of short and long-term incentives, drive sustained performance, and provide potential for appropriate reward.

Role of Our Chief Executive Officer and Management

The Chief Executive Officer is present at Compensation Committee meetings (except when her own compensation is being discussed) and makes recommendations regarding the compensation program in general and each executive's compensation specifically. Her recommendations are made in the context of peer group and other relevant data and are based on a quantitative analysis and comparison of each executive's performance against fiscal year business and strategic objectives and her qualitative evaluation of each executive's contributions to the company's long-term objectives. Further, she provides input on each executive's respective responsibilities and growth potential, as well as each's equity position and potential compensation payouts. Other members of management are also present at portions of Compensation Committee meetings to provide background information, as necessary.

Role of Independent Compensation Committee Consultant

For fiscal 2022, Pay Governance LLC was the independent executive compensation consultant for the Compensation Committee. Pay Governance LLC provides services only as directed by the Compensation Committee and has no other relationship with the company. The Compensation Committee has reviewed its relationship with Pay Governance LLC and has identified no conflicts of interest.

In fiscal 2022, Pay Governance LLC attended Compensation Committee meetings and provided periodic updates on relevant compensation trends and developments. In addition, Pay Governance provided advice and analysis on topics such as Chief Executive Officer and Executive Officer compensation, Say on Pay, stockholder outreach, risk assessment of the executive compensation program, disclosure, equity utilization, and non-employee director compensation.

Role of Market Data

The Compensation Committee, the Chief Executive Officer, and management believe that knowledge of general market practices and the specific compensation practices of our peer group, listed on page 50, is important in assessing the design and competitiveness of our compensation package. When market data is reviewed, it is considered as a reference point, rather than a fixed policy, for compensation positioning and decision-making. We do not set compensation to meet specific benchmarks or percentiles. When target total direct compensation was set at the beginning of fiscal 2022, the Compensation Committee confirmed the resulting competitive positioning was appropriate for each executive given their individual experience, complexity of role, business unit performance, and the company's consistently strong operating performance and sustained revenue and earnings growth in recent years.

Additional Information

Executive Stock Ownership Guidelines

The Compensation Committee has established stock ownership guidelines for our NEOs. Executive stock ownership supports the company's primary objective of creating long-term value for stockholders by aligning the executives' interests directly with those of the company's stockholders. Each executive is expected to maintain this minimum ownership while employed with us. The current guidelines for stock ownership are:

Position	Ownership Guideline
President and Chief Executive Officer	5x Base Salary
Other Named Executive Officers	2x Base Salary

The following equity holdings count toward the stock ownership guidelines: shares directly owned by the executive or his or her immediate family members; shares held in trust or any similar entity benefiting the executive or the executive's immediate family; and shares owned through the Williams-Sonoma, Inc. 401(k) Plan. Unexercised stock appreciation rights, vested but unexercised stock options, performance shares with incomplete performance periods, and unvested restricted stock units or other full-value awards do not count towards the stock ownership guidelines listed above. We do not currently grant stock appreciation rights or stock options to our NEOs.

Executives covered under the ownership guidelines are required to retain at least 50% of the net after-tax shares received as a result of the release of restricted stock units until the applicable ownership guideline has been achieved. As of April 5, 2023, all our NEOs meet or exceed the stock ownership guidelines or comply with the stock retention requirements for vested restricted stock units that are designed to bring the executive up to the applicable ownership level. Ms. Alber's personal wealth is tied to company performance, and as of April 5, 2023, she held stock worth over 38x her base salary, well above the 5x guideline.

Double-Trigger Change of Control Provisions

Each of our NEOs is entitled to double-trigger change of control benefits under our 2012 EVP Level Management Retention Plan, other than our Chief Executive Officer, who is entitled to such benefits under an individual arrangement. None of our NEOs are provided with any type of "golden parachute" excise tax gross-up. We believe that our change of control arrangements are competitive compensation practices and meet the company's objectives of:

- Enhancing our ability to retain these key executives as such arrangements are an important component of competitive compensation programs;

- Ensuring that our executives remain objective and fully dedicated to the company's business and strategic objectives at a critical time;

- Facilitating a smooth transition should a change in control occur;

- Avoiding windfalls, which could occur if payments are made automatically as a result of the transaction; and

- Mitigating any potential employer liability and avoiding future disputes or litigation by requiring a departing executive to sign a release agreement acceptable to us as a condition to receiving such payments and benefits.

The Compensation Committee has considered the total potential cost of the change of control arrangements provided to our NEOs and has determined that such cost is reasonable and reflects the importance of the objectives described above.

Please see the section titled "Employment Contracts and Termination of Employment and Change-of-Control Arrangements—Management Retention Agreement" and the section titled "Employment Contracts and Termination of Employment and Change-of-Control Arrangements—Management Retention Plan," beginning on page 69, for more information.

Severance Protection for the Chief Executive Officer

As previously disclosed, we have entered into a severance arrangement with Ms. Alber providing for certain severance benefits in the event of the termination of her employment without cause or if she resigns for good reason, in each case, outside of the change in control context. Such severance benefits are conditioned, among other things, on her execution of a release agreement. The Compensation Committee implemented this arrangement to ensure that she remains focused on the company's business and strategic objectives rather than potential personal economic exposure and given that Ms. Alber's departure in such circumstances is due, at least in part, to circumstances not within her control. The Compensation Committee has considered the total potential cost of her severance benefits and determined them to be reasonable.

Please see the section titled "Employment Contracts and Termination of Employment and Change-of-Control Arrangements—Amended and Restated Employment Agreement with Laura Alber," beginning on page 71, for more information.

RSU and PSU Vesting Provisions Upon Death, Disability, or Retirement

Additionally, consistent with the practice of many of our peers and to encourage our employees to remain employed with the company through the date of the applicable vesting event, grants of RSUs, including the PSUs granted to our NEOs, provide for pro-rata vesting upon death or disability, and upon retirement, full vesting in the case of time-based RSUs and pro-rata vesting in the case of PSUs. Retirement is defined as leaving the company at age 70 or later, with a minimum of 15 years of service. PSUs granted to our NEOs vest on a pro-rata basis subject to the achievement of the applicable performance goals in the event of death, disability, or retirement. Currently, none of our NEOs are retirement eligible.

Please see the section titled "Employment Contracts and Termination of Employment and Change-of-Control Arrangements—Amended and Restated Employment Agreement with Laura Alber," beginning on page 71, for more information.

Clawback Policy Following Financial Restatement

We currently maintain a clawback policy that provides for the recovery of past payments or awards in the event of a financial restatement. In such event, the Compensation Committee will review all cash and equity awards that, in whole or in part, were granted or paid to, or earned by, our executive officers based on performance during the financial period subject to such restatement. If any award would have been lower or would not have vested, been earned or been granted based on such restated financial results, the Compensation Committee may, if it determines appropriate in its sole discretion and to the extent permitted by governing law, (a) cancel such award, in whole or in part, whether or not vested, earned or payable and/or (b) require the award holder to repay to the company an amount equal to all or any portion of the value from the grant, vesting, or payment of the award that would not have been realized or accrued based on the restated financial results.

On October 26, 2022, the SEC adopted long-awaited final rules implementing the incentive-based compensation recovery provisions of the Dodd-Frank Act. The final rules directed the stock exchanges to establish listing standards requiring listed companies to develop and implement a policy providing for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers and to satisfy related disclosure obligations. We intend to timely amend and restate our clawback policy to reflect these new requirements.

Prohibition of Insider Trading, Hedging and Pledging Company Stock

Our Insider Trading Policy expressly bars hedging, derivative, or any other speculative transactions involving the company's stock by all officers, employees, and members of the Board, and any consultants, advisors, and contractors to the company and its subsidiaries that the company designates, as well as members of the immediate families and households of these persons. Such prohibited transactions include hedging or derivative transactions, such as "cashless" collars, forward contracts, equity swaps or other similar or related transactions, or any short sale, "sale against the box," or any equivalent transaction involving the company's stock or the stock of certain business partners. We also prohibit such persons from pledging company stock to secure a loan, or from purchasing company stock on margin. In addition, we prohibit such persons from purchasing or selling our securities while in possession of material, non-public information, or otherwise using such information for their personal benefit and maintain a quarterly black-out window where applicable individuals may not trade.

Internal Revenue Code Section 162(m)

While Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers, the Compensation Committee retains the discretion to award and pay compensation that is not deductible as it believes that it is in the best interests of our stockholders to maintain flexibility in our approach to executive compensation and to structure a program that we consider to be the most effective in attracting, motivating, and retaining key executives.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on this review and discussion with management, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in the company's Annual Report on Form 10-K for fiscal 2022.

COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Scott Dahnke, Chair
William Ready
Frits van Paasschen

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* This report shall not be deemed to be (i) "soliciting material," (ii) "filed" with the SEC, (iii) subject to Regulations 14A or 14C of the Securities Exchange Act of 1934, as amended, or (iv) subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference into any of our other filings under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, except to the extent we specifically incorporate it by reference into such filing.

Summary Compensation Table for Fiscal 2022, Fiscal 2021, and Fiscal 2020

This table sets forth certain annual and long-term compensation earned by or granted to our Named Executive Officers. For more information on the realized pay of our Named Executive Officers, please see "Overview of Chief Executive Officer Compensation for Fiscal 2022" on page 50, "Components of Our Compensation Program, 2022 Decisions and the Decision-Making Process," beginning on page 51, and "PSUs Granted in Fiscal 2020" on page 57.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)(3)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)(6)	Total ($)
Laura Alber . . . . Director, President, and Chief Executive Officer	2022	$1,592,307	—	$11,999,916	—	$3,700,000	$30,032	$17,322,255
	2021	$1,542,308	—	$11,999,857	—	$7,750,000	$32,162	$21,324,327
	2020	$1,500,743	—	$17,350,601	—	$5,250,000	$32,182	$24,133,526
Jeff Howie . . . . Executive Vice President, Chief Financial Officer	2022	$ 915,209	—	$ 6,499,648	—	$1,750,000	$19,661	$ 9,184,518
Marta Benson . . . . . CEO and President, Pottery Barn Brands	2022	$ 942,308	—	$ 3,999,917	—	$2,250,000	$23,160	$ 7,215,385
	2021	$ 892,308	—	$ 3,249,760	—	$3,000,000	$17,751	$ 7,159,819
	2020	$ 850,742	—	$ 3,802,559	—	$2,000,000	$17,564	$ 6,670,865
David King . . . . Executive Vice President, General Counsel	2022	$ 669,615	—	$ 1,999,877	—	$ 700,000	$18,846	$ 3,388,338
Alex Bellos. . . . . Former President, West Elm Brand	2022	$ 587,885	—	$ 3,999,917	—	—	$22,445	$ 4,610,247
	2021	$ 892,308	—	$ 3,249,760	—	$3,000,000	$22,657	$ 7,164,725
	2020	$ 850,000	—	$ 3,802,559	—	$2,000,000	$22,832	$ 6,675,391
Julie Whalen. . . . . . . Former Executive Vice President, Chief Financial Officer	2022	$ 568,269	—	$ 2,999,897	—	—	$15,523	$ 3,583,689
	2021	$ 850,000	—	$ 2,999,792	—	$2,100,000	$24,354	$ 5,974,146
	2020	$ 850,742	—	$ 3,802,559	—	$1,500,000	$18,995	$ 6,172,296

(1) Variances in the salary column versus annual base salary rate are a result of the timing of paychecks issued in a given fiscal year.

(2) Represents the grant date fair value of performance stock unit and restricted stock unit awards granted in fiscal 2022, fiscal 2021 and fiscal 2020, as calculated in accordance with FASB ASC Topic 718 by multiplying the closing price of our stock on the trading day prior to the grant date of the awards (as determined in accordance with FASB ASC Topic 718) by the number of units granted. The number of restricted stock units and performance stock unit awards granted is determined by dividing the total monetary value of each award by the closing price of our common stock on the trading day prior to the grant date, rounding down to the nearest whole share. Pursuant to FASB ASC Topic 718, the grant date fair value of the fiscal 2020 performance stock unit awards was determined using our stock price on the trading day preceding the date the performance goals were set for such awards in August 2020 ($93.17 grant date fair value per unit), rather than our stock price on the trading day preceding the date that the Compensation Committee approved such awards in April 2020 ($49.25 per share), which resulted in the grant date fair value being higher than the target value of such awards.

(3) The amounts in the stock awards column include the fair market value of performance stock unit awards assuming probable achievement of the performance goal at target levels resulting in the following fair market values for the performance stock unit awards: Ms. Alber—$5,999,958 (fiscal 2022), $5,999,928 (fiscal 2021), and $11,350,622 (fiscal 2020); Mr. Howie—$2,299,837 (fiscal 2022); Mr. Bellos—

$1,599,934 (fiscal 2022), $1,299,904 (fiscal 2021), and $1,702,589 (fiscal 2020); Ms. Benson—$1,599,934 (fiscal 2022), $1,299,904 (fiscal 2021), and $1,702,589 (fiscal 2020); Mr. King—$599,914 (fiscal 2022) and Ms. Whalen—$1,199,992 (fiscal 2022), $1,199,951 (fiscal 2021), and $1,702,589 (fiscal 2020). Assuming maximum achievement of the performance goal, the fair market value of those performance stock units would be: Ms. Alber—$17,999,874 (fiscal 2022), $17,999,785 (fiscal 2021), and $22,701,244 (fiscal 2020); Mr. Howie—$6,899,510 (fiscal 2022); Mr. Bellos—$4,799,802 (fiscal 2022), $3,899,712 (fiscal 2021), and $3,405,178 (fiscal 2020); Ms. Benson—$4,799,802 (fiscal 2022), $3,899,712 (fiscal 2021), and $3,405,178 (fiscal 2020); Mr. King—$1,799,741 (fiscal 2022); and Ms. Whalen—$3,599,975 (fiscal 2022), $3,599,853 (fiscal 2021), and $3,405,178 (fiscal 2020).

[4] Represents amounts earned under the company's 2001 Incentive Bonus Plan for fiscal 2022, fiscal 2021 and fiscal 2020.

[5] Details are provided in the Other Annual Compensation from Summary Compensation Table below.

[6] Excludes dividend equivalent payments, which were previously factored into the grant date fair value of disclosed equity awards.

Other Annual Compensation from Summary Compensation Table

This table sets forth the compensation and benefits included under "All Other Compensation" in the Summary Compensation Table above.

	Fiscal Year	Life Insurance Premiums($)(1)	Matching Contribution to the 401(k) Plan($)(2)	Car Allowance($)	Executive Financial Services($)	Total($)
Laura Alber	2022	$ 5,382	$9,150	$6,000	$ 9,500	$30,032(3)
	2021	$ 5,382	$8,700	$6,000	$12,000	$32,162(4)
	2020	$ 5,382	$8,550	$6,000	$12,000	$32,182(5)
Jeff Howie.	2022	$ 4,511	$9,150	$6,000	—	$19,661
Marta Benson	2022	$14,010	$9,150	—	—	$23,160
	2021	$ 8,971	$8,700	—	—	$17,751(4)
	2020	$ 8,514	$8,550	—	—	$17,564(6)
David King	2022	$ 3,696	$9,150	$6,000	—	$18,846
Alex Bellos	2022	$ 1,295	$9,150	—	$12,000	$22,445
	2021	$ 1,877	$8,700	—	$12,000	$22,657(4)
	2020	$ 1,782	$8,550	—	$12,000	$22,832(6)
Julie Whalen	2022	$ 2,873	$9,150	$3,500	—	$15,523
	2021	$ 4,554	$8,700	$6,000	$ 5,020	$24,354(4)
	2020	$ 3,945	$8,550	$6,000	—	$18,995(6)

[1] Premiums paid by us for term life insurance in excess of $50,000 for each fiscal year.

[2] Represents company matching contributions under our 401(k) plan. Similar to our other full-time employees, Named Executive Officers are eligible to participate in our 401(k) plan and received matching contributions from the company of up to $9,150 during calendar year 2022, $8,700 during calendar 2021, and $8,550 during calendar 2020.

[3] Ms. Alber is permitted to use the corporate aircraft for personal purposes and has fully reimbursed the company for the incremental cost of any flights taken.

[4] Includes a $80 Work from Home Stipend paid in fiscal 2021.

[5] Includes a $250 Work from Home Stipend paid in fiscal 2020.

[6] Includes a $500 Work from Home Stipend paid in fiscal 2020.

Grants of Plan-Based Awards

This table sets forth certain information regarding all grants of plan-based awards made to the Named Executive Officers during fiscal 2022.

	Grant Date(1)	Compensation Committee Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target ($)(2)(3)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Maximum ($)(3)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Estimated Future Payouts Under Equity Incentive Plan Awards Target (#)	Estimated Future Payouts Under Equity Incentive Plan Awards Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Laura Alber . . .			—	$3,200,000	$10,000,000	—	—	—	—	—
	3/21/2022	3/18/2022(5)	—	—	—	—	—	—	36,545	$5,999,958
	3/21/2022	3/18/2022(6)	—	—	—	18,272	36,545	109,635	—	$5,999,958
Jeff Howie				$ 900,000	$10,000,000	—	—	—	—	—
	3/21/2022	3/18/2022(5)	—	—	—	—	—	—	12,790	$2,099,862
	3/21/2022	3/18/2022(6)	—	—	—	2,740	5,481	16,443	—	$ 899,871
	9/12/2022	9/12/2022(5)	—	—	—	—	—	—	13,968	$2,099,949
	9/12/2022	9/12/2022(6)	—	—	—	4,656	9,312	27,936	—	$1,399,966
Marta Benson . .			—	$ 950,000	$10,000,000	—	—	—	—	—
	3/21/2022	3/18/2022(5)	—	—	—	—	—	—	14,618	$2,399,983
	3/21/2022	3/18/2022(6)	—	—	—	4,872	9,745	29,235	—	$1,599,934
David King . . .				$ 675,000	$10,000,000	—	—	—	—	—
	3/21/2022	3/18/2022(5)		—	—	—	—	—	8,527	$1,399,963
	3/21/2022	3/18/2022(6)		—	—	1,827	3,654	10,962	—	$ 599,914
Alex Bellos			—	$ 950,000	$10,000,000	—	—	—	—	—
	3/21/2022	3/18/2022(5)	—	—	—	—	—	—	14,618	$2,399,983
	3/21/2022	3/18/2022(6)	—	—	—	4,872	9,745	29,235	—	$1,599,934
Julie Whalen . . .			—	$ 875,000	$10,000,000	—	—	—	—	—
	3/21/2022	3/18/2022(5)	—	—	—	—	—	—	10,963	$1,799,905
	3/21/2022	3/18/2022(6)	—	—	—	3,654	7,309	21,927	—	$1,199,992

(1) The approval date represents the date that the Compensation Committee approved the stock award. The grant date represents the grant date of the stock awards as determined in accordance with FASB ASC 718, which is the same date that the Compensation Committee determined that the stock award grants would become effective.

(2) Target potential payment for each eligible executive pursuant to our established incentive targets.

(3) The Compensation Committee established a threshold performance goal that needed to be satisfied in order for payments under our stockholder-approved 2001 Incentive Bonus Plan to be earned. For fiscal 2022, the Compensation Committee established the threshold performance goal for the 2001 Incentive Bonus Plan as positive net cash flow provided by operating activities as set forth in the company's consolidated statements of cash flows. The Compensation Committee also set a secondary performance goal to guide its use of discretion in determining whether to reduce bonus amounts from the maximum shown in the table above; the Compensation Committee typically expects to pay bonuses at target levels if the secondary performance goal is met at target. For fiscal 2022, the Compensation Committee set the secondary performance goal as a diluted earnings per share target of $16.54 (excluding extraordinary non-recurring charges from GAAP EPS for fiscal 2022, including any amounts payable to covered employees under the 2001 Incentive Bonus Plan). As further described in the section entitled "Components of our Compensation Program, 2022 Decisions and the Decision-Making Process—Annual Cash Bonus" in the Compensation Discussion and Analysis on page 52, the 2001 Incentive Bonus Plan's threshold performance goal was achieved and the secondary performance goal was achieved between target and maximum levels, and the Compensation Committee elected to apply its discretion

in determining to reduce the actual amount to be paid to the Named Executive Officers under the 2001 Incentive Bonus Plan below the maximum potential payment shown in the table above.

(4) Represents the grant date fair value of awards granted in fiscal 2022, as calculated in accordance with FASB ASC Topic 718 by multiplying the closing price of our stock on the trading day prior to the grant date of the awards (as determined in accordance with FASB ASC Topic 718) by the number of units granted.

(5) Grants of restricted stock units. See the section entitled "Components of our Compensation Program, 2022 Decisions and the Decision Making Process—Long-Term Incentives" in the Compensation Discussion and Analysis beginning on page 55 and the footnotes to the "Outstanding Equity Awards at Fiscal Year-End" table beginning on page 66 for more information regarding these grants.

(6) Grants of performance stock units. See the section entitled "Components of our Compensation Program, 2022 Decisions and the Decision Making Process—Long-Term Incentives" in the Compensation Discussion and Analysis beginning on page 55 and the footnotes to the "Outstanding Equity Awards at Fiscal Year-End" table beginning on page 66 for more information regarding these grants.

Outstanding Equity Awards at Fiscal Year-End

The following tables set forth information regarding equity awards held by our Named Executive Officers on January 29, 2023.

Name	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested($)(4)(1)
Laura Alber	36,545(2)	$ 4,629,155	—	—
	—	—	36,545(3)	$ 4,629,155
	26,067(4)	$ 3,301,907	—	—
	—	—	104,268(5)	$13,207,628
	243,654(6)	$30,863,652	—	—
	60,914(7)	$ 7,715,976	—	—
	26,033(8)	$ 3,297,600	—	—
Jeff Howie	13,968(9)	$ 1,769,327	—	—
	—	—	9,312(10)	$ 1,179,551
	12,790(2)	$ 1,620,109	—	—
	—	—	5,481(3)	$ 694,278
	3,041(4)	$ 385,203	—	—
	—	—	5,211(5)	$ 660,077
	4,704(11)	$ 595,856	—	—
	3,134(12)	$ 396,984	—	—
	6,091(7)	$ 771,547	—	—
	1,953(8)	$ 247,387	—	—
Marta Benson	14,618(2)	$ 1,851,662	—	—
	—	—	9,745(3)	$ 1,234,399
	8,472(4)	$ 1,073,148	—	—
	—	—	22,590(5)	$ 2,861,475
	36,548(6)	$ 4,629,535	—	—
	21,320(7)	$ 2,700,604	—	—
	7,593(8)	$ 961,805	—	—

Name	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested($)(4)(1)
David King	8,527(2)	$ 1,080,115	—	—
	—	—	3,654(3)	$ 462,852
	6,082(4)	$ 770,407	—	—
	—	—	10,425(5)	$ 1,320,535
	16,242(6)	$ 2,057,374	—	—
	16,244(7)	$ 2,057,627	—	—
	5,207(8)	$ 659,571	—	—
Alex Bellos	—	—	—	—
Julie Whalen	—	—	—	—

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(1) Based on a stock price of $126.67, the closing price of our common stock on January 27, 2023, the last business day of fiscal 2022.

(2) Represents restricted stock units granted on March 21, 2022. The restricted stock units vest as follows: (i) 25% of the units vested on March 21, 2023; (ii) 25% of the units vest on March 21, 2024; (iii) 25% of the units vest on March 21, 2025; and (iv) 25% of the units vest on March 21, 2026, each subject to continued service. In addition, upon vesting, the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

(3) Represents performance stock units granted on March 21, 2022. The grant date for these purposes is the date that the Compensation Committee approved the grant of the performance stock units. The performance stock units vest on March 21, 2025, subject to continued service and achievement of performance criteria. As required under the SEC rules, the shares above reflect a hypothetical target payout of 100% based on performance trending through the end of fiscal 2022. Actual amounts paid may be lower and will not be determined until the completion of the performance period. This award has a potential payout range of 0% for below threshold performance to 300% for maximum performance depending on the extent to which the performance criteria are achieved. In addition, upon vesting, the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

(4) Represents restricted stock units granted on April 15, 2021. The restricted stock units vest as follows: (i) 25% of the units vested on April 15, 2022; (ii) 25% of the units vest on April 15, 2023; (iii) 25% of the units vest on April 15, 2024; and (iv) 25% of the units vest on April 15, 2025, each subject to continued service. In addition, upon vesting, the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

(5) Represents performance stock units granted on April 15, 2021. The grant date for these purposes is the date that the Compensation Committee approved the grant of the performance stock units. The performance stock units vest on April 15, 2024, subject to continued service and achievement of performance criteria. As required under the SEC rules, the shares above reflect a hypothetical maximum payout of 300% based on performance trending above target through the end of fiscal 2022. Actual amounts paid may be lower and will not be determined until the completion of the performance period. This award has a potential payout range of 0% for below threshold performance to 300% for maximum performance depending on the extent to which the performance criteria are achieved. In addition, upon vesting, the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

(6) Represents performance stock units granted on April 16, 2020. The performance stock units will vest on April 16, 2023, subject to continued service. The shares above reflect a payout of 200% based on actual achievement of the performance criteria. See the section entitled "Components of our Compensation Program, 2022 Decisions, and the Decision-Making Process—PSUs Granted in Fiscal 2020" in the Compensation Discussion and Analysis beginning on page 57 for more information regarding the

achievement of the performance criteria. In addition, upon vesting, the executive will receive a cash payment equal to dividends declared between the grant date and the vesting date.

(7) Represents restricted stock units granted on April 16, 2020. The restricted stock units vest as follows: (i) 25% of the units vested on April 16, 2021; (ii) 25% of the units vest on April 16, 2022; (iii) 25% of the units vest on April 16, 2023; and (iv) 25% of the units vest on April 16, 2024, each subject to continued service. In addition, upon vesting, the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

(8) Represents restricted stock units granted on April 18, 2019. The restricted stock units vest as follows: (i) 25% of the units vested on April 18, 2020; (ii) 25% of the units vested on April 18, 2021; (iii) 25% of the units vest on April 18, 2022; and (iv) 25% of the units vest on April 18, 2023, each subject to continued service. In addition, upon vesting, the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

(9) Represents restricted stock units granted on September 12, 2022. The restricted stock units vest as follows: (i) 25% of the units vested on September 12, 2023; (ii) 25% of the units vested on September 12, 2024; (iii) 25% of the units vest on September 12, 2025; and (iv) 25% of the units vest on September 12, 2026, each subject to continued service. In addition, upon vesting, the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

(10) Represents performance stock units granted on September 12, 2022. The performance stock units vest on March 21, 2025, subject to continued service and achievement of performance criteria. As required under the SEC rules, the shares above reflect a hypothetical target payout of 100% based on performance trending above target through the end of fiscal 2022. Actual amounts paid may be lower and will not be determined until the completion of the performance period. This award has a potential payout range of 0% for below threshold performance to 300% for maximum performance depending on the extent to which the performance criteria are achieved. In addition, upon vesting, the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

(11) Represents restricted stock units granted on February 23, 2021. The restricted stock units vest as follows: (i) 25% of the units vested on February 23, 2022; (ii) 25% of the units vested on February 23, 2023; (iii) 25% of the units vest on February 23, 2024; and (iv) 25% of the units vest on February 23, 2025, each subject to continued service. In addition, upon vesting, the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

(12) Represents performance stock units granted on February 23, 2021. The performance stock units will vest on April 16, 2023, subject to continued service. The shares above reflect a payout of 200% based on actual achievement of the performance criteria. See the section entitled "Components of our Compensation Program, 2022 Decisions, and the Decision-Making Process—PSUs Granted in Fiscal 2020" in the Compensation Discussion and Analysis beginning on page 57 for more information regarding the achievement of the performance criteria. In addition, upon vesting, the executive will receive a cash payment equal to dividends declared between the grant date and the vesting date.

Option Exercises and Stock Vested

The following table sets forth information regarding the vesting of restricted stock unit awards held by our Named Executive Officers during fiscal 2022.

Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Laura Alber	304,201	$45,319,865
Jeff Howie	9,885	$ 1,447,423
Marta Benson	57,875	$ 8,622,218
David King	31,920	$ 4,755,442
Alex Bellos	61,010	$ 9,089,270
Julie Whalen	51,603	$ 7,687,815

(1) The value realized upon vesting is calculated as the closing price of our stock on the trading day prior to the vesting date multiplied by the number of units vested.

Pension Benefits

None of our Named Executive Officers received any pension benefits during fiscal 2022.

Nonqualified Deferred Compensation

The following table reflects amounts deferred under the Executive Deferred Compensation Plan by our Named Executive Officers Plan.

Name	Executive Contributions in Fiscal 2022(1)	Registrant Contributions in Fiscal 2022	Aggregate Earnings (Loss) in Fiscal 2022(2)	Aggregate Withdrawals/ Distributions	Aggregate Balance at January 29, 2023(3)
Laura Alber	—	—	—	—	—
Jeff Howie	$515,846	—	$(113,120)	—	$2,741,151
Marta Benson	—	—	$ (68,015)	$629,858	$1,265,276
David King	—	—	—	—	—
Alex Bellos	—	—	—	—	—
Julie Whalen	—	—	—	—	—

---

(1) These amounts represent executive contributions attributable to fiscal 2022, and are included in the Summary Compensation Table for fiscal 2022 in the salary and bonus columns.

(2) None of the earnings in this column are included in the Summary Compensation Table for fiscal year 2022 because they were not preferential or above market.

(3) Balance at last fiscal year end includes the following amounts reported as compensation to the NEOs in the Summary Compensation Table for fiscal years prior to fiscal year 2022: Ms. Benson, $2,257,439.

Participation in the Executive Deferred Compensation Plan is limited to a group of select management and highly compensated employees. In fiscal 2022, participants were able to defer up to 75% of their base salary and up to 100% of their bonus, net of applicable employment and withholding taxes and subject to a minimum deferral requirement (5% of salary). Participant accounts are not put aside in trust or any other funding vehicle, and the obligations of the company to pay are an unsecured promise to pay in the future. Although no investments are held in the plan, participant accounts track investment funds chosen by the participant from a specified list, and accounts are adjusted for earnings that the investments would have accrued had the investment fund been held by such participant accounts. Accounts are generally distributed at termination of employment, although a participant can make an election at the time of deferral to have the distribution occur at an earlier or later date. A choice of quarterly installments over 5, 10, 15 or 20 years, or a single lump sum, is available for terminations due to retirement or disability, as defined in the plan, if the account is over $15,000. All other distributions are paid as a single lump sum. The commencement of payments can be postponed, subject to advance election and minimum deferral requirements. At death, the plan may provide a death benefit funded by a life insurance policy, in addition to payment of the participant's account.

Employment Contracts and Termination of Employment and Change-of-Control Arrangements

Management Retention Agreement

We entered into an amended and restated management retention agreement with Laura Alber on September 6, 2012. The management retention agreement restates substantially all of the material terms of the prior agreement, with the exception of extending the term of the agreement through September 7, 2033. All other terms are substantially the same as the EVP Retention Plan, as described below.

Management Retention Plan

Effective as of March 24, 2022, we amended and restated the 2012 EVP Level Management Retention Plan, or the EVP Retention Plan. The EVP Retention Plan restates all of the material terms of the prior 2012 EVP Level Management Retention Plan. Each of Mr. Howie, Ms. Benson, and Mr. King are subject to the

EVP Retention Plan. The EVP Retention Plan will remain in effect through March 23, 2025, unless earlier terminated by the company in accordance with the plan.

If within 18 months following a change of control, an executive's employment is terminated by us without "cause," or by the executive for "good reason," then (i) 100% of such executive's outstanding equity awards, including full value awards, with performance-based vesting where the payout is a set number or zero depending on whether the performance metric is obtained, will immediately become fully vested, except that if a full value award has performance-based vesting and the performance period has not been completed and the number of shares that can be earned is variable based on the performance level, a pro-rata portion of such executive's outstanding equity awards will immediately become fully vested at the target performance level, and (ii) in lieu of continued employment benefits (other than as required by law), such executive will be entitled to receive payments of $3,000 per month for 12 months.

In addition, if, within 18 months following a change of control, the executive's employment is terminated by us without "cause," or by the executive for "good reason," such executive will be entitled to receive (i) severance equal to 200% of such executive's base salary as in effect immediately prior to the change of control or such executive's termination, whichever is greater, with such severance to be paid over 24 months, and (ii) 200% of the average annual bonus received by such executive in the last 36 months prior to the termination, with such severance to be paid over 24 months.

Each executive's receipt of the severance benefits discussed above is contingent on such executive signing and not revoking a release of claims against us, such executive's continued compliance with our Code of Business Conduct and Ethics (including its provisions relating to confidential information and non-solicitation), such executive not accepting employment with one of our competitors, and such executive's continued non-disparagement of us. In the event that the severance payments and other benefits payable to an executive under a retention agreement constitute a "parachute payment" under Section 280G of the U.S. tax code and would be subject to the applicable excise tax, then the executive's severance payments and other benefits will be either (i) delivered in full or (ii) delivered to a lesser extent such that no portion of the benefits are subject to the excise tax, whichever results in the receipt by such executive on an after-tax basis of the greatest amount of benefits (such provision, a "better after-tax" provision).

For purposes of the EVP Retention Plan, "cause" means: (i) an act of dishonesty made by the executive in connection with his or her responsibilities as an employee; (ii) the executive's conviction of, or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude; (iii) the executive's gross misconduct; (iv) the executive's unauthorized use or disclosure of any proprietary information or trade secrets of the company or any other party to whom the executive owes an obligation of nondisclosure as a result of the executive's relationship with the company; (v) the executive's willful breach of any obligations under any written agreement or covenant with the company or breach of the company's Code of Business Conduct and Ethics; or (vi) the executive's continued failure to perform his or her employment duties after he or she has received a written demand of performance which specifically sets forth the factual basis for the belief that the executive has not substantially performed his or her duties and has failed to cure such non-performance within 30 days after receiving such notice.

For purposes of the EVP Retention Plan, "change of control" means the occurrence of any of the following events: (i) a change in the ownership of the company which occurs on the date that any one person, or more than one person acting as a group ("Person"), acquires ownership of the stock of the company that, together with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of the company; provided, however, that for purposes of this subsection (i), the acquisition of additional stock by any one Person, who is considered to own more than 50% of the total voting power of the stock of the company will not be considered a change of control; or (ii) a change in the effective control of the company which occurs on the date that a majority of members of the Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board of Directors prior to the date of the appointment or election; provided, however, that for purposes of this subsection (ii), if any Person is considered to effectively control the company, the acquisition of additional control of the company by the same Person will not be considered a change of control; or (iii) a change in the ownership of a substantial portion of the company's assets which occurs on the date that any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of the company's assets: (A) a transfer to an entity that is controlled by the company's stockholders immediately after the transfer, or (B) a transfer of assets by the company to: (1) a stockholder of the company (immediately before the asset transfer) in exchange for or with respect to the company's stock, (2) an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the company, (3) a Person that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the company, or (4) an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a Person. For purposes of this subsection (iii), gross fair market value means the value of the assets of the company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets. For purposes of this definition, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the company. Notwithstanding the foregoing, a transaction shall not be deemed a change of control unless the transaction qualifies as a change in the ownership of the company, change in the effective control of the company or a change in the ownership of a substantial portion of the company's assets, each within the meaning of Section 409A.

For purposes of the EVP Retention Plan, "good reason" means, without the executive's consent, (i) a material reduction in his or her annual base salary (except pursuant to a reduction generally applicable to senior executives of the company), (ii) a material diminution of his or her authority, duties or responsibilities, (iii) the executive ceasing to report directly to a specified individual or the Board of the company or the entity holding all or substantially all of the company's assets following a change of control, or (iv) relocation of the executive to a location more than 50 miles from the company's San Francisco, California main office location. In addition, upon any such voluntary termination for good reason, the executive must provide written notice to the company of the existence of one or more of the above conditions within 90 days of its initial existence, and the company must be provided with at least 30 days from the receipt of the notice to remedy the condition.

Amended and Restated Employment Agreement with Laura Alber

We entered into an amended and restated employment agreement with Laura Alber, effective as of September 6, 2012, which amended and restated the prior agreement entered into with Ms. Alber, effective May 26, 2010. The employment agreement restates substantially all of the material terms of the prior agreement, with the exception of extending the term of the agreement through September 7, 2033 and referencing Ms. Alber's then current base salary of $1,300,000. If we terminate Ms. Alber's employment without "cause," if she terminates her employment with us for "good reason," or if her employment is terminated due to her death or "disability," she will be entitled to receive (i) severance equal to 24 months of her base salary to be paid over 24 months, (ii) a lump sum payment equal to 200% of the average annual bonus received by her in the last 36 months prior to the termination, (iii) in lieu of continued employment benefits (other than as required by law), payments of $3,000 per month for 18 months, and (iv) accelerated vesting of her then-outstanding equity awards that vest solely based upon Ms. Alber's continued service by up to an additional 18 months' of vesting credit, and if the awards were subject to cliff-vesting of more than one year, the cliff-vesting provision will be lifted and vesting credit given as if the award had been subject to monthly vesting, and equity awards subject to performance-based vesting will remain outstanding through the date upon which the achievement of the applicable performance milestones are certified with such awards paid out, subject to the attainment of the applicable performance milestones, to the same extent and at the same time as if Ms. Alber had remained employed through the 18-month anniversary of her termination date. Ms. Alber's receipt of the severance benefits discussed above is contingent on her signing and not revoking a release of claims against us, her continued compliance with our Code of Business Conduct and Ethics (including its provisions relating to confidential information and non-solicitation), her not accepting employment with one of our competitors, and her continued non-disparagement of us.

For purposes of the employment agreement with Ms. Alber, "cause" is defined as (i) an act of dishonesty made by her in connection with her responsibilities as an employee, (ii) Ms. Alber's conviction of or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude, (iii) Ms. Alber's gross misconduct, (iv) Ms. Alber's unauthorized use or disclosure of any proprietary information or trade secrets of the company or any other party to whom she owes an obligation of nondisclosure as a result of her relationship with the company, (v) Ms. Alber's willful breach of any obligations under any written agreement or covenant with the company or breach of the company's Code of Business Conduct and Ethics, or (vi) Ms. Alber's continued failure to perform her employment duties after she has received a written demand of performance from the Board which specifically sets forth the factual basis for the Board's belief that she has not substantially performed her duties and has failed to cure such non-performance to the company's satisfaction within 30 days after receiving such notice.

For purposes of the employment agreement with Ms. Alber, "disability" means Ms. Alber (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering company employees.

For purposes of the employment agreement with Ms. Alber, "good reason" is defined as, without Ms. Alber's consent, (i) a reduction in her base salary (except pursuant to a reduction generally applicable to senior executives of the company), (ii) a material diminution of her authority or responsibilities, (iii) a reduction of Ms. Alber's title, (iv) Ms. Alber ceasing to report directly to the Board of Directors, or (v) the Board of Directors failing to re-nominate Ms. Alber for Board membership when her Board term expires while she is employed by the company. In addition, upon any such voluntary termination for good reason, Ms. Alber must provide written notice to the company of the existence of one or more of the above conditions within 90 days of its initial existence and the company must be provided with at least 30 days to remedy the condition.

The following table describes the payments and/or benefits which would have been owed by us to Ms. Alber as of January 29, 2023 if her employment had been terminated in various situations, without taking into account the "better after-tax" provision or applicable taxes.

Compensation and Benefits	Termination Without Cause or for Good Reason (No Change-of-Control)	Termination Without Cause or for Good Reason (Change-of-Control)	Death/Disability
Base Salary(1)	$ 3,200,000	$ 3,200,000	$ 3,200,000(2)
Bonus Payment(3)	$11,000,000	$11,000,000	$11,000,000(2)
Equity Awards(4)(5)	$41,433,250(6)	$43,408,162(7)	$41,433,250(6)
Health Care Benefits(8)	$ 54,000	$ 36,000	$ 54,000

(1) Represents 200%, or 24 months, of Ms. Alber's base salary as of January 29, 2023.

(2) Will be reduced by the amount of any payments Ms. Alber receives through company-paid insurance policies.

(3) Represents 200% of the average annual bonus received by Ms. Alber in the 36-month period prior to January 29, 2023.

(4) Value is based on a stock price of $126.67, the closing price of our common stock on January 27, 2023, the last business day of fiscal 2022.

(5) For illustrative purposes only, performance stock units are estimated at target.

(6) Represents the sum of (i) $17,998,540 for acceleration of vesting of 142,090 restricted stock units and (ii) $23,434,710 for acceleration of vesting of 185,006 performance stock units.

(7) Represents the sum of (i) $18,944,639 for acceleration of vesting of 149,559 restricted stock units and (ii) $24,463,523 for acceleration of vesting of 193,128 performance stock units.

(8) Based on a monthly payment of $3,000 to be paid by the company for 18 months or 12 months, as applicable, in lieu of continued employment benefits.

All Other Named Executive Officers

Except as described above in connection with a termination following a change of control of the company, the other Named Executive Officers are generally not entitled to severance benefits in connection with their termination for good reason or involuntary termination. The following table describes the payments and/or benefits which would have been owed by us to the Named Executive Officers as of January 29, 2023 under the EVP Retention Plan if, within 18 months following a change of control of the company, the executive's employment was terminated by us without cause, or by the executive for good reason, without taking into account the "better after-tax" provision or applicable taxes.

Potential Double-Trigger Change in Control Benefits

Name	Base Salary(1)	Bonus Payment(2)	Equity Awards(3)	Health Care Benefits(4)
Jeff Howie	$1,800,000	$2,700,000	$ 7,681,775(5)	$36,000
Marta Benson	$1,900,000	$4,166,667	$11,090,212(6)	$36,000
David King	$1,350,000	$2,150,000	$ 6,499,438(7)	$36,000
Alex Bellos	—	—	—	—
Julie Whalen	—	—	—	—

_____

(1) Represents 200% of each Named Executive Officer's base salary as of January 29, 2023.

(2) Represents 200% of the average annual bonus received by each Named Executive Officer in the 36-month period prior to January 29, 2023.

(3) Value is based on a stock price of $126.67, the closing price of our common stock on January 27, 2023, the last business day of fiscal 2022.

(4) Based on a monthly payment of $3,000 to be paid by the company for 12 months in lieu of continued employment benefits.

(5) Represents the sum of (i) $5,389,428 for acceleration of vesting of 42,547 restricted stock units and (ii) $2,292,347 for acceleration of vesting of 18,097 performance stock units.

(6) Represents the sum of (i) $6,587,220 for acceleration of vesting of 52,003 restricted stock units and (ii) $4,502,992 for acceleration of vesting of 35,549 performance stock units.

(7) Represents the sum of (i) $4,567,720 for acceleration of vesting of 36,060 restricted stock units and (ii) $1,931,718 for acceleration of vesting of 15,250 performance stock units.

Acceleration Provisions Under Equity Award Agreements and 2001 LTIP

Restricted stock units and performance stock units were granted to our Named Executive Officers in each of fiscal 2022, 2021 and fiscal 2020. Pursuant to our equity award agreements, our Named Executive Officers are eligible for pro-rata accelerated vesting of their equity awards in the event of a Named Executive Officer's death or "disability," and upon "retirement," full vesting in the case of time-based restricted stock units and pro-rata vesting in the case of performance-based restricted stock units. Such accelerated vesting benefits are subject to the achievement of performance goals in the case of performance stock units. The performance stock units also provide that upon a "change in control," the performance goals shall be deemed satisfied at target and, for purposes of any severance and corporate transaction vesting provisions, the performance stock units will generally be treated in the same manner as a time-based restricted stock unit award covering the number of shares based on such deemed target performance.

For purposes of the equity awards, "disability" means the occurrence of any of the following events: (i) the executive being unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to last for a continuous period of not less than 12 months; (ii) the executive is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under the company's accident and health plan covering the company's employees; or (iii) the executive has been determined to be totally disabled by the Social Security Administration.

For purposes of the equity awards, "retirement" means the executive's termination of employment for a reason other than "cause," "disability," or death subsequent to the executive having attained age 70 and having been employed by the company for at least 15 years. Currently, none of the Named Executive Officers satisfy the requirements for "retirement."

For purposes of the equity awards, "cause" means: (i) embezzlement, theft or misappropriation by the executive of any property of any of the company; (ii) the executive's breach of any fiduciary duty to the company; (iii) the executive's failure or refusal to comply with laws or regulations applicable to the company and their businesses or the policies of the company governing the conduct of its employees or directors; (iv) the executive's gross incompetence in the performance of their job duties; (v) the executive's commission of a felony or of any crime involving moral turpitude, fraud or misrepresentation; (vi) the executive's failure to perform duties consistent with a commercially reasonable standard of care; (vii) the executive's failure or refusal to perform job duties or to perform specific directives of the executive's supervisor or designee, or the senior officers or the Board; or (viii) any gross negligence or willful misconduct by the executive resulting in loss to the company or damage to the reputation of the company.

For purposes of the equity awards, "change in control" generally has the same meaning as "change in control" under the EVP Retention Plan or in the Named Executive Officer's employment agreement, as applicable.

In addition, our 2001 Long-Term Incentive Plan provides that, in the event of a merger or sale of all or substantially all of the assets of the company, a liquidation or dissolution of the company or a corporate reorganization of the company, equity awards held by all plan participants (including our Named Executive Officers) will vest in full immediately prior to such transaction to the extent they are terminated at the time of such transaction without provision to the holder of an equivalent substitute award. The following table describes the benefits which would have been paid to our Named Executive Officers under these provisions had they been fully triggered on January 29, 2023. None of our Named Executive Officers were eligible to retire on January 29, 2023.

Name	Death/Disability (1)(2)	Award Termination (No Substitute Award)(1)(2)
Laura Alber	$30,666,300(3)(4)	$43,408,162(8)
Jeff Howie	$ 3,165,483(5)	$ 7,681,775(9)
Marta Benson	$ 7,545,859(6)	$11,090,212(10)
David King	$ 4,541,246(7)	$ 6,499,438(11)
Alex Bellos	—	—
Julie Whalen	—	—

_____

[1] Value is based on a stock price of $126.67, the closing price of our common stock on January 27, 2023, the last business day of fiscal 2022.

[2] For illustrative purposes only, performance stock units are estimated at target.

[3] Under her employment agreement, Ms. Alber may be entitled to greater acceleration in the event of her death or disability, as described above in the table on page 72.

[4] Represents the sum of (i) $13,113,132 for acceleration of vesting of 103,522 restricted stock units and (ii) $17,553,168 for acceleration of vesting of 138,574 performance stock units.

[5] Represents the sum of (i) $ 2,529,980 for acceleration of vesting of 19,973 restricted stock units and (ii) $635,503 for acceleration of vesting of 5,017 performance stock units.

[6] Represents the sum of (i) $4,549,100 for acceleration of vesting of 35,913 restricted stock units and (ii) $2,996,759 for acceleration of vesting of 23,658 performance stock units.

[7] Represents the sum of (i) $3,223,751 for acceleration of vesting of 25,450 restricted stock units and (ii) $1,317,495 for acceleration of vesting of 10,401 performance stock units.

[8] Represents the sum of (i) $18,944,638 for acceleration of vesting of 149,559 restricted stock units and (ii) $24,463,524 for acceleration of vesting of 193,128 performance stock units.

[9] Represents the sum of (i) $5,389,428 for acceleration of vesting of 42,547 restricted stock units and (ii) $2,292,347 for acceleration of vesting of 18,097 performance stock units.

Represents the sum of (i) $6,587,220 for acceleration of vesting of 52,003 restricted stock units and (ii) $4,502,992 for acceleration of vesting of 35,549 performance stock units.

(11) Represents the sum of (i) $4,567,720 for acceleration of vesting of 36,060 restricted stock units and (ii) $1,931,718 for acceleration of vesting of 15,250 performance stock units.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown. For further information concerning the Company's variable pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to "Compensation Discussion and Analysis."

					Value of Initial Fixed $100 Investment Based On:			
	Summary Compensation Table Total for PEO(1)	Compensation Actually Paid to PEO(2)	Average Summary Compensation Table Total for Non-PEO NEOs(3)	Average Compensation Actually Paid to Non-PEO NEOs(4)	Total Stockholder Return(5)	Peer Group Total Stockholder Return(6)	Net Income (millions)(7)	Non-GAAP EPS(8)
Year								
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2022	$17,322,255	$ (163,581)	$5,596,435	$(3,488,288)	$192.77	$125.62	$1,128	$16.54
2021	$21,324,327	$78,793,201	$6,411,575	$15,913,266	$229.91	$153.61	$1,126	$14.85
2020	$24,133,526	$87,708,139	$6,296,302	$17,033,486	$188.41	$141.39	$ 681	$ 9.04

(1) The dollar amounts reported in column (b) are the amounts of total compensation reported for Ms. Alber (our President and Chief Executive Officer) for each corresponding year in the "Total" column of the Summary Compensation Table.

(2) The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Ms. Alber, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Ms. Alber during the applicable year. Negative amounts in column (c) are primarily attributable to changes in year over year fair value of equity awards granted in a prior year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Ms. Alber's total compensation for each year to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for PEO	Reported Value of Equity Awards(1)	Equity Award Adjustments(2)	Compensation Actually Paid to PEO
2022	$17,322,255	$(11,999,916)	$ (5,485,920)	$ (163,581)
2021	$21,324,327	$(11,999,857)	$69,468,731	$78,793,201
2020	$24,133,526	$(17,350,601)	$80,925,214	$87,708,139

(1) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" column in the Summary Compensation Table for the applicable year.

(2) The equity award adjustments for each applicable fiscal year include the addition (or subtraction, as applicable) of the following:

(i) the year-end fair value (computed consistent with the methodology used for share-based payments under U.S. GAAP) of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year;

(ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year;

Proxy

(iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date;

(iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value;

(v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and

(vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year.

The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	(i) Year End Fair Value of Outstanding and Unvested Equity Awards	(ii) Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	(iii) Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	(iv) Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	(v) Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	(vi) Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2022 ...	$ 9,258,310	$(12,970,739)	—	$ (1,773,491)	—	—	$ (5,485,920)
2021 ...	$21,522,305	$ 31,916,002	—	$16,030,424	—	—	$69,468,731
2020 ...	$31,411,874	$ 52,231,773	—	$ (2,718,433)	—	—	$80,925,214

(3) The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's NEOs as a group (excluding Ms. Alber who has served as our CEO since 2010) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding Ms. Alber) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2022, Mr. Howie, Ms. Benson, Mr. King, Mr. Bellos, and Ms. Whalen; and (ii) for 2021 and 2020, Ms. Whalen, Mr. Bellos, Ms. Benson, and Ryan Ross, the former President of the Williams Sonoma brand.

(4) The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Ms. Alber), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Ms. Alber) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (excluding Ms. Alber) for each year to determine the compensation actually paid, using the same methodology described above in Note (2):

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards	Average Equity Award Adjustments(1)	Average Compensation Actually Paid to Non-PEO NEOs
2022	$5,596,435	$(3,899,851)	$ (5,184,872)	$ (3,488,288)
2021	$6,411,575	$(3,062,327)	$12,564,018	$15,913,266
2020	$6,296,302	$(3,644,105)	$14,381,289	$17,033,486

_____

(1) The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	(i) Average Year End Fair Value of Equity Awards	(ii) Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards	(iii) Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	(iv) Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	(v) Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	(vi) Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Average Equity Award Adjustments
2022	$1,978,459	$ (984,095)	—	$ (252,583)	$(5,926,653)	—	$ (5,184,872)
2021	$4,943,199	$5,227,599	—	$2,393,220	—	—	$12,564,018
2020	$7,525,673	$7,266,557	—	$ (410,941)	—	—	$14,381,289

(5) Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.

(6) Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the following published industry index: S&P Retailing.

(7) The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

(8) Non-GAAP EPS means the Company's diluted earnings per share, exclusive of certain items as described below. Diluted earnings per share is computed as net earnings divided by the weighted average number of common shares outstanding plus common stock equivalents for the period. Common stock equivalents consist of shares subject to stock-based awards with exercise prices less than or equal to the average market price of our common stock for the period, to the extent their inclusion would be dilutive. Non-GAAP adjustments may vary from year to year, but for the years included herein consist of the following: (i) acquisition-related compensation expenses and the amortization of acquired intangible assets, (ii) inventory write-offs, (iii) expenses associated with store asset impairments, and (iv) tax benefit resulting from a non-recurring adjustment to certain deferred tax assets and liabilities, and (v) impairment charges for certain hardware and software costs and goodwill of Aperture, a division of our Outward, Inc. subsidiary. We use achievement of Non-GAAP EPS performance to fund our Bonus Plan and allocate awards to reflect brand and operational performance. The Company has determined that Non-GAAP EPS is the financial performance measure that, in the Company's assessment, represents the most important performance measure used by the Company to link compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to company performance. A reconciliation of the GAAP to non-GAAP diluted earnings per share may be found on pages 10 to 11 in Exhibit 99.1 to our Form 8-K filed with the Securities and Exchange Commission on March 16, 2023, which is incorporated herein by reference.

Tabular list of Financial Performance Measures

As described in greater detail in "Compensation Discussion and Analysis," the company's executive compensation program reflects a variable pay-for-performance philosophy. The metrics that the company uses for both our long-term and short-term incentive awards are selected based on an objective of incentivizing our NEOs to increase the value of our enterprise for our stockholders. The most important financial performance measures used by the company to link executive compensation actually paid to the company's NEOs, for the most recently completed fiscal year, to the company's performance are as follows:

- Non-GAAP EPS
- Revenue (3-year CAGR)
- EPS (3-year CAGR)
- Operating Cash Flow (3-year average)
- ROIC (3-year average)

Analysis of the Information Presented in the Pay versus Performance Table

As described in more detail in the section "Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes various performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

<u>*Compensation Actually Paid and Cumulative TSR*</u>

As demonstrated by the following graph, the amount of compensation actually paid to Ms. Alber and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Ms. Alber) is aligned with the Company's cumulative TSR over the three years presented in the table. The alignment of compensation actually paid with the Company's cumulative TSR over the period presented is because a significant portion of the compensation actually paid to Ms. Alber and to the other NEOs is comprised of equity awards and the negative values in 2022 are attributable to year-over-year changes in fair value of equity awards granted in a prior year and the forfeiture of equity awards granted to Mr. Bellos and Ms. Whalen at the time of their departure. As described in more detail in the section "Compensation Discussion and Analysis," the Company targets that approximately 66% of the value of total compensation awarded to the NEOs is to be comprised of equity awards, including restricted stock units and performance-based restricted stock units.



Compensation Actually Paid and Net Income

As demonstrated by the following table, the amount of compensation actually paid to Ms. Alber and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Ms. Alber) is generally aligned with the Company's net income over the three years presented in the table because a significant portion of the compensation actually paid to such individuals is comprised of equity awards and the negative values in 2022 are attributable to year-over-year changes in fair value of equity awards granted in a prior year and the forfeiture of equity awards granted to Mr. Bellos and Ms. Whalen at the time of their departure. While the Company does not use net income as a performance measure in the overall executive compensation program, the measure of net income is correlated with the measure Non-GAAP EPS, which the Company uses for setting goals in the Company's short-term incentive compensation program.



Compensation Actually Paid vs. Net Income

Compensation Actually Paid and Non-GAAP EPS

As demonstrated by the following graph, the amount of compensation actually paid to Ms. Alber and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Ms. Alber) is generally aligned with the Company's Non-GAAP EPS over the three years presented in the table because a significant portion of the compensation actually paid to such individuals is comprised of equity awards and the negative values in 2022 are attributable to year-over-year changes in fair value of equity awards granted in a prior year and the forfeiture of equity awards granted to Mr. Bellos and Ms. Whalen at the time of their departure. Given the importance of EPS to our executive compensation program, as discussed below, the Company has determined that Non-GAAP EPS is the financial performance measure that, in the Company's assessment, represents the most important performance measure used by the Company to link compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to Company performance. The Company utilizes Non-GAAP EPS as the funding goal for the Bonus Plan. As described in more detail in the section "Compensation Discussion and Analysis," the Company targets that approximately 17% of the value of total compensation awarded to the NEOs consists of amounts determined under the short-term incentive compensation program.



Compensation Actually Paid vs. Non-GAAP Diluted EPS

Cumulative TSR of the Company and Cumulative TSR of the Peer Group

As demonstrated by the following graph, the Company's cumulative TSR over the three-year period presented in the table was 93%, while the cumulative TSR of the peer group presented for this purpose, the S&P Retailing, was 26% over the three years presented in the table. The Company's cumulative TSR consistently outperformed the S&P Retailing peer group during the three years presented in the table, representing the Company's superior financial performance as compared to the companies comprising the S&P Retailing peer group. For more information regarding the Company's performance and the companies that the Compensation Committee considers when determining compensation, refer to "Compensation Discussion and Analysis."



Company TSR vs. Peer Group TSR

CEO Pay Ratio

We are required to disclose the annual total compensation of the Chief Executive Officer, the median of the annual total compensation of all employees of the company and its subsidiaries excluding the Chief Executive Officer ("Median Employee") and the ratio of those two amounts ("CEO Pay Ratio") for fiscal 2022. The annual total compensation of our Chief Executive Officer was $17,322,255 in fiscal 2022, as reflected in the Summary Compensation Table above. Based on reasonable estimates, the annual total compensation of the Median Employee was $27,046 for fiscal 2022. Accordingly, for fiscal 2022, the ratio of the annual total compensation of our Chief Executive Officer to the median annual total compensation of all of our other employees was 640 to 1. The Median Employee for fiscal 2022 was a Stock Associate located in Tennessee. In preparation for and during our holiday selling season in the fourth quarter of our fiscal year, we hire a substantial number of temporary and seasonal employees, primarily in our retail stores, customer care centers and distribution facilities, who are included in the determination of the median employee. If we exclude permanent part-time, temporary and seasonal employees from our pay ratio calculation, the median annual total compensation of the remaining employees increases to $46,093, which would result in a ratio of 376 to 1.

The annual total compensation used to identify our Median Employee for fiscal 2022 was determined based on all taxable wages earned in fiscal 2022 for each individual who was employed on the last day of the fiscal year. We also converted all relevant employee compensation, on a country-by-country basis, to U.S. dollars based on the applicable exchange rate as of the end of the fiscal year.

Incentive Award Committee

Pursuant to its charter and the 2001 Long-Term Incentive Plan, the Compensation Committee may delegate the authority to make non-executive officer grants to two or more directors, one or more officers of the company, or otherwise in any manner permitted under applicable law. The Compensation Committee does not delegate any of its authority with respect to grants to executive officers and non-employee directors of the company. The Compensation Committee delegated to Scott Dahnke, the Chair of the Compensation Committee and Laura Alber the authority to grant equity to certain non-executive employees within a stated budget in connection with the company's annual equity grants for fiscal 2022.

The Compensation Committee also appointed an Incentive Award Committee consisting of Laura Alber and Julie Whalen (until her departure) for fiscal 2022. The Compensation Committee delegated to the Incentive Award Committee the authority to grant equity awards under the company's 2001 Long-Term Incentive Plan within certain prescribed limits to non-executive officer employees with a corporate rank at or below Senior Vice President. The Chief Executive Officer believes it is important to provide our associates with long-term incentive vehicles that are directly linked to stockholder return. Granting equity-based incentives aligns the interests of our associates with those of our stockholders and reinforces the company's pay-for-performance strategy. This delegation is reviewed by the Compensation Committee annually and includes limitations on the number of shares subject to the grants, both on an individual basis and in the aggregate. Reports of awards made by the Incentive Award Committee are included in the materials presented at the Compensation Committee's regularly scheduled meetings.

INFORMATION CONCERNING EXECUTIVE OFFICERS

The following table provides certain information about our executive officers as of April 5, 2023. Our executive officers are appointed by and serve at the pleasure of our Board, subject to rights, if any, under employment contracts.

Name	Position with the Company and Business Experience
Laura Alber . . . . Age 54	*
Jeff Howie . . . . Age 53	• Executive Vice President, Chief Financial Officer since 2022 • Executive Vice President, Chief Administrative Officer, 2021 – 2022 • Executive Vice President, Chief Administrative Officer, Pottery Barn Brands, 2017 – 2021 • Executive Vice President, Inventory Management and Brand Finance, Pottery Barn Brands, 2016 – 2017 • Senior Vice President, Finance and Inventory Management, Williams Sonoma Brands, 2013 – 2016 • Senior Vice President, Inventory Management, Pottery Barn Kids and Teen, 2008 – 2013 • Vice President, Inventory Management, Pottery Barn Kids, 2004 – 2008 • Director, Inventory Management, Pottery Barn Kids, 2002 – 2004
Marta Benson . . . . Age 60	• CEO and President, Pottery Barn Brands since 2023 • President, Pottery Barn Brand, 2017 – 2023 • Executive Vice President, Pottery Barn Merchandising, 2015 – 2017 • Senior Vice President, Business Development, 2011 – 2015 • Chief Executive Officer, Gump's, 2006 – 2011
David King . . . . Age 54	• Executive Vice President, General Counsel and Secretary since 2017 • Senior Vice President, General Counsel and Secretary, 2011 – 2017 • Vice President, Deputy General Counsel, 2010 – 2011 • Vice President, Associate General Counsel, 2006 – 2010 • Director, Associate General Counsel, 2004 – 2006

---

*   Biographical information can be found in the table under the section titled "Information Regarding the Director Nominees" beginning on page 22 of this Proxy Statement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have policies in our Code of Business Conduct and Ethics that provide that employees must not engage in any transaction when an employee may face a real or perceived conflict of interest with the company. Our Code of Business Conduct and Ethics is distributed to all employees on an annual basis and made available throughout the year in our internal document database. It is also available on our website and in print to any stockholder who requests it. In addition, we have in place policies and procedures with respect to related person transactions that provide that our executive officers, directors and principal stockholders, as well as their immediate family members and affiliates, are not permitted to enter into a related party transaction with us unless (i) the transaction is approved or ratified by our Audit and Finance Committee or the disinterested members of our Board or (ii) the transaction involves the service of one of our executive officers or directors or any related compensation, is reportable under Item 402 of Regulation S-K and is approved by our Compensation Committee.

For the purposes of our related party transaction policy, "related party transaction" means any transaction in which the amount involved exceeds $120,000 in any calendar year and in which any of our executive officers, directors and principal stockholders, as well as their immediate family members and affiliates, had, has or will have a direct or indirect material interest, other than transactions available to all of our employees.

It is our policy to approve related party transactions only when it has been determined that such transaction is in, or is not inconsistent with, our best interests and those of our stockholders, including situations where we may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

This table sets forth information regarding the ownership of our common stock as of April 5, 2023 by:

- each person known to us to own more than 5% of our outstanding common stock;
- each director;
- the Named Executive Officers; and
- all current executive officers and directors as a group.

Unless otherwise noted, the persons listed below have sole voting and investment power. In addition, unless otherwise noted, the address of each stockholder noted in the following table is c/o Williams-Sonoma, Inc., 3250 Van Ness Avenue, San Francisco, California 94109. Information regarding our non-management 5% stockholders is derived from the most recently available 13G filings.

Name and Address of Beneficial Owner	Position with Company	Common Stock	Awards Exercisable or Vesting within 60 days(1)	Total	Percent of Class(2)
			Amount and Nature of Beneficial Ownership		
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	—	7,937,719	—	7,937,719(3)	12.1%
FMR LLC. 245 Summer Street Boston, MA 02210	—	6,671,613	—	6,671,613(4)	10.2%
BlackRock Inc. 55 East 52nd Street New York, NY 10055	—	6,271,877	—	6,271,877(5)	9.6%
Aristotle Capital Management, LLC 11100 Santa Monica Blvd., Suite 1700 Los Angeles, CA 90025	—	4,637,462	—	4,637,462(6)	7.1%
Capital Research Global Investors 333 South Hope Street Los Angeles, CA 90071	—	4,094,521	—	4,094,521(7)	6.2%
Blackhill Capital, Inc. 161 Madison Avenue Morristown, NJ 07960	—	3,951,370	—	3,951,370(8)	6.0%
Laura Alber	Director, Chief Executive Officer and President	526,270(9)	308,833	835,103	1.3%
Jeff Howie	Executive Vice President, Chief Financial Officer	9,038	9,146	18,184	*
Marta Benson	CEO and President, Pottery Barn Brands	35,186	57,625	92,811	*
David King	Executive Vice President, General Counsel	33,551(10)	31,598	65,149	*
Scott Dahnke	Director	20,000	2,227	22,227	*
Esi Eggleston Bracey	Director	1,929(11)	1,358	3,287	*
Anne Finucane	Director	455	1,328	1,783	*
Paula Pretlow	Director	1,173	1,465	2,638	*
William Ready	Director	4,564(12)	1,416	5,980	*
Frits van Paasschen	Director	12,025	1,446	13,471	*
All current executive officers and directors as a group (10 persons).	—	644,191(13)	416,442	1,060,633	1.6%

*   Less than 1%

[1]   Reflects exercisable restricted stock units vesting within 60 days of April 5, 2023 (prior to withholding of any such shares to satisfy applicable statutory withholding requirements).

[2]   Assumes settlement or vesting of awards included in footnote (1) into shares of our common stock with respect to the named individual. Based on 65,662,563 shares outstanding as of April 5, 2023.

[3]   The information above and in this footnote is based on information taken from the Schedule 13G of The Vanguard Group, Inc. filed with the Securities and Exchange Commission on February 9, 2023. The Vanguard Group, Inc. has shared voting power with respect to 30,652 shares, sole dispositive power with respect to 7,841,268 shares and shared dispositive power with respect to 96,451 shares.

[4]   The information above and in this footnote is based on information taken from the Schedule 13G/A filed by FMR LLC and Abigail P. Johnson, a Director and the Chairman and the Chief Executive Officer of FMR LLC, with the Securities and Exchange Commission on February 9, 2023. FMR LLC has sole voting power with respect to 6,647,373 shares and sole dispositive power with respect to 6,671,613 shares. Ms. Johnson has sole dispositive power with respect to 6,671,613 shares.

[5]   The information above and in this footnote is based on information taken from the Schedule 13G/A of BlackRock Inc. filed with the Securities and Exchange Commission on February 7, 2023. BlackRock Inc. has sole voting power with respect to 6,028,932 shares and sole dispositive power with respect to 6,271,877 shares.

[6]   The information above and in this footnote is based on information taken from the Schedule 13G/A filed by Aristotle Capital Management, LLC with the Securities and Exchange Commission on February 14, 2023. Aristotle Capital Management, LLC has sole voting power with respect to 4,631,155 shares and sole dispositive power with respect to 4,637,462 shares.

[7]   The information above and in this footnote is based on information taken from the Schedule 13G filed by Capital Research Global Investors, a division of Capital Research and Management Company, with the Securities and Exchange Commission on February 13, 2023. Capital Research Global Investors has sole voting power with respect to 4,094,521 shares and sole dispositive power with respect to 4,094,521 shares.

[8]   The information above and in this footnote is based on information taken from the Schedule 13G filed by Blackhill Capital, Inc. with the Securities and Exchange Commission on February 13, 2023. Blackhill Capital, Inc. has sole voting power with respect to 3,951,370 shares and sole dispositive power with respect to 3,951,370 shares.

[9]   Includes 16,146 shares held by Ms. Alber in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, based on a statement dated April 5, 2023.

[10]   Includes 227 shares held by Mr. King in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, based on a statement dated April 5, 2023.

[11]   Includes 678 fully vested deferred stock units awarded to Ms. Bracey in lieu of her cash compensation for service on our Board during fiscal 2022, in accordance with our Director Compensation Policy.

[12]   Includes 258 fully vested deferred stock units awarded to Mr. Ready in lieu of his cash compensation for service on our Board during fiscal 2021, in accordance with our Director Compensation Policy.

[13]   Includes 16,373 shares held by the executive officers in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, based on statements dated April 5, 2023.

STOCKHOLDER PROPOSALS

Stockholder proposals must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and be received by our Secretary at our principal executive offices no later than December 16, 2023 in order to be included in our Proxy Statement for the 2024 Annual Meeting. Under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, if the date of the 2024 Annual Meeting changes by more than 30 days from the anniversary of this year's Annual Meeting, to be included in our Proxy Statement, stockholder proposals must be received by us within a reasonable time before our solicitation is made.

In order to submit a proposal to be raised at the 2024 Annual Meeting that will not be included in our Proxy Statement for the 2024 Annual Meeting, stockholder proposals must comply with our Restated Bylaws. Under our Restated Bylaws a stockholder must give advance notice to our Secretary of any business, including nominations of directors for our Board, that the stockholder wishes to raise at our Annual Meeting. To be timely under our Restated Bylaws, the notice must be received by our Secretary not less than 90 days or more than 120 days prior to May 31, 2024, the anniversary of our 2023 Annual Meeting. Therefore, stockholder proposals must be received by our Secretary at our principal executive offices between February 1, 2024 and March 2, 2024 in order to be raised at our 2024 Annual Meeting.

Under our Restated Bylaws, if the date of the 2024 Annual Meeting changes by more than 30 days from the anniversary of this year's Annual Meeting, stockholder proposals to be brought before the 2024 Annual Meeting must be delivered not later than the 90th day prior to the 2024 Annual Meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us.

With respect to a stockholder's nomination of a candidate for our Board, the stockholder notice to the Secretary must contain certain information as set forth in our Restated Bylaws and described under the section "Corporate Governance—Board Committees—Nominations, Corporate Governance and Social Responsibility Committee" about both the nominee and the stockholder making the nomination. With respect to any other business that the stockholder proposes, the stockholder notice must contain a brief description of such business and the reasons for conducting such business at the meeting, as well as certain other information as set forth in our Restated Bylaws.

Any stockholder (or group of up to 20 stockholders) meeting our continuous ownership requirements of three percent (3%) or more of our common stock for at least three years who wishes to nominate a candidate or candidates for election in connection with our 2024 Annual Meeting and require us to include such nominees in our Proxy Statement and form of proxy for our 2024 Annual Meeting must submit a notice to our Secretary at our principal executive offices no later than December 16, 2023 and no earlier than November 16, 2023 (i.e., no later than the 120th day and no earlier than the 150th day before the one-year anniversary of the date on which we first mailed our proxy materials for our 2023 Annual Meeting). If the date of the 2024 Annual Meeting is more than 30 days before or after the one-year anniversary of the 2023 Annual Meeting (the "Other Meeting Date"), the notice must be received at our principal executive offices not later than the close of business on the later of the 90th day prior to such Other Meeting Date or the 10th day following the date on which public announcement of the date of such meeting is first made by the us.

In addition, stockholders who intend to solicit proxies in support of director nominees other than the company's nominees must comply with the additional requirements of Rule 14a-19(b).

If we receive notice of a matter to come before the 2024 Annual Meeting that is not in accordance with the deadlines described above, we will use our discretion in determining whether or not to bring such matter before the Annual Meeting. If such matter is brought before the Annual Meeting, then our proxy card for such meeting will confer upon our proxy holders discretionary authority to vote on such matter.

Stockholder proposals should be sent to: Williams-Sonoma, Inc., Attention: Corporate Secretary, 3250 Van Ness Avenue, San Francisco, California 94109.

NOTE ABOUT FORWARD-LOOKING STATEMENTS

In this proxy statement, the company has disclosed information which may be considered forward-looking within the meaning of the U.S. federal securities laws. Forward-looking statements may appear throughout this proxy statement, including in in the Corporate Governance Section, the Compensation Committee letter and the Compensation Discussion and Analysis. In some cases, you can identify these forward-looking statements by the use of terms such as "believe," "will," "expect" anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "would," and "continue to," or similar expressions, and variations or negatives of these words, but the absence of these words does not mean that a statement is not forward-looking. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, but not limited to statements regarding our ESG and DEI strategies and initiatives, our business opportunities, initiatives, strategy and related actions, and our financial targets and stockholder engagement. For information regarding risks and uncertainties associated with our business and a discussion of some of the factors that may cause actual results to differ materially from the results expressed or implied by such forward-looking statements, please refer to our SEC filings, including the "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Quantitative and Qualitative Disclosures about Market Risk" sections of our 2022 Annual Report on Form 10-K. The company undertakes no obligation to update information in this proxy statement.

INFORMATION REFERENCED IN THIS PROXY STATEMENT

The content of the websites referred to in this proxy statement are not incorporated by reference into this proxy statement.

AVAILABILITY OF PROXY STATEMENT AND ANNUAL REPORT ON FORM 10-K

Pursuant to SEC rules, we have elected to provide access to our proxy materials by notifying you of the availability of our proxy materials on the Internet. Copies of this Proxy Statement and our Annual Report on Form 10-K, including the financial statements for fiscal 2022 as filed with the SEC, are available at our website at ir.williams-sonomainc.com/financial-reports-page and upon written request and without charge to any stockholder by writing to: Williams-Sonoma, Inc., Attention: Annual Report Administrator, 3250 Van Ness Avenue, San Francisco, California 94109.

San Francisco, California
April 14, 2023

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DIRECTOR NOMINEES AND EXECUTIVE OFFICERS

LAURA ALBER
Director, President and Chief Executive Officer

ESI EGGLESTON BRACEY
Director

SCOTT DAHNKE
Board Chair

ANNE FINUCANE
Director

PAULA PRETLOW
Director

WILLIAM READY
Director

FRITS VAN PAASSCHEN
Director

MARTA BENSON
CEO and President, Pottery Barn Brands

JEFF HOWIE
Executive Vice President, Chief Financial Officer

DAVID KING
Executive Vice President, General Counsel
and Secretary

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
Williams-Sonoma, Inc.
3250 Van Ness Avenue
San Francisco, California 94109

STOCK EXCHANGE LISTING
New York Stock Exchange
Symbol: WSM

CORPORATE WEBSITE
williams-sonomainc.com

STOCKHOLDER/INVESTOR INFORMATION
ir.williams-sonomainc.com

VIRTUAL ANNUAL MEETING
Wednesday, May 31, 2023
starting at 9:00 a.m. Pacific Daylight Time
Visit www.register.proxypush.com/wsm
to register for our virtual annual meeting

TRANSFER AGENT
EQ Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164
800-468-9716 – shareowneronline.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
555 Mission Street
San Francisco, California 94105

TRADEMARKS
Pottery Barn, Pottery Barn Kids, Pottery Barn Teen,
West Elm, Williams Sonoma, Williams Sonoma Home,
Mark and Graham, Rejuvenation, Outward

WILLIAMS-SONOMA, INC.

POTTERY BARN   POTTERY BARN KIDS   POTTERY BARN TEEN   WEST ELM   WILLIAMS SONOMA   WILLIAMS SONOMA HOME   MARK AND GRAHAM   REJUVENATION   OUTWARD

WILLIAMS-SONOMA, INC.

